As filed with the Securities and Exchange Commission on February 23, 2010.

Registration No. 333-164011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TENGION, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2836	20-0214813
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2900 Potshop Lane, Suite 100

East Norriton, PA 19403

(610) 292-8364

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Steven Nichtberger, MD

President and Chief Executive Officer

Tengion, Inc.

2900 Potshop Lane, Suite 100

East Norriton, PA 19403

(610) 292-8364

Copies to:

Kevin T. Collins, Esq.

Martin C. Glass, Esq.

Jason M. Casella, Esq.

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Telephone: (212) 813-8800

Facsimile: (212) 355-3333

Joseph W. La Barge, Esq. Executive Director and Corporate Counsel Tengion, Inc. 2900 Potshop Lane, Suite 100 East Norriton, PA 19403 (610) 292-8364	David W. Pollak, Esq. David C. Schwartz, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178 Telephone: (212) 309-6000 Facsimile: (212) 309-6001

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.001 per share(3)	$46,000,000(4)	$3,280

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.
(2)	$2,870 of the registration fee has previously been paid.
(3)	Includes shares of common stock that the underwriters have an option to purchase to cover over-allotments, if any.
(4)	Represents the maximum offering price of shares that Tengion, Inc. may sell pursuant to this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 23, 2010

            Shares

TENGION, INC.

Common Stock

$             per share

•Tengion, Inc. is offering shares. •We anticipate that the initial public offering price will be between $ and $ per share.	•This is our initial public offering, and no public market currently exists for our shares. •Proposed trading symbol: Nasdaq Global Market—TNGN

This investment involves risk. See “Risk Factors” beginning on page 10.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Tengion	$	$

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $15.0 million in shares of common stock in this offering at the initial public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

The underwriters have a 30-day option to purchase up to              additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	Leerink Swann

The date of this prospectus is                     , 2010

Unless otherwise stated, all references to “us,” “our,” “Tengion,” “we,” the “Company” and similar designations refer to Tengion, Inc. Tengion® and the Tengion logo® are our registered trademarks and Tengion Neo-Bladder Augment™, Tengion Neo-Urinary Conduit™, Tengion Neo-Bladder Replacement™, Tengion Neo-Vessel™ and Tengion Neo-Kidney™ are our trademarks. Other names are for informational purposes only and may be trademarks of their respective owners.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Tengion

We believe we are the only regenerative medicine company focused on discovering, developing, manufacturing and commercializing a range of replacement organs and tissues, or neo-organs and neo-tissues. We currently create these functional neo-organs and neo-tissues using a patient’s own cells, or autologous cells, in conjunction with our Organ Regeneration Platform. We believe our proprietary product candidates harness the intrinsic regenerative pathways of the body to regenerate organs and tissues that are native-like, or substantially similar to native organs and tissues. We manufacture our product candidates in our scalable facilities using efficient and repeatable proprietary processes and we have implanted our neo-organs in clinical trials. We intend to develop our technology to address unmet medical needs in urologic, renal, gastrointestinal and vascular diseases.

Our lead product candidate, the Neo-Urinary Conduit, is an autologous implant that catalyzes regeneration of native-like bladder tissue for bladder cancer patients requiring a urinary diversion following bladder removal, or cystectomy. This tubular conduit passively transports urine from the ureters, through a hole in the abdomen, or stoma, into a removable, disposable bag, or ostomy bag. We have an effective investigational new drug application, or IND, and expect to start a Phase I clinical trial for this product candidate in the first half of 2010 in bladder cancer patients. We have also applied our technology in two Phase II clinical trials for our Neo-Bladder Augment for the treatment of neurogenic bladder, or dysfunctional bladder due to some form of neurological disease or condition. Our Neo-Urinary Conduit leverages recent advances in our technology platform that enable us to produce this product candidate more quickly and efficiently, and less expensively, than our Neo-Bladder Augment, enabling us to address larger market opportunities. Our product pipeline includes several candidates in early stage development, such as our Neo-Kidney Augment for patients with advanced chronic kidney disease, or CKD.

Our Organ Regeneration Platform

Our Organ Regeneration Platform is based on extensive work that began in the early 1990s at Children’s Hospital Boston and Massachusetts Institute of Technology, and continued at the Wake Forest Institute for Regenerative Medicine and our company. This platform, which utilizes intellectual property developed and owned by us and intellectual property licensed from Children’s Medical Center Corporation and Wake Forest University Health Sciences, involves the following steps:

•

Isolation and expansion.    We receive a small tissue sample, generally by routine biopsy, and isolate the necessary committed progenitor cells, which are relevant to a specific organ or tissue type. Committed progenitor cells have not yet developed into a single cell type and retain the ability to promote regeneration. We then use our proprietary cell growth process to grow, or expand, the progenitor cells.

•

Seeding and growth.    We place, or seed, these expanded cell populations on a bioabsorbable scaffold and put the seeded structure in a bioreactor, or a closed container used for enhancing biological growth under controlled conditions.

•	Implantation. The neo-organ or neo-tissue is shipped by a standard overnight courier service and implanted by a surgeon using standard surgical procedures.

•

Regeneration.    Based on clinical and preclinical data, we believe that our implanted product candidates serve as templates for the body to regenerate native-like organs and tissues. Blood vessels and nerves grow into the implanted neo-organ or neo-tissue and the scaffold is gradually absorbed by the body. In preclinical tests, we have observed that the newly grown tissue integrates with its surroundings and becomes substantially indistinguishable over time from the native organ. Clinical results indicate that the body regulates the growth and development of the organ to ensure that it is not under- or over-developed.

Our Strategy

Our goal is to become the leading regenerative medicine company focused on the development and commercialization of neo-organs and neo-tissues for a variety of diseases. To achieve this objective, we intend to:

•	Rapidly advance our Neo-Urinary Conduit.

•	Leverage our Organ Regeneration Platform to develop additional neo-organs and neo-tissues, such as our Neo-Kidney Augment.

•	Become a fully integrated company with discovery, development, manufacturing and marketing capabilities.

•	Selectively pursue strategic partnerships to accelerate and maximize the potential of our product candidates and technology while preserving significant commercial rights.

Initial Market Opportunities

Bladder Cancer. According to the National Cancer Institute, bladder cancer is the sixth most common form of cancer in the United States with approximately 10,000 cases per year of bladder cancer requiring bladder removal. Following bladder removal, patients require some form of urinary diversion. Most patients are currently treated by using a segment of bowel tissue to construct a conduit for urine to exit from the body into an ostomy bag. In its simplest form, the reconstruction involves creating a tubular structure out of bowel tissue and then connecting it to the ureters at one end and the skin at the other. The other diversionary option for patients is the creation of a continent reservoir out of bowel tissue.

Neurogenic Bladder. Current treatments for neurogenic bladder include medical management through a combination of medication and clean intermittent catheterization and, in advanced cases, surgery. Based upon our analysis of various hospital inpatient and discharge databases, we believe there are approximately 1,200 bladder augmentations using bowel tissue to augment the bladder, or enterocystoplasy, performed in the United States each year and approximately 1,100 in the European Union.

Limitations of Current Therapies

While there is variation across procedures and patient types, there are risks and complications common to all procedures that rely on harvesting bowel tissue and placing it in the urinary tract.

•	Bowel complications. Complications related to the bowel surgery typically consist of leaks, fistulas and obstructions. The loss of bowel tissue can also result in anemia and neurologic abnormalities.

•	Absorption issues. Use of bowel tissue often leads to electrolyte and metabolic imbalances, which can cause bone loss.

•	Infection. Persistent and recurrent infections are common in patients with bowel tissue reconstruction.

•	Mucus. Bowel tissue repositioned in the urinary tract secretes mucus into the urine.

•	Cancer. Malignancy, although rare, is a well-recognized complication following enterocystoplasty.

Our Solutions

The Tengion Neo-Urinary Conduit

Our lead product candidate, the Neo-Urinary Conduit, is intended to replace the use of bowel tissue in bladder cancer patients requiring a non-continent urinary diversion after bladder removal. We expect that this product candidate will avoid complications such as urine absorption, infection and mucus secretion associated with the use of bowel tissue in the urinary tract, as well as the issues and complications that may arise from the surgical procedure involved in harvesting bowel tissue. Our Neo-Urinary Conduit is produced using smooth muscle cells from a routine fat biopsy and not cells from the diseased bladder, eliminating the risk of reintroducing cancerous cells from the bladder into the patient. We have an effective IND and expect to begin a single-center Phase I clinical trial in the first half of 2010 in bladder cancer patients. This trial will be an open-label, single-arm study in up to five patients, which will allow optimization of the surgical procedure and post-surgical care in a controlled setting. While we have not explored later stage development with the Food and Drug Administration, or FDA, we believe that if this first study is successful, we may be able to move directly to a pivotal study as the next step in our regulatory pathway for our Neo-Urinary Conduit.

Principal observations of our Neo-Urinary Conduit in preclinical animal models have shown that:

•	Implantation of our Neo-Urinary Conduit results in the formation of a functional conduit.

•	By three months post-implantation, the scaffold is replaced by native-like bladder tissue consisting of urothelium, submucosa and smooth muscle cells.

•	There is no evidence of abnormal cell growth, tissue development or immune response, or adverse systemic effects.

•	Our Neo-Urinary Conduit regenerates native-like bladder tissue with complete mucosal lining at the ureteral and skin junctions.

These studies suggest that our Neo-Urinary Conduit may be safe and effective for treating patients who are undergoing cystectomy.

Development of our Neo-Urinary Conduit came as a natural extension of our clinical development experience with our Organ Regeneration Platform in two Phase II studies for our Neo-Bladder Augment. We believe important improvements in our Organ Regeneration Platform, made concurrently with the development of our Neo-Bladder Augment, will simplify the development of our Neo-Urinary Conduit and enhance its commercialization prospects. Only one cell type, smooth muscle cells, is needed for our Neo-Urinary Conduit, compared to two cell types used in our Neo-Bladder Augment, simplifying the procedure and reducing both cost and production time by approximately 50%. We can now produce our Neo-Urinary Conduit in four weeks or less, enabling us to meet the typical clinical timeline for bladder cancer patients undergoing cystectomy. Patients receiving a conduit represent a market approximately ten times larger than that for neurogenic bladder augmentation. As a result, we are devoting a significant portion of our resources to completing the development of our Neo-Urinary Conduit.

The Tengion Neo-Bladder Replacement

We believe that our Neo-Bladder Replacement, similar to our Neo-Urinary Conduit, will enable patients to avoid the complications associated with removal of bowel tissue and its subsequent use as a bladder replacement. Our Neo-Bladder Replacement, when implanted in the body, is intended to serve as a template that recruits other cells to develop a regenerated bladder. Principal observations of our Neo-Bladder Replacement in large animal models were consistent with those of our Neo-Urinary Conduit, and also showed:

•	All animals demonstrate continence upon removal of the catheter 21 days after surgery.

•	Implantation of our Neo-Bladder Replacement results in the formation of a compliant and functional bladder, with demonstrated nerve growth into the tissue.

•	The regenerated bladder achieves volumes typical of a native bladder and demonstrates an increase in capacity to accommodate animal growth.

Based upon these preclinical studies, we believe our Neo-Bladder Replacement may provide patients with a functioning replacement bladder, thus enabling them to void urine with no need for a stoma or ostomy bag. We believe we have completed all preclinical development necessary to prepare an IND for our Neo-Bladder Replacement.

The Tengion Neo-Bladder Augment

Our Neo-Bladder Augment is intended to supplement the patient’s existing bladder and promote regeneration of healthy bladder tissue in patients suffering from neurogenic bladder. Based upon the long-term data obtained as part of an academic clinical experience published in The Lancet, a leading medical journal, and the results of our Phase II clinical trials, we believe our Neo-Bladder Augment may provide the benefits of enterocystoplasty without many of the associated complications. We currently create our Neo-Bladder Augment by seeding a combination of urothelium and smooth muscle cells cultured by our scientists from the patient’s bladder onto our proprietary bioabsorbable scaffold.

We have conducted two open-label, multi-center Phase II clinical trials of our Neo-Bladder Augment for the treatment of neurogenic bladder in pediatric and adult patients. These trials confirmed that we can translate the academic experience underlying our platform technology into standardized and repeatable processes that we believe are scalable to commercial manufacturing processes. Based upon our experience with our Neo-Urinary Conduit, we now have the ability to develop urologic neo-organs and neo-tissues using only smooth muscle cells. We intend to explore the application of this and other enhancements to our Neo-Bladder Augment.

In February 2009, the FDA placed our IND for our Neo-Bladder Augment on clinical hold as a result of certain serious adverse events. Two pediatric patients had experienced small bowel obstructions, one of whom had developed a bladder infection, and both of whom subsequently experienced a perforation of the bladder resulting in leakage of urine through the bladder wall. We submitted a complete response to the FDA in June 2009, noting among other things that these serious adverse events are known complications of enterocystoplasty, the current standard of care for these patients. The FDA released the clinical hold in July 2009 with no recommended changes to our protocol, product candidate or implantation procedure. A third serious adverse event, occurring in October 2009, involved an adult patient who experienced a bladder perforation resulting in leakage through the bladder wall during the insertion of a catheter into the bladder as part of an evaluation performed in our clinical study. We submitted a report of this event to the FDA in November 2009, noting that this serious adverse event is not an unexpected complication for these patients undergoing urodynamic procedures. The patients experiencing the first and third serious adverse events have fully recovered medically. The patient experiencing the bacterial infection continues, as of January 2010, to have an indwelling catheter, but has otherwise recovered medically.

Other Product Opportunities

We are leveraging our Organ Regeneration Platform to develop a range of additional neo-organs.

•

Neo-Kidney Augment. Our Neo-Kidney Augment is designed to prevent or delay the need for dialysis or kidney transplant by improving renal function in patients with advanced chronic kidney disease, or CKD. We intend to use the patient’s kidney cells, procured by a needle biopsy, to create a product candidate that is implanted into the failing kidney and catalyzes the regeneration of functional kidney tissue. We have demonstrated the ability to prevent renal failure in animals and we have also isolated and characterized the necessary cells from healthy and diseased human kidneys, which we believe supports translation of this approach to human patients. We expect to begin a proof-of-concept study of our Neo-Kidney Augment in large animals in early 2010.

•

Neo-GI Augment. Our Neo-GI Augment is composed of smooth muscle cells seeded on our proprietary bioabsorbable scaffold, intended to be used as a tubular or patch implant. Our objective is to demonstrate that our product candidate regenerates native-like esophagus and intestinal tissues.

•	Neo-Vessel Replacement. Our Neo-Vessel Replacement is intended to regenerate a native-like blood vessel as an alternative to synthetic arterio-venous grafts and for use in other vascular applications.

Selected Risk Factors

Investing in our common stock involves substantial risk. Before participating in this offering, you should carefully consider all of the information in this prospectus, including risks discussed in “Risk Factors” beginning on page 10. Some of our most significant risks are:

•	Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

•

We have a history of operating losses and we may not achieve or sustain profitability. As of December 31, 2009, we had an accumulated deficit of $181.6 million. We had net losses of $31.0 million, $42.4 million and $29.8 million in the years ended December 31, 2007, 2008 and 2009, respectively.

•	We have $22.3 million of outstanding debt as of December 31, 2009. This debt exposes us to risks that could adversely affect our business, operating results and financial condition.

•

If we do not successfully develop our product candidates and obtain the necessary marketing approvals to commercialize them, we will not generate sufficient revenues to continue our business operations.

•	Our product development programs are based on novel technologies and are inherently risky.

•	Our clinical trials may not be successful.

•	We cannot market and sell our product candidates in the United States or in other countries if we fail to obtain the necessary marketing approvals or licensure.

•

We have only limited experience manufacturing our product candidates. We may not be able to manufacture our product candidates in quantities sufficient for our clinical trials and/or any commercial launch of our product candidates.

•	If we are unable to obtain and maintain protection for our intellectual property, the value of our technology and product candidates will be adversely affected.

The Offering

Common stock offered	shares of common stock (or shares if the underwriters exercise their over-allotment option in full).

Common stock to be outstanding after this offering	shares of common stock (or shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	We expect to use the net proceeds from this offering to fund our research and development activities, including clinical trials for our Neo-Urinary Conduit and preclinical research and development activities for our Neo-Kidney Augment, to maintain our manufacturing facilities, to service and repay our debt and for working capital and other general corporate purposes.

Proposed Nasdaq Global Market symbol	TNGN

The number of shares of common stock to be outstanding after this offering is based on              shares outstanding as of                     , 2009 and excludes:

•	shares of common stock issuable upon the exercise of options outstanding as of , 2009 at a weighted average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of warrants outstanding as of , 2009 at a weighted average exercise price of $ per share; and

•	shares of our common stock reserved for future issuance under our 2010 Stock Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our redeemable convertible preferred stock, or preferred stock, into 81,954,127 shares of common stock;

•	no exercise of the underwriters’ over-allotment option;

•	our planned -for- reverse stock split to be effected prior to completion of this offering; and

•	the filing of an amended and restated certificate of incorporation and the adoption of our amended and restated bylaws prior to the closing of the offering.

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $15.0 million in shares of common stock in this offering at the initial public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

Corporate Information

We were founded in July 2003 as a Delaware corporation. Our corporate offices are located at 2900 Potshop Lane, Suite 100, East Norriton, PA 19403, and our telephone number is (610) 292-8364. Our website address is www.tengion.com. Information on our website is not incorporated into this prospectus and should not be relied upon in determining whether to make an investment in our common stock.

Summary Financial Data

The following summary financial data should be read in conjunction with “Selected Financial Information and Other Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Our summary statement of operations data for the years ended December 31, 2007, 2008 and 2009, and for the period from July 10, 2003 (inception) through December 31, 2009 have been derived from our audited financial statements included elsewhere in this prospectus. The pro forma balance sheet data reflect the automatic conversion of all outstanding shares of preferred stock into common stock and the reclassification of the preferred stock warrant liability to stockholders’ equity (deficit) upon the completion of this offering.

The pro forma as adjusted balance sheet data reflect the pro forma balance sheet data at December 31, 2009 adjusted for the sale of             shares of our common stock in this offering at the initial offering price of $              per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts, commissions and offering expenses payable by us.

	Year Ended December 31,			July 2003 (inception) through December 31,
	2007	2008	2009	2009
	(in thousands, except share and per share data)
Statement of Operations Data:
Operating expenses:
Research and development	$22,335	$27,947	$17,948	$91,709
General and administrative	5,290	7,467	5,527	28,670
Depreciation	3,678	4,716	4,937	15,149

Operating loss	(31,303)	(40,130)	(28,412)	(135,528)
Interest income (expense) and change in value of preferred stock warrants, net	315	(2,263)	(1,433)	(1,668)

Net loss	(30,988)	(42,393)	(29,845)	$(137,196)

Accretion of redeemable convertible preferred stock to redemption value	(8,742)	(11,754)	(14,059)

Net loss attributable to common stockholders	$(39,730)	$(54,147)	$(43,904)

Basic and diluted net loss attributable to common stockholders per share	$(4.15)	$(5.53)	$(4.34)

Weighted average common shares outstanding basic and diluted	9,575,796	9,793,724	10,112,409

Unaudited pro forma net loss			(29,845)

Unaudited basic and diluted pro forma net loss per share			$(0.32)

Unaudited basic and diluted pro forma weighted average common stock outstanding			92,066,536

	As of December 31, 2009
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)(2)
	(Unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$19,303	$19,303	$—
Working capital	2,766	2,766	—
Total assets	37,238	37,238	—
Long-term debt	8,640	8,640	—
Redeemable convertible preferred stock	187,916	—	—
Total stockholders deficit	(178,074)	10,157	—

(1)

On a pro forma basis to give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock and the reclassification of the preferred stock warrant liability to stockholders’ equity (deficit) upon the completion of this offering.

(2)

On a pro forma as adjusted basis to reflect the sale of             shares of our common stock in this offering at an assumed initial offering price to the public of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) additional cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity (deficit) by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2009 with respect to this uncertainty. This going concern opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. We are a development stage company and have not generated revenues or been profitable since inception, and it is possible we will never achieve profitability. We have devoted our resources to developing our Organ Regeneration Platform and certain product candidates, but such product candidates cannot be marketed until governmental approvals have been obtained. Accordingly, there is no current source of revenues much less profits, to sustain our present activities, and no revenues will likely be available until, and unless, our product candidates are approved by the FDA or comparable regulatory agencies in other countries and successfully marketed, either by us or a partner, an outcome which may not occur. If we successfully complete this offering, based upon our currently expected level of operating expenditures, we expect to be able to fund our operations through mid-2011. This period could be shortened if there are any significant increases in planned spending on development programs or more rapid progress of development programs than anticipated. There is no assurance that other financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

We have a history of net losses and may not achieve or sustain profitability.

We have incurred losses in each year since our inception and expect to experience losses for the foreseeable future. As of December 31, 2009, we had an accumulated deficit of $181.6 million. We had net losses of $31.0 million, $42.4 million and $29.8 million in the years ended December 31, 2007, 2008 and 2009, respectively. These losses resulted principally from costs incurred in our clinical trials, research and development programs, construction of our research laboratories and commercial manufacturing facility and from our general and administrative expenses. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity, total assets and working capital.

We expect to continue to incur significant operating expenses and anticipate that our expenses and losses will increase in the foreseeable future as we seek to further develop our product candidates, technology and manufacturing capabilities. Our expenses are expected to relate to the following:

•	commencing our Phase I clinical trial for our Neo-Urinary Conduit for patients with bladder cancer who require removal of their bladder;

•	continuing our preclinical development of our Neo-Bladder Replacement for bladder cancer patients requiring removal of their bladder and desiring a continent urinary diversion;

•	continuing research and development efforts relating to our Neo-Kidney Augment;

•	advancing our Neo-Bladder Augment;

•	researching and developing our Neo-GI Augment, Neo-Vessel Replacement and other product candidates;

•	maintaining, expanding, protecting and enforcing our intellectual property portfolio and assets and potentially challenging the intellectual property of others;

•	validating, certifying and staffing our commercial manufacturing facility if and when our product candidates advance into later-stage clinical trials;

•	expanding our manufacturing capabilities to support commercialization of our current and future product candidates; and

•	servicing and repaying indebtedness.

The extent of our future operating losses is highly uncertain, and we may never achieve or sustain profitability. If we are unable to achieve and then maintain profitability, the market value of our common stock will decline and you could lose all or part of your investment.

In order to fund our operations, we will need to raise significant amounts of capital. We may not be able to raise additional capital when necessary or on acceptable terms to us, if at all.

Our future capital requirements will depend on many factors, including:

•

the scope and results of our clinical trials, particularly regarding the number of patients required and the required duration of follow up for our clinical trials in support of our product candidates;

•

the time, complexity and costs involved in obtaining marketing approvals for our product candidates, which could take longer and be more costly than obtaining approval for a new conventional drug candidate, given the FDA’s limited experience with clinical trials and marketing approval for products derived from a patient’s own cells;

•	the scope and results of our research and preclinical development programs;

•	the costs of operating our research and development facility to support our research and early clinical activities;

•	the costs of validating, certifying and staffing our manufacturing facility to support later-stage clinical trials and also in anticipation of commercialization activities, if any;

•

the costs of maintaining, expanding, protecting and enforcing our intellectual property portfolio, including potential dispute and litigation costs and any associated liabilities and potentially challenging the intellectual property of others;

•	the costs of entering new markets outside the United States; and

•	the level of debt service payments we are obligated to make.

As a result of these factors, among others, we will need to seek additional funding prior to our being able to generate positive cash flow from operations. We would likely seek funding through public or private sales of our securities, commercial loan facilities, or some combination of both. We also might seek funding through collaborative arrangements. Additional funding may not be available to us on acceptable terms, or at all. If we obtain capital through collaborative arrangements, these arrangements could require us to relinquish some rights to our technologies or product candidates. If we raise capital through the sale of equity, or securities convertible into equity, dilution to our then-existing stockholders would result. If we obtain funding through the incurrence of debt, we would likely become subject to covenants restricting our business activities, and holders of debt instruments would have rights and privileges senior to those of our equity investors. In addition, servicing the interest and repayment obligations under our current and future borrowings would divert funds that would otherwise be available to support research and development, clinical or commercialization activities.

If we are unable to obtain adequate financing on a timely basis, we may be required to delay, reduce the scope of or eliminate one or more of our development programs, and reduce our personnel, any of which could have a material adverse effect on our business, financial condition and results of operations.

We have a substantial amount of debt that exposes us to risks that could adversely affect our business, operating results and financial condition.

We have approximately $22.3 million of debt outstanding as of December 31, 2009 which is secured by liens on substantially all of our assets. We expect that the annual principal and interest payments on our outstanding debt will be approximately $15.4 million, $9.0 million and $0.2 million in 2010, 2011 and 2012, respectively. The level and nature of our indebtedness could, among other things:

•	make it difficult for us to obtain any necessary financing in the future;

•	limit our flexibility in planning for or reacting to changes in our business;

•	reduce funds available for use in our operations;

•	impair our ability to incur additional debt because of financial and other restrictive covenants or the liens on our assets which secure our current debt;

•	hinder our ability to raise equity capital because in the event of a liquidation of the business, debt holders receive a priority before equity holders;

•	make us more vulnerable in the event of a downturn in our business; or

•	place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.

Unless we raise substantial additional capital or generate substantial revenue from a license or strategic partnership involving one of our product candidates, we may not be able to service or repay our debt when it becomes due, in which case our lenders could seek to accelerate payment of all unpaid principal and foreclose on our assets. Any such event would have a material adverse effect on our business, operating results and financial condition.

Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a development stage company. We commenced operations in July 2003. Our operations to date have been limited to organizing and staffing our company, acquiring and developing our technology and undertaking preclinical studies and clinical trials of our product candidates. We have not demonstrated an ability to successfully complete large-scale clinical trials, obtain marketing approvals for product registration, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, we have a limited operating history from which you can evaluate our business and prospects.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors. If we are successful in obtaining marketing approval for any of our product candidates, we will need to transition from a company with a research focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

If we fail to properly manage our growth, our business could be adversely affected.

We have substantially increased the scale of our operations since our inception in 2003. We anticipate further increasing the scale of our operations as we develop our product candidates. If we are unable to manage our growth effectively, our operations and financial condition could be adversely affected. The management of our growth will depend, among other things, upon our ability to improve our operational, financial and management controls, reporting systems and procedures. Furthermore, we may have to make investments in and hire and train additional personnel for our operations and manufacturing, which would result in additional burdens on our systems and resources and require additional capital expenditures.

If we do not successfully develop our product candidates and obtain the necessary marketing approvals to commercialize them, we will not generate sufficient revenues to continue our business operations.

In order to obtain marketing approval of our product candidates so that we can generate revenues once they are commercialized, we must conduct extensive preclinical studies and clinical trials to demonstrate that our product candidates are safe and effective and obtain and maintain approval of our manufacturing facilities. Our early stage product candidates, including our Neo-Urinary Conduit, for which we have an effective IND and for which we expect to commence a single-center Phase I clinical trial in the first half of 2010, may fail to perform as we expect. Moreover, our Neo-Urinary Conduit and our other product candidates may ultimately fail to demonstrate the necessary safety and efficacy for marketing approval. We will need to conduct additional research and development, and devote significant additional financial resources and personnel to develop commercially viable products and obtain the necessary marketing approvals, and if we fail to do successfully, we may cease operations altogether.

Risks Related to the Development of Our Product Candidates

Our product development programs are based on novel technologies and are inherently risky.

We are subject to the risks of failure inherent in the development of products based on new technologies. The novel nature of our Organ Regeneration Platform creates significant challenges with respect to product development and optimization, manufacturing, government regulation and approval, third-party reimbursement and market acceptance. For example, the FDA has relatively limited experience with the development and regulation of autologous neo-organs and neo-tissues and, therefore, the pathway to marketing approval for our product candidates may accordingly be more complex, lengthy and uncertain than for a more conventional new drug candidate. The FDA may not approve our product candidates or may approve them with certain restrictions that may limit our ability to market our product candidates, and our product candidates may not be successfully commercialized, if at all.

Our clinical trials may not be successful.

We will only obtain marketing approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA or the applicable non-United States regulatory authority, in clinical trials, that the product candidate is safe and effective, and otherwise meets the appropriate standards required for approval for a particular indication. Clinical trials are lengthy, complex and extremely expensive processes with uncertain results. A failure of one or more of our clinical trials may occur at any stage of testing. To date, we have conducted two Phase II clinical trials for our Neo-Bladder Augment, involving 16 pediatric and adult patients. During these trials, three patients experienced serious adverse events that at the time of their occurrence were deemed by the respective clinical investigator to be clinically significant and probably related to our product candidate or implantation procedure. Each of the serious adverse events involved perforation of the bladder, which is a known complication in patients undergoing enterocystoplasty, the current standard of care for these patients. A bladder perforation results in urine leakage through the bladder wall. We believe the underlying cause of these bladder perforations varied from patient to patient, and may be related to complications that can occur in this patient population including abscesses, bacterial infections, small bowel obstructions or invasive urologic procedures. As a result of these serious adverse events, the FDA placed our IND related to these clinical trials on hold. We submitted a complete response in June 2009 and the FDA released the clinical hold in July 2009 with no recommended changes to our protocol, product candidate or implantation procedure. There can be no assurance, however, that we will not experience similar serious adverse events with other patients in our Neo-Bladder Augment clinical trials or in our upcoming Phase I clinical trial for our Neo-Urinary Conduit.

We have limited experience in conducting and managing the preclinical development activities and clinical trials necessary to obtain marketing approvals necessary for marketing our product candidates, including approval by the FDA.

Our efforts to develop all of our product candidates are at an early stage. We may be unable to progress our product candidates that are undergoing preclinical testing into clinical trials. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and favorable initial results from a clinical trial do not necessarily predict final results. The indications of use for which we are pursuing development may have clinical effectiveness endpoints that have not previously been reviewed or validated by the FDA, which may complicate or delay our effort to ultimately obtain FDA approval. We cannot assure you that our clinical trials will ultimately be successful.

We have not obtained marketing approval or commercialized any of our product candidates. We may not successfully design or implement clinical trials required for marketing approval to market our product candidates. We might not be able to demonstrate that our product candidates meet the appropriate standards for marketing approval, particularly as our technology may be the first of its kind to be reviewed by the FDA. If we are not successful in conducting and managing our preclinical development activities or clinical trials or obtaining marketing approvals, we might not be able to commercialize our product candidates, or might be significantly delayed in doing so, which will materially harm our business.

We may find it difficult to enroll patients in our clinical trials.

Our initial product candidates are designed to treat diseases that affect relatively few patients. This could make it difficult for us to enroll the number of patients that may be required for the clinical trials we would be required to conduct in order to obtain marketing approval for our product candidates.

In addition, we may have difficulty finding eligible patients to participate in clinical trials because a patient may require a concomitant surgical procedure that would prevent them from receiving our product candidates, may be using alternative therapies, or the extent of a patient’s overall medical condition may render such patient ineligible to participate in our trials. Our inability to enroll a sufficient number of patients for any of our current or future clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether.

If we are not able to retain qualified management and scientific personnel, we may fail to develop our technologies and product candidates.

Our future success depends to a significant extent on the skills, experience and efforts of the principal members of our scientific and management personnel. These members include Steven Nichtberger, MD, our President and CEO, and Timothy Bertram, DVM, PhD, our Senior Vice President, Science and Technology. The loss of either or both of these individuals could harm our business and might significantly delay or prevent the achievement of research, development or business objectives. Competition for personnel is intense. We may find it difficult to retain qualified management and scientific personnel. For example, two of our executive officers voluntarily left our company in 2009 to pursue other opportunities. We may be unable to retain our current personnel or attract or integrate other qualified management and scientific personnel in the future.

We rely on third parties to conduct certain preclinical development activities and our clinical trials, and those third parties may not perform satisfactorily.

We do not conduct in our facilities certain preclinical development activities of our product candidates, such as preclinical studies in animals, nor do we conduct clinical trials for our product candidates ourselves. We rely on, or work in conjunction with, third parties, such as contract research organizations, medical institutions and clinical investigators, to perform these functions. Our reliance on these third parties for preclinical and clinical development studies reduces our control over these activities. We are responsible for ensuring that each of our preclinical development activities and our clinical trials is conducted in accordance with the applicable U.S. federal and state laws and foreign regulations, general investigational plan and protocols. However, other than our contracts with these third parties, we have no direct control over these researchers or contractors, as they are not our employees. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, or GCP, for conducting, recording and reporting the results of our clinical trials to assure that data and reported results are credible and accurate and that the rights, safety and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Furthermore, these third parties also may have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our preclinical development activities or our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. These third parties may be warned, suspended or otherwise sanctioned by the FDA or other government or regulatory authorities for failing to meet the applicable requirements imposed on such third parties. As a result, the third parties may not be able to fulfill their contractual obligations, and the results obtained from the preclinical and clinical research using their services may not be accepted by the FDA to support the marketing approval of our product candidates. If the third parties or their employees become debarred by the FDA, we cannot use the research data derived from their services to support the marketing approval of our product candidates. Finally, these third parties may be bought by other entities, change their business plans or strategies or they may go out of business, thereby preventing them from meeting their contractual obligations to us.

We may not be able to secure and maintain relationships with research institutions and clinical investigators that are capable of conducting and have access to necessary patient populations for the conduct our clinical trials.

We rely on research institutions and clinical investigators to conduct our clinical trials. Our reliance upon research institutions, including hospitals and clinics, provides us with less control over the timing and cost of clinical trials and the ability to recruit subjects. If we are unable to reach agreement with suitable research institutions and clinical investigators on acceptable terms, or if any resulting agreement is terminated because, for example, the research institution and/or clinical investigators lose their licenses or permits necessary to conduct our clinical trials, we may be unable to quickly replace the research institution and/or clinical investigator with another qualified research institution and/or clinical investigator on acceptable terms. We may not be able to secure and maintain agreement with suitable research institutions to conduct our clinical trials.

Compliance with governmental regulations regarding the treatment of animals used in research could increase our operating costs, which would adversely affect the commercialization of our technology.

The Animal Welfare Act, or AWA, is the federal law that covers the treatment of certain animals used in research. Currently, the AWA imposes a wide variety of specific regulations that govern the humane handling, care, treatment and transportation of certain animals by producers and users of research animals, most notably relating to personnel, facilities, sanitation, cage size, feeding, watering and shipping conditions. Third parties with whom we contract are subject to registration, inspections and reporting requirements. Furthermore, some states have their own regulations, including general anti-cruelty legislation, which establish certain standards in handling animals. If we or any of our contractors fail to comply with regulations concerning the treatment of animals used in research, we may be subject to fines and penalties and adverse publicity, and our operations could be adversely affected.

Public perception of ethical and social issues may limit or discourage the type of research we conduct.

Our clinical trials involve people, and we and third parties with whom we contract also do research involving animals. Governmental authorities could, for public health or other purposes, limit the use of human or animal research or prohibit the practice of our technology. Public attitudes may be influenced by claims that our technology or that regenerative medicine generally is unsafe for use in research or is unethical and akin to cloning. In addition, animal rights activists could protest or make threats against our facilities, which may result in property damage and subsequently delay our research. Ethical and other concerns about our methods, particularly our use of human subjects in clinical trials or the use of animal testing, could adversely affect our market acceptance.

Risks Related to the Manufacturing of Our Product Candidates

We have only limited experience manufacturing our product candidates. We may not be able to manufacture our product candidates in quantities sufficient for our clinical trials and/or any commercial launch of our product candidates.

We may encounter difficulties in the production of our product candidates. Construction of neo-organs and neo-tissues from autologous live human cells involves strict adherence to complex manufacturing and storage protocols and procedures. Early stage clinical manufacturing is conducted in our pilot facility and, while we have supported clinical manufacturing from this location, future difficulties may arise which limit our production capability and delay progress in our clinical trials. We have built a commercial-scale manufacturing facility, which is based on our pilot manufacturing facility and processes used in that facility, which we believe will support late phase clinical trials and the initial commercial launch of our product candidates. As a result of our business decision to focus our resources on our Neo-Urinary Conduit, activities that were under way to prepare this facility to commence manufacturing operations were temporarily halted in March 2009 and we are currently maintaining the facility in a condition that will enable us to complete these activities and commence manufacturing operations. We expect completion of these activities, including recertification and hiring additional staff, will cost approximately $1 million. Any unexpected difficulty in completing these activities would increase cost or delay late-stage clinical or commercial manufacturing.

We may encounter technical or logistical difficulties as we seek to commence, and subsequently increase, production at our commercial-scale manufacturing facility. These difficulties could increase our costs or cause delays in the production of our product candidates necessary for any Phase III clinical trial and/or any anticipated commercial launch of our product candidates, any of which could damage our reputation and harm our business. Moreover, we have limited experience in manufacturing our product candidates for human patients and we are not aware of any party that manufactures products similar to ours. As a result, if we are not able to successfully manufacture our product candidates, we may be unable to utilize the manufacturing services of a third-party manufacturer.

The current manufacture of our product candidates involves the use of regulated animal tissues, and future product candidates may also use animal-sourced materials.

We currently utilize several bovine-derived products, such as growth media, in the manufacture of our Neo-Urinary Conduit and Neo-Bladder Augment. Bovine-sourced materials are strictly regulated in the United States and other jurisdictions due to their capacity to transmit the prion disease Bovine Spongiform Encephalopathy, or BSE, which manifests itself in humans as Creutzfeldt-Jakob Disease. Although we obtain our supply of bovine-based materials from closed herds in jurisdictions that are not currently known to carry BSE, there can be no assurance that these herds will remain BSE-free or that a future outbreak or presence of other unintended and potentially hazardous agents would not adversely affect our product candidates or patients that may receive them. Further, our future product candidates may involve the use of bovine-sourced or other animal-based materials, which could increase the risk of transmission of other diseases carried by such animals.

If a natural or man-made disaster strikes our manufacturing facility, we would be unable to manufacture our product candidates for a substantial amount of time, which would harm our business.

Our manufacturing facility and manufacturing equipment would be difficult to replace and could require substantial replacement lead-time and additional funds if we lost use of either the facility or equipment. Our facility may be affected by natural disasters, such as floods. We do not currently have commercial-scale back-up capacity, so in the event our facility or equipment was affected by man-made or natural disasters, we would be unable to manufacture any of our product candidates until such time as our facility could be repaired or rebuilt. Although we currently maintain global property insurance with property limits of $27.0 million and business interruption insurance coverage of $5.4 million for damage to our property and the disruption of our business from fire and other casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Our business involves the use of hazardous materials that could expose us to environmental and other liability.

Our research and development processes and our operations involve the controlled storage, use and disposal of hazardous materials including, but not limited to, biological hazardous materials. We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. Moreover, we may not be able to maintain insurance to cover these risks on acceptable terms, or at all. We could also be required to incur significant costs to comply with current or future laws and regulations relating to hazardous materials. We currently maintain insurance coverage that is consistent with similar companies in our stage of development. In addition to global property insurance, we maintain general liability insurance coverage of $2.0 million with an excess liability insurance of $4.0 million, and workers’ compensation coverage of $0.5 million per incident.

Risks Related to Marketing Approval and Other Government Regulations

We cannot market and sell our product candidates in the United States or in other countries if we fail to obtain the necessary marketing approvals or licensure.

We cannot sell our product candidates until regulatory agencies grant marketing approval, or licensure. The process of obtaining such marketing approval is lengthy, expensive and uncertain. It is likely to take many years to obtain the required marketing approvals for our product candidates or we may never gain the necessary approvals. Any difficulties that we encounter in obtaining marketing approval may have a substantial adverse impact on our operations and cause our stock price to decline significantly. Any adverse events in our clinical trials for one of our product candidates could negatively impact the clinical trials and approval process for our other product candidates.

To obtain marketing approvals in the United States for our product candidates, we must, among other requirements, complete carefully controlled and well-designed clinical trials sufficient to demonstrate to the FDA that the product candidate is safe and effective for each indication for which we seek approval. Several factors could prevent completion or cause significant delay of these trials, including an inability to enroll the required number of patients or failure to obtain FDA approval to commence a clinical trial. Negative or inconclusive results from or adverse events during a preclinical safety study or clinical trial could cause the preclinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful. The FDA can place a clinical trial on hold if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury. If safety concerns develop, we, an Institutional Review Board, or IRB, or the FDA could stop our trials before completion. The populations for which we are developing our product candidates may have other medical complications that would affect their experience in our trials and would affect their experience with our product candidates, if approved. A serious adverse event is an event that results in significant medical consequences, such as hospitalization or prolonged hospitalization, disability or death, and if unexpected must be reported to the FDA. We cannot assure you that other safety concerns regarding our product candidates will not develop. For example, in February 2009, the FDA placed our IND for our Neo-Bladder Augment on clinical hold following certain serious adverse events that occurred with respect to patients in our Phase II clinical trials. We submitted a complete response in June 2009 and the FDA released the clinical hold in July 2009, with no recommended changes to our protocol, product candidate or implantation procedure.

The pathway to marketing approval for our product candidates may be more complex and lengthy than for approval of a conventional new drug or biologic. Similarly, to obtain approval to market our product candidates outside of the United States, we will need to submit clinical data concerning our product candidates and receive marketing approval from governmental agencies, which in certain countries includes approval of the price we intend to charge for our product. We may encounter delays or rejections if changes occur in regulatory agency policies, or if reports from preclinical and clinical testing on similar technology or products raise safety and/or efficacy concerns, during the period in which we develop a product candidate or during the period required for review of any application for marketing approval. If we are not able to obtain marketing approvals for use of our product candidates under development, we will not be able to commercialize such products and, therefore, may not be able to generate sufficient revenues to support our business.

The FDA may impose requirements on our clinical trials that are difficult to comply with, which could harm our business.

The requirements the FDA may impose on clinical trials for our product candidates are uncertain. As a result, we cannot assure you that we will be able to comply with such requirements. For example, the FDA may require endpoints in our late-stage clinical trials that are different from or in addition to the endpoints in our early-stage clinical trials or the endpoints which we may propose. The endpoints or other study elements, including sample size, the FDA requires may make it less likely that our Phase III clinical trials are successful or may delay completion of the trials. If we are unable to comply with the FDA’s requirements, we will not be able to get approval for our product candidates and our business will suffer.

If we are not able to conduct our clinical trials properly and on schedule, marketing approval by the FDA and other regulatory authorities may be delayed or denied.

Our clinical trials may be delayed or terminated for many reasons, including, but not limited to, if:

•	the FDA does not grant permission to proceed or places the trial on clinical hold;

•	subjects do not enroll or remain in our trials at the rate we expect;

•	we fail to manufacture necessary amounts of product candidate;

•

either of our manufacturing facilities is ordered by the FDA or other government or regulatory authorities to temporarily or permanently shut down due to violations of current Good Manufacturing Practice, or cGMP, or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

•	subjects choose an alternative treatment for the indications for which we are developing our product candidates, or participate in competing clinical trials;

•	subjects experience an unacceptable rate or severity of adverse side effects;

•	reports from preclinical or clinical testing on similar technologies and products raise safety and/or efficacy concerns;

•

third-party clinical investigators lose their license or permits necessary to perform our clinical trials, do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, Good Clinical Practice and regulatory requirements, or other third parties do not perform data collection and analysis in a timely or accurate manner;

•

inspections of clinical trial sites by the FDA or IRBs find regulatory violations that require us to undertake corrective action, suspend or terminate one or more sites, or prohibit us from using some or all of the data in support of our marketing applications;

•

third-party contractors become debarred or suspended or otherwise penalized by FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or any of the data produced by such contractors in support of our marketing applications; or

•	one or more IRBs refuses to approve, suspends or terminates the trial at an investigational site, precludes enrollment of additional subjects, or withdraws its approval of the trial.

If we are unable to conduct our clinical trials properly and on schedule, the FDA may delay or deny marketing approval.

Final marketing approval of our product candidates by the FDA or other regulatory authorities for commercial use may be delayed, limited, or denied, any of which would adversely affect our ability to generate operating revenues.

Any of the following factors, if one or more were to occur, could cause final marketing approval for our product candidates to be delayed, limited or denied:

•	our product candidates could fail to demonstrate safety and efficacy in preclinical or clinical testing;

•	the manufacturing processes for our product candidates could fail to consistently demonstrate their safety and purity;

•	the FDA could disagree with the clinical endpoints we propose for our clinical trials and refuse to allow us to conduct clinical trials utilizing clinical endpoints we believe are appropriate;

•	it could take many years to complete the testing of our product candidates, and failure can occur at any stage of the process;

•	negative results or adverse side effects during a clinical trial could cause us to delay or terminate development efforts for a product candidate;

•	the FDA could seek the advice of an Advisory Committee of physician and patient representatives that may view the risks of our product candidates as outweighing the benefits;

•	the FDA could require us to expand the size and scope of the clinical trials; or

•	the FDA could impose post-marketing restrictions.

Our development costs will increase if we have material delays in our clinical trials, or if we are required to modify, suspend, terminate or repeat a clinical trial. If marketing approval for our product candidates is delayed, limited or denied, our ability to market products, and our ability to generate product sales, would be adversely affected.

Any product for which we obtain marketing approval could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and comparable regulatory authorities, including through periodic inspections. These requirements include, but are not limited to, submissions of safety and other post-marketing information and reports, registration requirements, cGMP and Quality System Regulation, or QSR, requirements relating to quality control, quality assurance and corresponding maintenance of records and documents. Even if marketing approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to other conditions of approval, or may contain requirements for costly and time consuming post-marketing testing and surveillance to monitor the safety or efficacy of the product. Discovery after approval of previously unknown problems with our product candidates or manufacturing processes, or failure to comply with regulatory requirements, may result in actions such as:

•	restrictions on such products’ manufacturers or manufacturing processes;

•	restrictions on the marketing or distribution of a product, including refusals to permit the import or export of products;

•	warning letters or untitled letters;

•	warning labels on the products;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	suspension of any ongoing clinical trials;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of marketing approvals;

•	product seizure;

•	injunctions; or

•	imposition of civil or criminal penalties.

In addition, if any of our product candidates are approved, our product labeling, advertising and promotion would be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions.

Current or future legislation may make it more difficult and costly for us to obtain marketing approval of our product candidates.

In 2007, the Food and Drug Administration Amendments Act of 2007, or the FDAAA, became law. This legislation grants significant new powers to the FDA, many of which are aimed at assuring the safety of drugs and biologics after approval. For example, FDAAA granted the FDA new authority to impose post-approval clinical study requirements, require safety-related changes to product labeling and require the adoption of risk management plans, referred to as risk evaluation and mitigation strategies, or REMS. The REMS may include requirements for special labeling or medication guides for patients, special communication plans to health care professionals, and restrictions on distribution and use. Pursuant to FDAAA, if the FDA makes the requisite findings, it might require that a new product be used only by physicians with specified specialized training, only in specified designated health care settings, or only in conjunction with special patient testing and monitoring. The legislation also included requirements for disclosing clinical study results to the public through a clinical study registry, and renewed requirements for conducting clinical studies to generate information on the use of products in pediatric patients. Under the FDAAA, companies that violate the new law are subject to substantial civil monetary penalties. The requirements and changes imposed by the FDAAA may make it more difficult, and more costly, to obtain and maintain approval of new biological products.

In addition, the FDA’s regulations, policies or guidance may change and new or additional statutes or government regulations may be enacted that could prevent or delay marketing approval of our product candidates or further restrict or regulate post-approval activities. For example, proposals have been made to further expand post-approval requirements and restrict sales and promotional activities. It is impossible to predict whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes or the marketing approvals of our product candidates, if any, may be.

Risks Related to the Commercialization of Our Product Candidates

If we fail to educate and train physicians as to the distinctive characteristics, benefits, safety, clinical efficacy and cost-effectiveness of our product candidates, our sales will not grow.

Acceptance of our product candidates depends, in large part, on our ability to train physicians in the proper implantation of our neo-organs and neo-tissues, which will require significant expenditure of our resources. Convincing physicians to dedicate the time and energy necessary to properly train to use new products and techniques is challenging, and we may not be successful in these efforts. If physicians are not properly trained, they may ineffectively implant our product candidates. Such misuse or ineffective implantation may result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us. Accordingly, even if our product candidates are superior to alternative treatments, our success will depend on our ability to gain and maintain market acceptance for our product candidates. If we fail to do so, our sales will not grow and our business, financial condition and results of operations will be adversely affected. We may not have adequate resources to effectively educate the medical community and/or our efforts may not be successful due to physician resistance or perceptions regarding our product candidates.

We face uncertainty related to pricing, reimbursement and health care reform, which could reduce our revenue.

Sales of our product candidates, if approved for commercialization, will depend in part on the availability of coverage and reimbursement from third-party payors such as government insurance programs, including Medicare and Medicaid, private health insurers, health maintenance organizations and other health care related organizations. If our product candidates are approved for commercialization, pricing and reimbursement may be uncertain. Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation affecting coverage and reimbursement policies, which are designed to contain or reduce the cost of health care. Further federal and state proposals and health care reforms are likely which could limit the prices that can be charged for the product candidates that we develop and may further limit our commercial opportunity. There may be future changes that result in reductions in current coverage and reimbursement levels for our products, if commercialized, and we cannot predict the scope of any future changes or the impact that those changes would have on our operations.

Adoption of our product candidates by the medical community may be limited if doctors and hospitals do not receive full reimbursement for our products, if commercialized. Cost control initiatives may decrease coverage and payment levels for our product candidates and, in turn, the price that we will be able to charge for any product. We are impacted by efforts by public and private third-party payors to control costs. We are unable to predict all changes to the coverage or reimbursement methodologies that will be applied by private or government payors to our product candidates. Any denial of private or government payor coverage or inadequate reimbursement for procedures performed using our products, if commercialized, could harm our business and reduce our revenue.

We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the United States.

The U.S. Congress is currently considering important legislation regarding health insurance. If adopted, substantial changes could be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to those who currently lack insurance coverage. Extending coverage to a large population could substantially change the structure of the health insurance system and the methodology for reimbursing medical services, drugs and devices. These structural changes could entail modifications to the existing system of private payors and government programs, such as Medicare, Medicaid and State Children’s Health Insurance Program, creation of a government-sponsored healthcare insurance source, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the United States could impact the reimbursement for prescribed drugs, biopharmaceuticals, medical devices, or our product candidates. If reimbursement for our approved product candidates, if any, is substantially less that we expect in the future, or rebate obligations associated with them are substantially increased, our business could be materially and adversely impacted.

Extending medical benefits to those who currently lack coverage will likely result in substantial cost to the U.S. federal government, which may force significant changes to the healthcare system in the United States. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care. Cost of care could be reduced by decreasing the level of reimbursement for medical services or products, or by restricting coverage and, thereby, utilization of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, any product for which we receive marketing approval in the future could have a materially adverse impact on our financial performance.

There is substantial uncertainty regarding the exact provisions of healthcare reform that may be enacted, if at all. This uncertainty limits our ability to forecast changes that may occur in the future and to manage our business accordingly.

We may face competition from companies and institutions that may develop products that make ours less attractive or obsolete through both new technologies that may be similar to ours, or more traditional pharmaceutical or medical device treatments.

Many of our competitors have greater resources or capabilities than we have, or may already have or succeed in developing better products or in developing products more quickly than we do, and we may not compete successfully with them.

The medical device, pharmaceutical and biotechnology industries are highly competitive. We compete for funding. If our product candidates become available for commercial sale, we will compete in the marketplace. For funding, we compete primarily with other companies which, like us, are focused on discovering and developing novel products or therapies for the treatment of human disease based on regenerative medicine technologies or other novel scientific principles.

In the marketplace, we may eventually compete with other companies and organizations that are marketing or developing therapies for our targeted disease indications, based on traditional pharmaceutical, medical device or other, non-cellular therapies and technologies.

We also face competition in the cell therapy field from academic institutions and governmental agencies. Many of our current and potential competitors have greater financial and human resources than we have, including more experience in research and development and more established sales, marketing and distribution capabilities.

We anticipate that competition in our industry will increase. In addition, the health care industry is characterized by rapid technological change, resulting in new product introductions and other technological advancements. Our competitors may develop and market products that render our current product or any future product non-competitive or otherwise obsolete.

The use of our product candidates in human subjects may expose us to product liability claims, and we may not be able to obtain adequate insurance.

We face an inherent risk of product liability claims. Our Neo-Bladder Augment, which has undergone Phase II clinical trials, has not been used over an extended period of time in a large number of patients and, therefore, our long-term safety and efficacy data are limited. Patients in our Phase II clinical trials have experienced serious adverse events. Our current product liability coverage is $5.0 million per occurrence and in the aggregate. We will need to increase our insurance coverage if and when we begin commercializing any of our product candidates. We may not be able to obtain or maintain product liability insurance on acceptable terms with adequate coverage. If claims against us substantially exceed our coverage, then our business could be adversely impacted. Regardless of whether we are ultimately successful in any product liability litigation, such litigation could consume substantial amounts of our financial and managerial resources and could result in among others:

•	significant awards against us;

•	substantial litigation costs;

•	injury to our reputation and the reputation of our product candidates;

•	withdrawal of clinical trial participants; and

•	adverse regulatory action.

Any of these results would substantially harm our business.

We have never marketed a product before, and if we are unable to establish an effective focused sales force and marketing infrastructure, we will not be able to commercialize our product candidates successfully.

We intend to explore building the necessary marketing and sales infrastructure to market and sell our current product candidates, if they receive marketing approval. We currently do not have internal sales, distribution and marketing capabilities. The development of a sales and marketing infrastructure for our domestic operations will require substantial resources, will be expensive and time consuming and could negatively impact our commercialization efforts, including delay of any product launch. These costs may be incurred in advance of any approval of our product candidates. In addition, we may not be able to hire a focused sales force in the United States that is sufficient in size or has adequate expertise in the medical markets that we intend to target, including surgery. If we are unable to establish our focused sales force and marketing capability for our product candidates, we may not be able to generate any product revenue, may generate increased expenses and may never become profitable.

If we are unable to establish development or marketing collaborations with third parties, we may not be able to develop, commercialize or distribute our products successfully.

We may need to establish development or marketing collaborations with third parties in order to complete development of our product candidates or for the commercialization or distribution of our product candidates. We expect to face competition in our efforts to identify appropriate collaborators or partners to help develop or commercialize our product candidates in our target commercial areas. If we are unable to establish adequate collaborations, our ability to develop or market our product candidates could be adversely affected. Further, to the extent third parties with whom we collaborate fail to perform, our ability to achieve our development or marketing goals may be adversely affected, and our business could suffer.

Risks Related to Intellectual Property

If we are unable to obtain and maintain protection for our intellectual property, the value of our technology and products will be adversely affected.

Our success will depend in large part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technology and products. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal, technical, scientific and factual questions. We may not be able to obtain additional issued patents relating to our technology or products. Even if issued, patents issued to us or our licensors may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, or determined not to cover our product candidates or our competitors’ products, which could limit our ability to stop competitors from marketing identical or similar products or reduce the term of patent protection we may have for our product candidates. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	we or our licensors were the first to make the inventions covered by each of our pending patent applications;

•	we or our licensors were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•

any patents issued to us or our licensors will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be successfully challenged by third parties;

•	we will continue developing additional proprietary technologies that are patentable;

•	we will file patent applications for new proprietary technologies promptly or at all;

•	our patents will not expire prior to or shortly after commencing commercialization of a product;

•	our licensors will enforce the rights of the patents we license; or

•	the patents of others will not have a negative effect on our ability to do business.

In addition, we cannot assure you that any of our pending patent applications will result in issued patents. If patents are not issued in respect of our pending patent applications, we may not be able to stop competitors from marketing products similar to ours.

Our patents also may not afford us protection against competitors with identical or similar technology.

Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind the actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications. If a third party has also filed a United States patent application covering our product candidates or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the United States Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful, resulting in a loss of our United States patent position. If a third party believes we or our licensor were not entitled to the grant of one or more patents, such third party may challenge such patents in an interference or re-examination proceeding in the United States, or opposition or similar proceeding in another country.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to license agreements with Children’s Hospital Boston and Wake Forest University Health Sciences pursuant to which we license the key intellectual property relating to our product candidates. We may enter into additional licenses in the future. Our existing licenses impose, and we expect that future licenses will impose, various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

If we are unable to protect the confidentiality of our proprietary information, trade secrets and know-how, the value of our technology and product candidates could be adversely affected.

Our proprietary information, trade secrets and know-how are important components of our intellectual property, particularly in connection with the manufacturing of our product candidates. We seek to protect our proprietary information, trade secrets, know-how and confidential information, in part, by confidentiality agreements with our employees, corporate partners, outside scientific collaborators, sponsored researchers, consultants and other advisors. We also have confidentiality and invention or patent assignment agreements with our employees and our consultants. If our employees or consultants breach these agreements, we may not have adequate remedies for any of these breaches. In addition, our proprietary information, trade secrets and know-how may otherwise become known to or be independently developed by others. Enforcing a claim that a party illegally obtained and is using our proprietary information, trade secrets and know-how is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary information, trade secrets and know-how, and failure to obtain or maintain protection of proprietary information, trade secret and know-how could adversely affect our competitive business position.

If we infringe or are alleged to infringe the intellectual property rights of third parties, our business could suffer.

Our research, development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may subsequently issue and to which we do not hold a license or other rights. Third parties may own or control these patents or patent applications in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. No assurance can be given that patents do not exist, have not been filed, or could not be filed or issued, which contain claims covering our product candidates, technology or methods.

In order to avoid or settle potential claims with respect to any of the patent rights described above or any other patent rights of third parties, we may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our future collaborators were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing one or more product candidates, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This could harm our business significantly.

Others may sue us for infringing their patent or other intellectual property rights or file nullity, opposition, re-examination or interference proceedings against our patents, even if such claims or proceedings are without merit, which would similarly harm our business. Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of our confidential information and our involvement in intellectual property litigation could materially adversely affect our business.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our product candidates and technology. Even if we prevail, the cost to us of any patent litigation or other proceeding could be substantial.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from any litigation could significantly limit our ability to continue our operations. Patent litigation and other proceedings may also absorb significant management time. Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We try to ensure that our employees do not use the proprietary information, trade secrets or know-how of others in their work for us. However, we may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets, know-how or other proprietary information of any such employee’s former employer. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to us or be distracting to our management. If we fail to defend any such claims, in addition to paying monetary damages, we may jeopardize valuable intellectual property rights, disclose confidential information or lose personnel.

Risks Related to this Offering

There has been no prior market for our common stock, and it may trade at prices below the initial public offering price.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which a trading market for our common stock will develop or be sustained after this offering.

The initial public offering price will be determined by negotiations between us and the representatives of the underwriters based on factors that may not be indicative of future performance, and may not bear any relationship to the price at which our common stock will trade upon completion of this offering. You may be unable to sell your shares of common stock at or above the initial public offering price.

The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	our ability to enroll patients in our clinical trials;

•	results of clinical trials of our product candidates or those of our competitors;

•	regulatory developments in the United States and foreign countries;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems, especially in light of current proposed reforms to the U.S. healthcare system;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of securities analysts’ reports or recommendations;

•	sales of substantial amounts of our stock by existing stockholders;

•	sales of our stock by insiders and 5% stockholders;

•	general economic, industry and market conditions;

•	additions or departures of key personnel;

•	intellectual property, product liability or other litigation against us;

•	expiration or termination of our relationships with our collaborators; and

•	the other factors described in this “Risk Factors” section.

In addition, in the past, stockholders have initiated class action lawsuits against biotechnology and pharmaceutical companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

Purchasers in this offering will suffer immediate dilution and may experience additional dilution in the future.

If you purchase common stock in this offering, you may pay more for your shares than the amounts paid by existing stockholders for their shares. In addition, the net tangible book value of your shares based upon our actual book value will immediately be less than the offering price you paid. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately $             per share in the price you pay for our common stock as compared to our pro forma net tangible book value as of December 31, 2009.

The future sale of our common stock could negatively affect our stock price.

If our existing stockholders sell a large number of shares of common stock, or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. These stockholders may sell their shares of our common stock starting at various times following this offering. We have agreed, under certain circumstances, to register the resale of shares held by our existing stockholders. In addition, we intend to register approximately              shares of common stock that are reserved for issuance under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to lock-up agreements and restrictions on our affiliates.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and beneficial owners of 5% or more of our common stock and their affiliates will, in the aggregate, beneficially own approximately     % of our outstanding common stock, after giving effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock and the exercise of warrants for              shares of common stock, but assuming no exercise of the underwriters’ over-allotment option. These persons, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with our interests or the interests of other stockholders. The above ownership percentages do not reflect potential purchases by existing stockholders in our initial public offering, if any.

Certain provisions of Delaware law and of our charter documents contain provisions that could delay and discourage takeover attempts and any attempts to replace our current management by stockholders.

Certain provisions of our certificate of incorporation and bylaws, and applicable provisions of Delaware corporate law, may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management. These provisions include:

•	the ability of our board of directors to issue preferred stock with voting or other rights or preferences;

•	the inability of stockholders to act by written consent;

•	a classified board of directors with staggered three-year terms;

•

requirements that special meetings of our stockholders may only be called by the chairman of our board of directors, upon request of stockholders holding at least 20% of our capital stock issued and outstanding, or upon a resolution adopted by, or an affirmative vote of, a majority of our board of directors; and

•

requirements that our stockholders comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place stockholders’ proposals on the agenda for consideration at meetings of stockholders.

We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless prior board or stockholder approval was obtained.

Any delay or prevention of a change of control transaction or changes in our board of directors or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares.

Our management has broad discretion over the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

Our management will have broad discretion over the use of proceeds from this offering. You may not agree with management’s decisions, and our use of the proceeds may not yield any return on your investment in us. The failure of our management to apply the net proceeds of this offering effectively could have a material adverse effect on our business, financial condition and results of operations.

We do not expect to pay cash dividends on our common stock in the foreseeable future. As a result, you must rely on stock appreciation for any return on your investment.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common stock. Currently, we are subject to contractual restrictions on the payment of dividends under certain of our debt instruments. Furthermore, we may become subject to additional contractual restrictions or prohibitions on the payment of dividends.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our plans to develop and commercialize our product candidates;

•	our ongoing and planned preclinical studies and clinical trials;

•	the timing of and our ability to obtain and maintain marketing approvals for our product candidates;

•	the rate and degree of market acceptance and clinical utility of our products;

•	our plans to leverage our Organ Regeneration Platform to discover and develop product candidates;

•	our ability to quickly and efficiently identify and develop product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position;

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $             million from the sale of the shares of common stock offered in this offering, based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $             million.

We are undertaking this offering in order to access the public capital markets and to increase our liquidity. We expect to use the net proceeds of this offering for the following purposes:

•	approximately $ to fund our planned Phase I clinical trial for our Neo-Urinary Conduit;

•	approximately $ to fund our preclinical research and development activities for our Neo-Kidney Augment;

•	approximately $ for maintaining our research and manufacturing facilities;

•	approximately $ for the servicing and repayment of debt; and

•	the balance for working capital and other general corporate purposes.

As of December 31, 2009, we had $22.3 million of debt outstanding, consisting of working capital notes totaling $17.3 million, with payments due through September 2011 and bearing an average interest rate of 12.26%, equipment and supplemental working capital notes totaling $4.0 million, with payments due through April 2012 and bearing an average interest rate of 11.68%, and a machinery and equipment note of $1.0 million, with payments due through January 2012 and bearing an interest rate of 5.0%. In March 2009, we incurred $0.5 million of this debt to fund equipment purchases and related maintenance costs.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress in, and costs of, our preclinical and clinical programs and the amount and timing of revenues, if any, from our collaborations. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. In addition, in certain circumstances, we are prohibited by various borrowing arrangements from paying cash dividends without the prior written consent of the lenders. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of December 31, 2009:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of the preferred stock into 81,954,127 shares of common stock; and

•

on a pro forma as adjusted basis to reflect the sale of shares of our common stock and our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the repayment of $             of outstanding indebtedness.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Debt outstanding, net of discount	$21,837	$21,837		$—
Warrant liability	314	—		—
Redeemable convertible preferred stock	187,916	—		—
Stockholders' (deficit) equity
Common stock, $0.001 par value: 111,187 shares authorized; shares issued and outstanding: 10,172 actual; 92,126 pro forma; pro forma as adjusted	10	92		—
Additional paid-in capital	3,507	191,655		—
Deficit accumulated during the development stage	(181,590)	(181,590)		—

Total Capitalization	$31,994	$31,994	$

The number of pro forma as adjusted common shares shown as issued and outstanding in the table is based on the number of shares of our common stock outstanding as of December 31, 2009, assumes the conversion of all outstanding shares of preferred stock into                      shares of common stock, and excludes:

•	shares of common stock issuable upon the exercise of options outstanding as of December 31, 2009 at a weighted average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2009 at a weighted average exercise price of $ per share; and

•	shares of our common stock reserved for future issuance under our 2010 Stock Incentive Plan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

The historical net tangible book value of our common stock as of December 31, 2009 was $9.8 million, or $0.97 per share of common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of our common stock outstanding as of December 31, 2009. On a pro forma basis, after giving effect to the conversion of all outstanding shares of our preferred stock into 81,954,127 shares of common stock immediately upon completion of this offering, our pro forma net tangible book value as of December 31, 2009 was $10.2 million, or $0.11 per share of common stock.

After giving effect to our sale in this offering of              shares of our common stock at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and our repayment of $             of indebtedness, our pro forma as adjusted net tangible book value as of December 31, 2009 would have been $             million, or $             per share of our common stock. This represents an immediate increase of net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution:

Initial public offering price per share of common stock		$—
Historical net tangible book value per share as of December 31, 2009	$0.97
Decrease in net tangible book value per share attributable to conversion of preferred stock	(0.86)

Pro forma net tangible book value per share as of December 31, 2009	$0.11
Increase in net tangible book value per share attributable to new investors	—

Pro forma as adjusted net tangible book value given effect to this offering		—
Dilution per share to investors participating in this offering		$—

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $             per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be $             per share.

The following table summarizes, as of December 31, 2009, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of our preferred stock into common stock, the total effective cash consideration paid, and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders before this offering			%	$		%	$
Investors participating in this offering

Total		100%			100%

The tables and calculations above are based on the number of shares of common stock outstanding after the completion of this offering. To the extent the options are exercised, there will be further dilution to new investors.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

The above information assumes no exercise of stock options or warrants outstanding as December 31, 2009. As of December 31, 2009, there were:

•	shares of common stock issuable upon the exercise of options outstanding as of December 31, 2009 at a weighted average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2009 at a weighted average exercise price of $ per share; and

•	shares of our common stock reserved for future issuance under our 2010 Stock Incentive Plan.

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $15.0 million in shares of common stock in this offering at the initial public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering. The foregoing discussion and tables do not reflect any potential purchases by these existing stockholders.

SELECTED FINANCIAL DATA

The selected financial data for the years ended December 31, 2007, 2008 and 2009 and as of December 31, 2008 and 2009, have been derived from our audited financial statements included elsewhere in this prospectus. The selected financial data for the years ended December 31, 2005 and 2006 and as of December 2005, 2006 and 2007 have been derived from our audited financial statements not included in this prospectus.

The information in the following table should be read together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except share and per share data)
Statement of Operations Data:
Operating expenses:
Research and development	$6,849	$15,552	$22,335	$27,947	$17,948
General and administrative	3,349	4,584	5,290	7,467	5,527
Depreciation	138	1,675	3,678	4,716	4,937

Operating loss	(10,336)	(21,811)	(31,303)	(40,130)	(28,412)
Interest income (expense) and change in fair value of preferred stock warrants, net	709	938	315	(2,263)	(1,433)

Net loss	(9,627)	(20,873)	(30,988)	(42,393)	(29,845)
Accretion of redeemable convertible preferred stock to redemption value	(3,164)	(5,640)	(8,742)	(11,754)	(14,059)

Net loss attributable to common stockholders	$(12,791)	$(26,513)	$(39,730)	$(54,147)	$(43,904)

Basic and diluted net loss attributable to common stockholders per share	$(1.36)	$(2.72)	$(4.15)	$(5.53)	$(4.34)

Weighted average common shares outstanding basic and diluted	9,385,282	9,751,565	9,575,796	9,793,724	10,112,409

Unaudited pro forma net loss					$(29,845)

Unaudited basic and diluted pro forma net loss per share					$(0.32)

Unaudited basic and diluted pro forma weighted average common stock outstanding					92,066,536

	As of December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$31,468	$67,256	$66,554	$50,601	$19,303
Working capital	25,814	58,878	63,075	41,379	2,766
Total assets	38,791	88,766	91,313	72,276	37,238
Long-term debt	5,938	21,681	25,650	21,137	8,640
Redeemable convertible preferred stock	43,110	98,790	140,751	173,857	187,916
Total stockholders equity (deficit)	(16,392)	(43,177)	(82,277)	(135,079)	(178,074)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We believe we are the only regenerative medicine company focused on discovering, developing, manufacturing and commercializing a range of replacement neo-organs and neo-tissues. Our Organ Regeneration Platform enables us to create proprietary product candidates that are intended to harness the intrinsic regenerative pathways of the body to produce a range of native-like organs and tissues. Our product candidates eliminate the need to utilize other tissues of the body for a purpose to which they are poorly suited, procure donor organs or administer anti-rejection medications. We produce neo-organs and neo-tissues in our scalable manufacturing facilities using efficient and repeatable proprietary processes, and have implanted neo-organs in our clinical trials. We intend to develop our technology to address unmet medical needs in urologic, renal, gastrointestinal and vascular diseases and disorders.

To date, we have devoted substantially all of our resources to the development of our Organ Regeneration Platform and product candidates, as well as to our facilities that we employ to manufacture our neo-organs and neo-tissues. Since our inception in July 2003, we have had no revenue from product sales, and have funded our operations principally through the private placement of equity securities and debt financings. We have never been profitable and, as of December 31, 2009, we have an accumulated deficit of $181.6 million. We expect to continue to incur significant operating losses for the foreseeable future as we advance our product candidates from discovery through preclinical studies and clinical trials and seek marketing approval and eventual commercialization.

Financial Operations Overview

Research and Development Expense

Our research and development expense consists of expenses incurred in developing and testing our product candidates and are expensed as incurred. Research and development expense consists of:

•	personnel related expenses, including salaries, benefits, travel, and other related expenses, including stock-based compensation;

•	payments made to third-party contract research organizations for preclinical studies, investigative sites for clinical trials, and consultants;

•	costs associated with regulatory filings and the advancement of our product candidates through preclinical studies and clinical trials;

•	laboratory and other supplies;

•	manufacturing development costs; and

•	facility maintenance.

Preclinical study and clinical trial costs for our product candidates are a significant component of our current research and development expenses. We track and record information regarding external research and development expenses on a per study basis. Preclinical studies are currently coordinated with third-party contract research organizations and expense is recognized based on the percentage completed by study at the end of each reporting period. Clinical trials are currently coordinated through a number of contracted sites and expense is recognized based on a number of factors including actual and estimated patient enrollment and visits, direct pass-through costs and other clinical site fees. We utilize internal employees, resources and facilities across multiple product candidates. We do not allocate internal research and development expenses among product candidates.

The following table summarizes our research and development expense for the years ended December 31, 2007, 2008 and 2009.

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Third party direct program expenses:
Urologic	$4,989	$7,836	$2,753
Renal	2,137	1,011	1,000
Other	1,250	965	—

Total third party direct program expenses	8,376	9,812	3,753
Other research and development expense	13,959	18,135	14,195

Total research and development expense	$22,335	$27,947	$17,948

From our inception in July 2003 through December 31, 2009, we have incurred research and development expense of $91.7 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development programs. These expenditures are subject to numerous uncertainties in timing and cost to completion. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to engage a partner prior to the commencement of later stage clinical trials, we may fund these trials ourselves. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product candidates or programs in order to focus our resources on more promising product candidates or programs. Completion of clinical trials by us or our future collaborators may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate. The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate in the trials;

•	the duration of patient follow-up;

•	the development stage of the product candidate; and

•	the efficacy and safety profile of the product candidate.

None of our product candidates has received FDA or foreign regulatory marketing approval. In order to grant marketing approval, the FDA or foreign regulatory agencies must conclude that clinical data establishes the safety and efficacy of our product candidates. Furthermore, our strategy includes entering into collaborations with third parties to participate in the development and commercialization of our product candidates. In the event that third parties have control over the clinical trial process for a product candidate, the estimated completion date would largely be under control of that third party rather than under our control. We cannot forecast with any degree of certainty which of our product candidates will be subject to future collaborations or how such arrangements would affect our development plan or capital requirements.

As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our development projects or when and to what extent we will receive cash inflows from the commercialization and sale of an approved product candidate.

General and Administrative Expense

General and administrative expense consists primarily of salaries, benefits and other related costs, including stock-based compensation, for persons serving in our executive, finance, legal, marketing planning and human resource functions. Our general and administrative expense includes facility-related costs not otherwise included in research and development expense, professional fees for legal services, including patent-related expense, tax and accounting services and other consulting services and general corporate expenses. We expect that our general and administrative expenses will increase with the development and potential commercialization of our product candidates, and are subject to the reporting obligations applicable to public companies.

Depreciation Expense

Depreciation expense is the amortization of capitalized property and equipment that is recognized over the estimated useful lives of the assets using the straight-line method. We use a life of three years for computer equipment; five years for laboratory, office and warehouse equipment; seven years for furniture and fixtures; and the lesser of the useful life of the asset or the remaining life of the underlying facility lease for leasehold improvements. Expenditures for maintenance, repairs, and betterments that do not prolong the useful life of the asset are charged to expense as incurred.

Interest Income, Interest Expense and Change in Fair Value of Preferred Stock Warrants

Interest income consists of interest earned on our cash and cash equivalents and short-term investments. Interest expense consists primarily of cash and non-cash interest costs related to our outstanding debt, as well as amounts related to the change in the fair value of our preferred stock warrants.

Net Operating Losses and Tax Loss Carryforwards

As of December 31, 2009, we had net operating loss carryforwards available to offset future federal and state taxable income of $95.6 million and $102.7 million, respectively, as well as $4.1 million of research and development tax credits. The net operating loss carryforwards and credits expire at various dates through 2030. The Tax Reform Act of 1986 (the Act) provides for a limitation on the annual use of net operating loss and research and development tax credit carryforwards following certain ownership changes (as defined by the Act) that could limit our ability to utilize these carryforwards. We have not completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since our formation, due to the significant costs and complexities associated with a study. We may have experienced various ownership changes, as defined by the Act, as a result of past financings. Accordingly, our ability to utilize the aforementioned carryforwards may be limited. Additionally, U.S. tax laws limit the time during which these carryforwards may be applied against future taxes; therefore, we may not be able to take full advantage of these carryforwards for federal or state income tax purposes.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Management bases these significant judgments and estimates on historical experience and other assumptions it believes to be reasonable based upon information presently available. Actual results could differ from those estimates under different assumptions, judgments or conditions.

All of our significant accounting policies are discussed in Note 3, Summary of Significant Accounting Policies, to our financial statements, included elsewhere in this prospectus. We have identified the following as our critical accounting polices and estimates, which are defined as those that are reflective of significant judgments and uncertainties, are the most pervasive and important to the presentation of our financial condition and results of operations and could potentially result in materially different results under different assumptions, judgments or conditions. Management has reviewed these critical accounting policies and estimates with the Audit Committee of our board of directors.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant change in the planned use of the acquired asset, a decline in the observable market value of an asset, or a significant adverse change in the business such as the occurrence of a negative clinical regulatory matter that would prohibit us from obtaining the approval for commercializing a product candidate. Upon identification of an indicator of impairment, recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. As of December 31, 2008 and 2009, the carrying value of long lived assets was $21.0 million and $16.2 million, respectively. If an event were to occur as described above that would prevent us from obtaining the approval for commercializing a product candidate, we would anticipate an impairment charge of an amount up to a maximum of the carrying value of the long-lived assets at that time. The evaluation of the recoverability of long-lived assets, and the determination of their fair value should such fair values need to be estimated, requires us to make significant estimates and assumptions. These estimates and assumptions include, but are not limited to, the estimation of future cash flows, discount rates and costs to sell. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates. Such a change in assumptions could have a significant impact on the conclusion that an asset’s carrying value is recoverable, or the determination of any impairment charge if it was determined that the asset values were indeed impaired. In 2007, 2008 and 2009, no impairment charges were recognized.

Preclinical and Clinical Trial Costs

A substantial portion of our ongoing research and development activities are performed under agreements we enter into with external service providers who conduct many of our research and development activities. Estimates of incurred costs are made to determine the accrued balance in any accounting period. The estimates incurred under the contracts are based on factors such as work performed, milestones achieved, patient enrollment and costs historically incurred for similar contracts. As actual costs become known, we adjust our estimates. To date, our estimates have been within management’s expectations, and no material adjustments to research and development expense have been recognized. For the year ended December 31, 2009, a 10% increase or decrease in our estimate of research and development expense incurred under such contracts would result in an increase or decrease in research and development expense of approximately $370,000. We may expand the level of research and development activity to be performed by external service providers in which case our estimates would be more material to our future operations. Subsequent changes in estimates may result in a material change in our accruals, which could also materially affect our future results of operations.

Stock-Based Compensation

Prior to January 1, 2006, we applied the intrinsic-value method of accounting prescribed in previous Financial Accounting Standards Board, or FASB, accounting guidance that was later superseded, and related interpretations to account for the stock options issued to employees and directors. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

On January 1, 2006, we adopted the revised accounting standards for stock-based compensation guidance which was adopted prospectively to new awards and to awards modified, repurchased, or canceled after December 31, 2005. This current guidance requires companies to measure and recognize compensation expense for all employee stock-based payments at fair value, net of estimated forfeitures, over the vesting period of the underlying share-based awards. In addition, we account for stock-based compensation to nonemployees in accordance with the FASB accounting guidance for equity instruments that are issued to other than employees.

We use the Black-Scholes option-pricing model to value our stock option awards. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. Since we have been operating as a private company, we do not have sufficient historical volatility for the expected term of the options; therefore, we use comparable public companies as a basis for our expected volatility to calculate the fair value of option grants. We intend to continue to consistently apply this process using comparable companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available. The expected term is based on the simplified method provided by SEC guidance. The risk-free interest rate is based on the U.S. Treasury yield curve with a remaining term equal to the expected life assumed at grant. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimate and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, share-based compensation expense could be materially different in the future.

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class and an analysis of our historical and known forfeitures on existing awards. Under the true-up provisions of the FASB stock based compensation guidance, we record additional expense if the actual forfeiture rate is lower than estimated, and a recovery of expense if the actual forfeiture rate is higher than estimated, during the period in which the options vest.

The fair value of our common stock underlying stock options granted during 2007, 2008, and 2009 was determined by our compensation committee pursuant to authority delegated by our board of directors. In the absence of a public trading market for our common stock, our compensation committee was required to estimate the fair value of our common stock at each option grant date. Our compensation committee, in making its independent determination, utilized the assistance of an independent valuation firm. In each of the separate valuations performed by our compensation committee, our compensation committee’s determination of the fair market values was consistent with the results and conclusions of our independent third party valuation. We used methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, or the AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, considering numerous objective and subjective factors to determine common stock fair market value at each option grant date, including but not limited to the following factors:

•

arm’s length private transactions involving our preferred stock, including the sale of our Series A preferred stock at $1.61683 per share in 2004 and 2005, the sale of our Series B preferred stock at $1.82 per share in 2006 and the sale of our Series C preferred stock at $1.82 per share in 2007 and 2008, all of which have superior rights and preferences compared to our common stock;

•	our financial and operating performance;

•	the likelihood of achieving a liquidity event for the shares of our common stock and options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the conditions of the equity markets in general and the biotechnology markets in particular;

•	developmental milestones achieved;

•	business risks; and

•	management and board experience.

In considering the rights and preferences of our preferred stock relative to our common stock, our compensation committee considered the following rights and preferences of our Series A, Series B and Series C preferred stock:

•	The Series A, Series B and Series C stockholders are entitled to receive a cumulative annual 8% dividend, when and if declared by the board of directors; and,

•

The Series A, Series B and Series C stockholders are entitled to a liquidation preference. The aggregate amount of liquidation preferences, excluding any dividends, has increased from $89.4 million as of December 31, 2006 to $144.2 million as of December 31, 2009. The liquidation preference for each preferred share equals the original purchase price of $1.61683 per share for Series A and $1.82 per share for Series B and Series C, plus accumulated unpaid dividends, in the event of liquidation, dissolution, or winding up of the Company. After receiving its liquidation preferences, the holders of preferred shares participate equally with the common stockholders in any remaining value of the company.

As a result of these participation rights and preferences, the preferred stockholders would receive substantially more or all of our company’s value in the event of the dissolution or liquidation of our company, such as in a buy-out or sale of our company, or on the payment of the dividends. For example, as of December 31, 2009 on a buy-out or sale of our company, the Series A, Series B and Series C preferred stockholders are each entitled to receive liquidation preferences of $2.43, $2.39 and $2.10 per share, respectively, for a total liquidation preference payment, including accumulated dividends, of $188.2 million before participating equally with the common stockholders in the remaining value of our company.

Beginning in January 2006, our compensation committee commenced periodic contemporaneous assessments of the valuation of our common stock. These valuations were performed concurrently with the achievement of significant milestones, major financing events or sizeable options grants as of January 31, 2006; June 23, 2006; December 31, 2006; September 24, 2007; February 1, 2008; July 31, 2008; October 15, 2008; January 15, 2009; February 13, 2009; July 31, 2009; and December 3, 2009.

In determining the fair value of our common stock, we considered several factors impacting the value of our common stock, including the following:

•

Common stock pricing indications implied from our most recent sales of preferred securities. We considered pricing of our preferred stock, our capitalization structure, the prevailing risk-free interest rate as of the date for the sale of our preferred stock, estimates of expected equity volatility and the expected time to liquidity.

•

Market pricing information from companies that we considered to be comparable or that we believed would be priced in a similar fashion. The companies selected were in the life sciences industry and focused on regenerative medicine or comparable technologies. Pricing multiples were applied, or in cases where valuations were determined at a pre-revenue level, absolute market equity values, from the selected companies to our forecasted performance to determine the future equity value or future common stock value. These values were then discounted to the present date at a risk adjusted rate of return to determine a present common stock value indication.

•

Discounted cash flow models. Discounted cash flow models were based on the anticipated timing of our clinical trials and related exit events as well as the additional cash required to complete these trials and commercialize our products. These cash flows were discounted to the present to determine the present common stock value indication.

•

Assessment of milestones achieved. The common stock value was influenced by our performance as compared to expected milestones set in the previous pricing assessment. Our success or failure at achieving certain clinical trial and budget targets influenced the value of our common stock.

•

Risks. Specific risks considered in the assessment of our common stock price included our ability to raise additional funds, the status of our clinical trials, our ability to retain key management and employees, and our ability to consummate a liquidity event.

•

Market conditions. The prevailing market conditions were factored into our analysis when deriving the value of our common stock. More specifically, the direction of the capital markets were considered, measured by the change in value of the NYSE composite index and Nasdaq composite index, and the change in stock prices of companies considered to be comparable to determine the market conditions of our industry.

•

Pricing from initial public offerings in the life sciences industry. Pricing information from initial public offerings of companies in the life sciences industry was considered to determine our common stock price. Specifically, initial public offering pricing information of life science companies at certain stages of development was utilized to determine the future equity value upon reaching that development stage. The future equity value was then discounted to the present to determine the present equity value and common stock value.

•

Pricing indications from mergers and acquisitions in the life sciences industry. Pricing information from mergers and acquisitions were considered to determine the common stock value. The future equity value was derived based on the projected developmental stage as compared to the developmental stage of specific life science companies when they were acquired. The future equity value indications were discounted to the present to determine the present equity value and common stock value.

•

Liquidity considerations. The liquidity and illiquidity features of our securities were considered. Because our stockholders have not had access to an organized exchange on which to trade their securities, the appropriate adjustment to the value to account for this lack of liquidity was assessed.

The following table represents a summary of the contemporaneous valuations performed by our compensation committee concurrently with the achievement or failure of significant milestones or with major financing events, where applicable. Listed are the related stock option grants and exercise prices that utilized these valuations from January 1, 2007 through December 31, 2009.

Date of Valuation	Milestone / Financing Event	Number of Shares	Exercise or Purchase Price per Share	Per Share Estimated Fair Value of Common Stock (1)
December 31, 2006	Achievement of two clinical trial milestones in the fourth quarter of 2006, and also supported the 2006 performance grants issued in February 2007	1,001,028	$1.18	$1.18

September 24, 2007	$33.4 million raised in Series C preferred stock financing on September 24, 2007	1,849,440	$1.28	$1.28

February 1, 2008	To support 2007 performance grants issued in February 2008	1,161,995	$1.71	$1.71

July 31, 2008	Hire grant for Mark Stejbach, Vice President, Marketing and Commercial Planning; passage of time	557,000	$1.39	$1.39

October 15, 2008	$21.5 million raised in Series C preferred stock financing extension on October 15, 2008	44,000	$0.81	$0.81

January 15, 2009	To support 2008 performance grants issued in February 2009	36,500	$0.69	$0.69

February 13, 2009	IND for Neo-Bladder Augment placed on clinical hold; revision of projections; delay in IPO event	4,000	$0.14	$0.14

July 31, 2009	Board approval of amended operating plan to focus on Neo-Urinary Conduit and further delay of IPO event	5,149,471	$0.03	$0.03

December 3, 2009	Board approval for the Company to pursue an IPO event	—	$—	$0.20

On August 26, 2009, we modified the exercise price for all options outstanding related to active employees to $0.03 resulting in an incremental value, defined as the excess of the fair value of the modified options over the fair value of the original options immediately before these terms were modified, which was partially recognized as compensation in the third quarter of 2009. The remaining charge will be recognized over the remaining vesting period of the options that were modified.

Our determination of the fair values of our common stock are described in detail below beginning with the December 31, 2006 valuation that was utilized by our compensation committee to determine the fair value of our common stock associated with options granted after December 31, 2006. All valuations were prepared consistent with the AICPA Practice Guide and used a combination of several valuation approaches: the market approach, which compares our company to similar publicly-traded companies or transactions, an income approach, which estimates the present value of cash flows that the business is expected to generate over a forecast period and an estimate of the present value of cash flows beyond that period, which is referred to terminal value, and an analysis of the implied value of the common stock given the price of the latest issuance of preferred stock. Many of these future value indications are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. Given that we have several series of convertible preferred stock outstanding, it was also necessary to allocate our company’s value to the various classes of stock, including the various series of preferred stock and common stock. As provided in the AICPA Practice Guide, there are several approaches for allocating equity value of a privately-held company among the securities in a complex capital structure. We used either the Black-Scholes based option-pricing model or the probability-weighted expected return model (PWERM), as deemed applicable. The value of our common stock was then discounted for lack of marketability, or the inability to readily sell shares, which increases the owner’s exposure to changing market conditions and increases the risk of ownership.

Valuation December 31, 2006

For the December 31, 2006 valuation, we used a combination of the market approach and the income approach as well as the pricing indicated by our Series B Preferred round to estimate the equity value of our company. Specifically, a discounted cash flow model was utilized applying market multiples to determine the terminal value, an IPO based market model, and lastly the implied common stock value based on the sales of Series B preferred stock. The estimated equity values in the scenarios were discounted from the date of the anticipated event to the valuation date using a discount rate of 50%. The equity value was allocated among the various classes of our securities, including preferred stock, preferred warrants, common stock and options to purchase common stock using the option-pricing model. A discount of 18.5% was applied to account for the lack of marketability. We assumed that the probability of an IPO was greater than the probability of the stay-private scenario. Weight was also assigned to the common stock value resulting from the sale price of the Series B preferred stock. The resulting value, which represented the estimated fair value of our common stock at December 31, 2006, was $1.18 per share.

Valuation September 24, 2007

At the time of the September 24, 2007 valuation, we had raised $33.2 million in net proceeds through the sale of our Series C preferred stock at a price per share of $1.82. In the September 24, 2007 valuation, our methodology focused on the implied pricing of the common stock based on the per share sale price of the Series C preferred stock as well as a selection of IPO scenarios. The use of IPO scenarios reflected our intent at the time to enter the public market in 2008. At the time of this valuation and as a result of the plans for an IPO, we changed the allocation method of the equity value of our company from the option pricing model to a PWERM. In the IPO scenario we estimated Tengion’s equity value by analyzing comparable IPOs in the life sciences industry. The estimated equity values in the IPO scenarios were discounted from the date of the anticipated event to the valuation date using a discount rate of 50%. A lack of marketability adjustment of 15% was applied to the resulting present equity values. Because of our plans at the time to effectuate an IPO in 2008, we placed the most weight on the indications from the various IPO scenarios. The resulting value, which represented the estimated fair value of our common stock at September 24, 2007, was $1.28 per share.

Valuation February 1, 2008

As of February 1, 2008, the valuation approaches and assumptions were similar to those used in the September 24, 2007 valuation. Methodology changes for this valuation date included a de-emphasis on the use of the last sale of preferred securities as a significant amount of time had elapsed since such financing event and an inclusion of a non-IPO alternative with a low probability as an alternative should the Company not effectuate a near-term IPO. Under the IPO scenarios, the fair value or our common stock was calculated using the estimated equity valuations derived from analyzing comparable IPOs in the life sciences industry and a risk-adjusted discount of 45%. The discount for lack of marketability ranged from 12% to 37%. Because of our plans at the time to effectuate an IPO in 2008 we placed the most weight on the indications from the various IPO scenarios. The resulting value, which represented the estimated fair value of our common stock at February 1, 2008, was $1.71 per share.

Valuation July 31, 2008

As of July 31, 2008, the valuation methodology, approaches and assumptions were substantially the same as those used in the February 1, 2008 valuation, except the timing of an assumed IPO event was delayed. Under the IPO scenarios, the fair value of our common stock was calculated using the estimated equity valuations derived from analyzing comparable IPOs in the life sciences industry and a risk-adjusted discount of 40%. The discount for lack of marketability used was in the range of 17% to 22% for the IPO scenarios and 35% for remaining a private company. Although we assumed a longer time to exit, the IPO was still the preferred and anticipated liquidity event and we continued to place the most weight on the indications from the various IPO scenarios. The resulting value, which represented the estimated fair value of our common stock at July 31, 2008, was $1.39 per share.

Valuation October 15, 2008

As of October 15, 2008, the valuation methodology and approaches were substantially the same as those used in the July 31, 2008 valuation. At that time we had raised $21.4 million in net proceeds through the sale of additional shares of our Series C preferred stock and due to continuing decline in market conditions we decided to postpone our intended public offering plans. Under the now delayed IPO scenarios, the fair value of our common stock was calculated using the estimated equity valuations derived from analyzing comparable IPOs in the life sciences industry and a risk-adjusted discount of 40%. The discount for lack of marketability used was in the range of 27% to 29% for IPO scenarios and 35% for remaining a private company. For the concluded common stock value we deemphasized the probability of an IPO scenario, consistent with the postponed IPO, and emphasized the private company valuation indications. The resulting value, which represented the estimated fair value of our common stock at October 15, 2008, was $0.81 per share. The decrease in our estimated fair value of our common stock valuation was primarily related to the increase in the time to an expected liquidity event as well as the declining equity markets.

Valuation January 15, 2009

As of January 15, 2009, the valuation methodology and approaches were substantially the same as those used in the October 15, 2008 valuation. However, due to the severe downturn in market conditions, we decided to postpone indefinitely our intended public offering plans. We continued to use a combination of an IPO and stay-private valuation model. In the IPO based scenario analysis we delayed the assumed exit timing. The fair value of our common stock was calculated using the estimated equity valuations derived from analyzing comparable IPOs in the life sciences industry and a risk-adjusted discount of 40%. The discount for lack of marketability was in the range of 35% to 36% for the IPO scenarios and 45% for the stay-private scenario. As a result of the negative market development and the related change in IPO plans, the probability of a stay-private scenario was given more weight thus extending the expected time to liquidity and contributing to the decline in our common stock value. The resulting value, which represented the estimated fair value of our common stock at January 15, 2009, was $0.69 per share.

Valuation February 13, 2009

Our February 13, 2009 valuation reflected that our IND for our Neo-Bladder Augment was placed on clinical hold by the FDA and the related uncertainty around the timing of the FDA’s release of the clinical hold. As a result of the clinical hold the prospects for a public liquidity event were significantly delayed. At this time we were in the early stages of acquisition negotiations with a strategic buyer. The valuation methodology centered around a strategic acquisition, a significantly delayed IPO and a remaining private scenario. The merger and acquisition and IPO scenarios were market based approaches and the stay-private model was based on discounted cash flows and a market based terminal value. Due to the possibility of an acquisition, we continued to use the probability weighted equity allocation model. Under the IPO scenarios, the fair value of our common stock was calculated using the estimated equity valuations derived from analyzing comparable IPOs in the life sciences industry and a risk-adjusted discount of 45% based on the estimated timing of a potential IPO. The discount for lack of marketability used was 26% for the merger and acquisition scenario, 42% for the IPO scenario and 45% for remaining a private company. We used a probability weight of 50% for the merger and acquisition scenario, 25% for the IPO scenarios and 25% for remaining a private company. The resulting value, which represented the estimated fair value of our common stock at February 13, 2009, was $0.14 per share. The main reason for the decline in the value of the common stock was the decreased probability of an IPO liquidity event with its associated lack of liquidity.

Valuation July 31, 2009

Our July 31, 2009 valuation reflects our decision to shift our resources from our Neo-Bladder Augment and focus on our earlier stage Neo-Urinary Conduit program. With continued market uncertainties and the date of a potential product commercialization delayed, the methodologies for the independent valuation focused on future merger and acquisition opportunities, a later staged IPO and a long-term stay-private scenario. Due to the prolonged assumptions for a liquidity event, we changed the allocation method of the equity value of the company to the underlying common shares from a PWERM to the option-pricing model. In the merger and acquisition scenario, we used comparable merger and acquisitions transactions in the biotechnology and life science industries at different phases of development to estimate equity values. Under the IPO scenario, the equity value was estimated using comparable IPO’s in the biotechnology and life sciences industry. The estimated equity values in both the merger and acquisition scenario and the IPO scenario were then discounted from the date of the anticipated event to the valuation date using a discount rate of 45%. For the long term stay-private scenario, the valuation indication was derived from a discounted cash flow analysis using a discount rate of 45%. The discount for lack of marketability was in the range of 43% to 44%. To establish the marketable equity value to allocate to the common stock outstanding using the option pricing model, we used a probability weight of 50% for the merger and acquisition scenario, 25% for the IPO scenario and 25% for the long term stay-private scenario. The application of the option pricing model to the marketable equity value resulted in an estimated fair value of our common stock at July 31, 2009 of $0.03 per share. The decrease in the value of our common stock from previous valuations is mainly due to greater weight being placed on an M&A and stay-private outcome with the associated impact of the aggregate liquidation preferences. In addition, by focusing on our earlier stage Neo-Urinary Conduit product candidate we extended the timeline to potential commercialization of one of our product candidates.

Valuation December 3, 2009

On December 3, 2009, our board of directors decided to proceed with an initial public offering, attempting to take advantage of the recently improving public markets. Accordingly, our December 3, 2009 valuation refocused to near-term IPO scenarios as well as alternative near-term merger and acquisition scenarios. In addition, some probability was assigned to a failure scenario. Given the higher probability of a near term liquidity event, the method to allocate the equity value of the company changed from the option-pricing model to PWERM. Under the IPO scenario, the fair value or our common stock was calculated using the estimated equity valuation derived from analyzing comparable IPOs in the life sciences industry and a risk-adjusted discount of 35% based on the estimated timing of a potential IPO. The discount for lack of marketability used was 24% for the merger and acquisition scenario, 17% for the IPO scenario, and 32% for remaining a private company. We used a probability weight of 25% for the merger and acquisition scenario, 50% for the IPO scenarios and 25% for remaining a private company. The resulting value, which represented the estimated fair value of our common stock at December 3, 2009, was $0.20 per share. The increase over the July 31, 2009 independent valuation was mainly driven by the increased probability of an IPO liquidity event.

Results of Operations

Year Ended December 31, 2008 compared to the Year Ended December 31, 2009

Research and Development Expense. Research and development expense for the year ended December 31, 2008 and 2009 were comprised of the following:

	December 31,		Increase (Decrease)
	2008	2009	$	%
	(in thousands)
Compensation and related expense	$11,664	$9,134	$(2,530)	(22)%
External services – direct third parties	9,812	3,753	(6,059)	(62)%
External services – other	1,150	1,048	(102)	(9)%
Research materials and related expense	2,516	1,771	(745)	(30)%
Facilities and related expense	2,805	2,242	(563)	(20)%

Total research and development expense	$27,947	$17,948	$(9,999)	(36)%

Research and development expense decreased primarily due to a decrease in external services related to direct third-party expense of $4.7 million for preclinical studies and $1.4 million for other costs in 2009 associated with our Phase II clinical trials for our Neo-Bladder Augment due to the cost per patient in the first year of enrollment, such as surgical procedures and related hospital stays as required under our clinical protocol, as compared to subsequent years where patient treatments under the protocol are reduced to twice a year. Compensation and related expense decreased primarily due to the reduction of headcount in our Pennsylvania manufacturing facility. The decrease in these programs led to a decrease in the demand for lab supplies and other services related to our product candidates.

General and Administrative Expense.    General and administrative expense decreased by $2.0 million, or 26%, from $7.5 million for the year ended December 31, 2008 to $5.5 million for the year ended December 31, 2009. The decrease in general and administrative expense was due to a decrease in corporate personnel-related costs of $0.5 million primarily related to the reduction of headcount in our executive, finance, legal and human resource functions, as well as lower legal, audit and other external services of $1.4 million, primarily due to costs related to a previous potential capital raising transaction.

Depreciation Expense.    Depreciation expense increased by $0.2 million, or 5%, from $4.7 million for the year ended December 31, 2008 to $4.9 million for the year ended December 31, 2009. The increase was primarily due to additional capital investments in lab equipment in our North Carolina facility.

Interest Income / Expense and Change in Fair Value of Preferred Stock Warrants.    Interest income decreased $1.2 million, or 85%, from $1.4 million for the year ended December 31, 2008 to $0.2 million for the year ended December 31, 2009 due to lower investment balances and lower rates of return on our investments. Interest expense and change in fair value of preferred stock warrants decreased by $2.1 million, or 55%, from $3.7 million for the year ended December 31, 2008 to $1.6 million for the year ended December 31, 2009, primarily due to the decline in the estimated fair value of the preferred stock warrants.

Year Ended December 31, 2007 compared to Year Ended December 31, 2008

Research and Development Expense.    Research and development expense for the years ended December 31, 2007 and 2008 was comprised of the following:

	Year Ended December 31,		Increase (Decrease)
	2007	2008	$	%
	(in thousands)
Compensation and related expense	$8,857	$11,664	$2,807	32%
External services – direct third parties	8,376	9,812	1,436	17%
External services – other	1,341	1,150	(191)	(14)%
Research materials and related expense	1,785	2,516	731	41%
Facilities and related expense	1,976	2,805	829	42%

Total research and development expense	$22,335	$27,947	$5,612	25%

Research and development expense increased primarily due to an increase of $2.8 million in compensation and related expenses primarily due to personnel costs associated with increased headcount, which was due to the start of the clinical trials and other pipeline projects that were initiated in 2007. The increase in external services related to direct program costs primarily related to increased preclinical studies. Research materials and related expenses increased primarily due to increased demand for lab supplies and services for preclinical and clinical studies. We also incurred increased facility costs due to increased rent and non-capitalized maintenance costs associated with our Pennsylvania manufacturing facility.

General and Administrative Expense.    General and administrative expense increased by $2.2 million, or 41%, from $5.3 million in 2007 to $7.5 million in 2008. The increase in general and administrative expense was primarily due to increased personnel related costs and outside professional services, totaling $1.4 million, and an increase of $0.8 million in legal costs associated with our patents.

Depreciation Expense.    Depreciation expense increased by $1.0 million, or 28%, from $3.7 million in 2007 to $4.7 million in 2008. The increase was primarily due to additional purchases of lab equipment and a full year of depreciation expense recognized on our capital investments in leasehold improvements for our Pennsylvania manufacturing facility as compared to nine months in 2007.

Interest Income / Expense and Change in Fair Value of Preferred Stock Warrants.    Interest income decreased $1.6 million, or 53%, from $3.0 million in 2007 to $1.4 million in 2008 due to lower investment balances as compared to 2007 and lower rates and returns. Interest expense and change in fair value of preferred stock warrants increased $1.0 million, or 37%, from $2.7 million in 2007 to $3.7 million in 2008 due to additional loans of $1.1 million and the 2007 extension of our refinancing of interest-only payments through the end of 2008 on our existing working capital and equipment notes.

Liquidity and Capital Resources

Source of Liquidity

We have incurred losses since our incorporation in 2003 as a result of our significant research and development expenditures and the lack of any approved products to generate product sales. We have a deficit accumulated during the development stage of $181.6 million as of December 31, 2009. We anticipate that we will continue to incur additional losses until such time that we can generate significant sales of our product candidates currently in development or we enter into cash flow positive business transactions. We have funded our operations principally with proceeds from redeemable convertible preferred stock offerings. The following table summarizes our funding sources as of December 31, 2009:

Issue	Year	No. Shares	Net Proceeds (in thousands)(1)
Series A Redeemable Convertible Preferred Stock	2004, 2005	24,190,672	$38,910
Series B Redeemable Convertible Preferred Stock	2006	27,637,363	50,040
Series C Redeemable Convertible Preferred Stock	2007, 2008	30,126,092	54,571

		81,954,127	$143,521

(1)	Net proceeds represent gross proceeds received net of legal costs associated with each series.

We have also funded our operations through the use of proceeds received from our long-term debt totaling $34.7 million through December 31, 2009. We currently have a working capital note with an outstanding principal of $17.3 million as of December 31, 2009, which borrowings were used for our general working capital needs. In addition, we have loans to fund equipment and other asset purchases with outstanding principal of $5.0 million as of December 31, 2009.

Cash, cash equivalents and short-term investments at December 31, 2009 were $19.3 million, representing 51.8% of total assets. Working capital as of December 31, 2009 was $2.8 million.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for each of the past three years ended:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Statement of Cash Flows Data:
Total cash provided by (used in):
Operating activities	$(26,726)	$(34,901)	$(26,021)
Investing activities	1,925	25,270	1,876
Financing activities	35,310	21,842	(4,995)

Increase (decrease) in cash and cash equivalents	$10,509	$12,211	$(29,140)

Operating Activities

Cash used in operating activities decreased $8.9 million in the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily due to a decrease in our net loss of $12.5 million driven mainly by our decrease in research and development expense of $10.0 million associated with our preclinical and clinical studies and our decrease in general and administrative expense of $1.9 million related to personnel-related costs and legal, audit and other external services, and higher depreciation expense of $0.2 million, offset by an increase in operating assets and liabilities of $1.4 million, and lower stock-based compensation and noncash-interest expense of $2.5 million.

Cash used in operating activities increased $8.2 million in 2008, compared to 2007, primarily due to an increase in our net loss of $11.4 million, driven by an increase in research and development expense of $5.6 million associated with our preclinical and clinical studies, offset by a decrease in operating assets and liabilities of $0.8 million and higher stock-based compensation and noncash-interest expense of $1.1 million and higher depreciation expense of $1.0 million.

Investing Activities

Cash provided by investing activities decreased $23.4 million in the year ended December 31, 2009, compared to cash provided by investing activities in the year ended December 31, 2008, primarily due to lower net sales and redemptions and purchases of short-term investments of $25.8 million, offset by a decrease of $2.4 million for cash paid for property and equipment.

Cash provided by investing activities increased $23.3 million in 2008, compared to 2007, primarily due to higher net sales and redemptions of short-term investments of $16.6 million and a decrease of $6.7 million for cash paid for property and equipment.

Financing Activities

Cash used in financing activities was $5.0 million for the year ended December 31, 2009, compared to cash provided by financing activities of $21.8 million for the year ended December 31, 2008, due to an increase in payments of long-term debt of $5.2 million primarily resulting from the end of interest-only payments in December 2008 and decrease in proceeds from the issuance Series C redeemable convertible preferred stock, net of transaction costs, of $21.4 million and a decrease of $0.3 million in proceeds from debt financing in 2008.

Cash provided by financing activities decreased $13.5 million in 2008, compared to 2007, primarily due to the issuance of our Series C redeemable convertible preferred stock, net of transaction costs, of $21.4 million, a decrease of $11.8 million from 2007. In addition to the issuance of preferred stock, financing activities also decreased due to a decrease of $2.2 million in proceeds from debt financing of $1.1 million in 2008 as compared to $3.3 million in 2007, offset by a decrease in debt payments of $0.5 million in 2008.

If we are unable to complete this offering, our ability to meet our obligations in the normal course of business up through and beyond mid-June 2010 will be dependent on controlling our expenses and securing additional external financing. There can be no assurance that such financing will be available in amounts or terms acceptable to us, if at all. These conditions raise substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm has modified its audit report on our financial statements to include an explanatory paragraph regarding this uncertainty.

Based on our current operating plans, we expect the proceeds of this offering, together with our existing resources, to be sufficient to fund our planned operations, including our continued product candidate development, through mid-2011. However, we may require significant additional funds earlier than we currently expect to conduct additional clinical trials and seek marketing approval of our product candidates, or in connection with future business development and/or licensing activities. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials.

Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities or by selling debt securities, if convertible, further dilution to our existing stockholders may result. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our future cash needs through public or private equity offerings, collaboration agreements, debt financings or licensing arrangements.

If adequate funds are not available, we may be required to terminate, significantly modify or delay our development programs, reduce our planned commercialization efforts, or obtain funds through collaborators that may require us to relinquish rights to our technologies or product candidates that we might otherwise seek to develop or commercialize independently. We may elect to raise additional funds even before we need them if the conditions for raising capital are favorable.

Potential Future Milestone Payments

In 2003, we executed a license agreement with Children’s Medical Center Corporation, or CMCC, whereby CMCC granted to us the utilization of certain patent rights. We are obligated to make payments to CMCC upon the occurrence of various clinical milestones. During the fourth quarter of 2006, we achieved two of our clinical milestones for the first licensed product launched, as defined in the agreement, and paid $350,000, which was recorded as research and development expense for the year ended December 31, 2006. No further milestones payments were made during 2007, 2008 or 2009. Upon the successful completion of certain milestones, we will be obligated, under our current agreement, to make future milestone payments for the first licensed product. As of December 31, 2009, we had no payment obligations to CMCC under this agreement. In addition, upon commercialization of the licensed product, we will pay CMCC royalties based on net sales of products covered by the license by us, our affiliates and our sublicensees in all countries, except for those for which there is no valid patent claim, until the later of the expiration, on a country-by-country basis, of the last patent right and October 2018.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2009:

	Payments due by period
Contractual Obligations (1)(2)	Total	2010	2011 and 2012	2013 and 2014	2015 and thereafter
Debt obligations	$22,266,541	$13,477,564	$8,788,977	$—	$—
Interest payments on debt	2,325,598	1,906,288	419,310	—	—
Operating lease obligations	5,087,295	585,520	1,721,764	1,733,339	1,046,672
Other	800,000	800,000	—	—	—

Total	$30,479,434	$16,769,372	$10,930,051	$1,733,339	$1,046,672

(1)

This table does not include any milestone payments which may become payable to third parties under license agreements, including milestones that may be payable to CMCC, as the timing and likelihood of such payments are not known. We will be required to pay CMCC development milestones aggregating approximately $6.9 million, which includes $350,000 we have paid to date, if we develop and obtain regulatory approval of a licensed product in each of the four subfields covered by our license agreement. Also, if cumulative net sales of all licensed products reach a certain level, we will be required to make a one-time sales milestone payment of $2.0 million. A portion of milestone payments we make will be credited against our future royalty payments.

(2)

This table does not include any license maintenance fees which may become payable to Wake Forest University Health Sciences, or WFUHS, as the timing and likelihood of such payments are not known. We will be required to pay certain license maintenance fees with respect to each product covered by new development patents under our license with WFUHS, commencing two years after we initiate the first animal study conducted under cGLP, with respect to such product. These license maintenance fees, which are in the low six figure range with respect to each product, will be creditable against royalties we are obligated to pay to WFUHS for such product.

In October 2008, we refinanced the terms of the working capital note with a then principal amount of $20 million, which was previously refinanced in 2006 and 2007 (see Note 8 in the notes to our financial statements). Under the refinancing, the repayment terms of $14.2 million principal amount of the working capital note were extended to add an additional six-month period of interest-only payments through July 2009 followed by 24 monthly payments of principal and accrued interest at an annual interest rate of 12.26%. The repayment of $5.8 million of the working capital note were extended to add a 14-month period of interest-only payments through January 2010 followed by 20 monthly payments of principal and accrued interest at an annual interest rate of 12.26%. The working capital note is secured by a blanket lien on all of our assets and a negative pledge on our licensed and owned intellectual property.

We also have an additional $9.8 million loan with another lender to fund equipment and other asset purchases. The loan consists of a $7.4 million note to purchase equipment, or the equipment note, and a $2.4 million note for other soft costs, or supplemental working capital note, for purchases from July 2005 through December 2009. In October 2007, we refinanced the equipment and supplemental working capital notes with a then carrying amount of $4.6 million. Under the terms of the refinanced equipment and supplemental working capital notes, we had a 12-month period of interest-only payments through October 2008 followed by 24 monthly payments of principal and accrued interest at an annual interest rate of 10.44%. In the fourth quarter of 2007, we executed an additional loan in the amount of $0.9 million on the equipment and supplemental working capital notes. During 2008, we executed an additional loan in the amount of $1.1 million on the equipment and supplemental working capital notes. During 2009, we executed an additional loan in the amount of $0.5 million on the equipment and supplemental working capital notes. The equipment note bears interest at an average rate of 11.69% and matures over 36 to 48 months. The supplemental working capital note bears interest at an average rate of 11.67% and matures over 36 months. The equipment note and the supplemental working capital note are secured by a first priority lien on equipment and assets purchased with the proceeds from the notes.

In December 2007, we executed a $1.65 million agreement with the Commonwealth of Pennsylvania to fund machinery and equipment and other asset purchases through December 31, 2009. On December 31, 2007 we borrowed $1.3 million under the loan to fund equipment purchases. In March 2009, we borrowed an additional $0.3 million under the loan to fund equipment purchases. Under the terms of the loan, we have a four year period of payments of principal and accrued interest at an annual interest rate of 5%. The loan is secured by a first priority lien on equipment and assets purchased with the proceeds from the loan.

In June 2005, we entered into a six-year, non-cancelable lease agreement for laboratory space for our research and development projects in Winston-Salem, North Carolina. The lease agreement includes the right to lease additional space, which we executed in February 2007. The lease for both facilities will expire by its terms in September 2011.

In 2006, we entered into a ten-year, non-cancelable lease agreement for space for our corporate offices and full-scale manufacturing facility located in East Norriton, Pennsylvania. Under the lease agreement, we will lease an additional space in the same building in March 2011. The lease will expire by its terms in February 2016.

In January 2006, we entered into a research agreement with WFUHS, which was amended in September 2006.

Under the research agreement, WFUHS agreed to perform sponsored research in return for quarterly payments. As of December 31, 2009, under the terms of our license agreement with WFUHS we were obligated to make payments of $800,000 with respect to the 2010 research activities of WFUHS under the research agreement. The sponsored research involves the experiments and studies set out in annual research plans and milestones established under the agreement.

We have entered into agreements with consultants and clinical research organizations which are partially responsible for conducting and monitoring our clinical trials for our product candidates. We have also entered into agreements with consultants and clinical research organizations that are responsible for work in our preclinical studies, public relations and other areas in the ordinary course of our business. These contractual obligations have been excluded from the table above, because we may terminate these at any time without penalty.

Recent Accounting Pronouncements

We adopted new accounting guidance on fair value measurements effective January 1, 2008, for financial assets and liabilities. In addition, effective January 1, 2009, we adopted this guidance as it relates to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability, referred to as the exit price, in an orderly transaction between market participants at the measurement date. The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. See additional disclosures in Note 4 to our financial statements related to the adoption of this fair value guidance.

In June 2008, the FASB issued new guidance related to assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for the purposes of determining whether such equity-linked financial instrument (or embedded feature) is subject to derivative accounting. We adopted this new guidance effective January 1, 2009. The adoption of this guidance did not have a material impact on our results of operations or financial condition.

In May 2009, the FASB issued new guidance on subsequent events. The standard provides guidance on management’s assessment of subsequent events and incorporates this guidance into accounting literature. The standard is effective prospectively for interim and annual periods ending after June 15, 2009 and we adopted this guidance commencing with the issuance of the September 30, 2009 financial statements. The implementation of this standard did not have a material impact on our financial position and results of operations. We have evaluated subsequent events through February 23, 2010, the date of issuance of our December 31, 2009 financial statements.

In April 2009, the FASB issued a staff position requiring fair value disclosures in both interim as well as annual financial statements in order to provide more timely information about the effects of current market conditions on financial instruments. The guidance is effective for interim and annual periods ending after June 15, 2009, and we adopted this guidance commencing with the issuance of the September 30, 2009 financial statements. The implementation of this standard did not have a material impact on our balance sheet and results of operations.

In June 2009, FASB Accounting Standards Codification, or Codification, was issued, effective for financials statements issued for interim and annual periods ending after September 15, 2009. The Codification supersedes literature of the FASB, Emerging Issues Task Force and other sources. The Codification did not change U.S. generally accepted accounting principles. The implementation of this standard did not have a material impact on our balance sheet and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve our capital to fund operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. Due to the nature of these investments, we believe that we are not subject to any material market risk exposure. As of December 31, 2009, we had cash and cash equivalents and short term investments of $19.3 million.

BUSINESS

Overview

We believe we are the only regenerative medicine company focused on discovering, developing, manufacturing and commercializing a range of replacement neo-organs and neo-tissues. We currently create these functional neo-organs and neo-tissues using a patient’s own cells, or autologous cells, in conjunction with our Organ Regeneration Platform. We believe our proprietary product candidates harness the intrinsic regenerative pathways of the body to regenerate a range of native-like organs and tissues. Our neo-organs and neo-tissues are designed to avoid the need to substitute other tissues of the body for a purpose to which they are poorly suited. In addition, our product candidates eliminate the need for donor organs and the administration of anti-rejection medications. We produce neo-organs and neo-tissues in our scalable manufacturing facilities using efficient and repeatable proprietary processes, and have implanted neo-organs in our clinical trials. Building on our clinical and preclinical experience, we are initially leveraging our Organ Regeneration Platform to develop our Neo-Urinary Conduit for bladder cancer patients. We intend to develop our technology to address unmet medical needs in urologic, renal, gastrointestinal and vascular diseases and disorders.

Regenerative medicine is an interdisciplinary field combining expertise in developmental biology, medicine and engineering with the goal of restoring native-like organ and tissue function. The premise of regenerative medicine is that the body has the intrinsic capacity to heal and regenerate. Liver tissue, for example, will naturally regenerate following partial resection. In many situations, however, the appropriate conditions that facilitate the regenerative process in the body may not be present for reasons such as the absence of appropriate gene expression or the presence of an underlying disease process. Regenerative medicine seeks to provide the necessary stimulus, environment or foundation to promote the body’s innate regenerative capacity. While the FDA has approved regenerative medicine products for skin applications and repair of selected cartilage defects, we believe that we are the only company using regenerative medicine to harness the body’s ability to regenerate a range of functional, native-like organs and tissues.

Our Organ Regeneration Platform has enabled us to develop our product candidates from proof of concept to first-in-man clinical trials in as short as 24 months. Our technology has been applied in two Phase II clinical trials for our Neo-Bladder Augment. Recent advances in our platform technology have enabled us to significantly simplify our process of manufacturing neo-organs and neo-tissues, which we believe will allow us to address new and larger market opportunities. Our lead product candidate, our Neo-Urinary Conduit, is intended to replace the use of bowel tissue in bladder cancer patients requiring a non-continent urinary diversion after bladder removal surgery, or cystectomy. We are able to manufacture our Neo-Urinary Conduit in a proprietary process that takes four weeks or less and uses only smooth muscle cells derived from a routine fat biopsy. We have an effective IND and expect to commence a Phase I clinical trial for our Neo-Urinary Conduit in bladder cancer patients in the first half of 2010.

Our Organ Regeneration Platform

Our Organ Regeneration Platform is based on extensive work that began in the early 1990s at Children’s Hospital Boston and Massachusetts Institute of Technology, and continued at the Wake Forest Institute for Regenerative Medicine and our company. Our proprietary approach involves the use of a combinatorial method, testing different combinations of cell type and scaffold material. We believe this approach enables us to accurately identify the combination of various cell types and scaffold materials for a specific organ necessary to elicit a regenerative response and guides our decisions for subsequent rounds of testing. We own or license over 30 U.S. patents and patent applications and over 100 international patents and filings related to our Organ Regeneration Platform and product candidates.

The organ regeneration process enabled by our proprietary Organ Regeneration Platform involves the following steps:

•

Isolation and expansion of progenitor cells.    Our autologous organ regeneration process begins with our receipt of a small tissue sample, generally obtained by a routine biopsy of the patient. This sample is then sent to our pilot manufacturing facility in North Carolina where our scientists engage in a specialized process to isolate the necessary committed progenitor cells, of one or more types as needed, that form the basis of the target organ’s or tissue’s essential function. Committed progenitor cells have been programmed by the body to become specific cell types, but are not yet developed into a single cell type, retaining the ability to promote regeneration. We obtain the requisite progenitor cells from various sources. For example, for our Neo-Urinary Conduit, we select smooth muscle progenitor cells from a small sample of adipose, or fat tissue. In the case of our Neo-Kidney Augment product candidate, we obtain a tissue sample through a small gauge needle biopsy of the kidney. We then use our proprietary cell growth process to grow, or expand, the specifically isolated progenitor cells ex vivo, or outside of the body, until an adequate number of cells are produced.

•

Seeding and growth.    Once we have completed our cell expansion process, we separately place, or seed, these cell populations on a bioabsorbable scaffold. Depending upon the type of neo-organ or neo-tissue being created, we use biomaterials for the scaffold that, when combined with the isolated and expanded cell populations, promote the desired regenerative outcome. We select the type of material based upon our knowledge of the organ or tissue we are seeking to regenerate and extensive testing to determine the optimal material characteristics, treatment and shape that will encourage cell growth and catalyze the body’s regenerative power. Composition and design of the biomaterials are important elements of our technology that help to ensure native-like tissue regeneration and ease of delivery through, where possible, minimally invasive surgical procedures.

We then place the bioabsorbable scaffold, seeded with the cell populations, in a bioreactor, or a closed container used for enhancing biological growth under controlled conditions. Further manipulation and handling of the neo-organ or neo-tissue is done without removal from the bioreactor, which greatly reduces the risk of contamination. The expanded cell populations attach to the biomaterials and begin to form appropriate cellular and tissue layers for the neo-organ or neo-tissue, until ready for implantation.

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Implantation.    The neo-organ or neo-tissue is typically shipped from our manufacturing facility via a standard overnight courier service and delivered directly to the patient’s surgeon in as short as four weeks after we receive the patient’s biopsy. Each surgeon implanting our neo-organs or neo-tissues will be trained and provided with specific procedures and protocols based on general surgical techniques to implant the neo-organ or neo-tissue in the patient.

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Regeneration.    Based on data from preclinical and clinical studies, we believe that the neo-organ or neo-tissue serves as a template for the body to regenerate native-like organs and tissues. Blood vessels and nerves grow into the implanted neo-organ or neo-tissue and the scaffold is gradually absorbed by the body. In preclinical tests, we have observed that the newly grown tissue integrates with its surroundings and becomes substantially indistinguishable over time from the native organ. The clinical results we have observed indicate that, in this regenerative process, the body regulates the growth and development of the organ to ensure that it is not under- or over-developed.

Our Strategy

Our goal is to become the leading regenerative medicine company focused on the development and commercialization of neo-organs and neo-tissues for a variety of diseases and disorders. To achieve this objective, we intend to:

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Rapidly advance the Tengion Neo-Urinary Conduit.    We are devoting a significant portion of our resources and business efforts to completing the development of our lead product candidate, the Neo-Urinary Conduit. We have an effective IND and expect to initiate a Phase I clinical trial in the first half of 2010 in bladder cancer patients who require removal of their bladders.

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Leverage our Organ Regeneration Platform to develop additional neo-organs and neo-tissues.    We believe our technology is broadly applicable to other indications including certain types of urologic, renal, gastrointestinal and vascular diseases. We have generated significant proprietary know-how and intellectual property in the development and manufacture of our various product candidates. We plan to continue to apply our technologies to other neo-organs and neo-tissues as treatments for other conditions, such as our Neo-Kidney Augment for patients with advanced chronic kidney disease, or CKD.

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Become a fully integrated company, developing, manufacturing and commercializing neo-organs and neo-tissues.    We believe our scalable manufacturing facilities will position us well for the commercialization of our product candidates. We believe a small direct sales force will be sufficient to market to the specialty surgeons for our targeted indications in North America and Europe.

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Selectively pursue strategic partnerships to accelerate and maximize the potential of our product candidates and technology while preserving significant commercial rights.    We intend to selectively pursue strategic partnership opportunities that we believe may allow us to accelerate the development or maximize the value of our product candidates and technology by leveraging the scientific, clinical development, manufacturing, commercialization and/or financial strengths of leading biotechnology and pharmaceutical companies while still preserving significant commercial rights.

Product Pipeline

Leveraging our Organ Regeneration Platform, we are currently developing the following product candidates with potential applications in urologic, renal, gastrointestinal and vascular diseases:

Urologic Product Candidates

We believe that there will be numerous opportunities for our technology across a variety of medical conditions. We are currently focusing a substantial portion of our resources on the development of product candidates to target urologic applications where the current standard of care involves surgical procedures to replace or augment diseased bladder tissue through the use of bowel tissue harvested from the patient. According to the Agency for Healthcare Research and Quality in the United States and similar government data sources in Europe, we estimate that there is a total of approximately 28,000 such procedures performed every year in the United States and the European Union. We have developed a portfolio of product candidates in this area, with clinical experience in two Phase II clinical trials.

We currently have two product candidates for the treatment of patients who require removal of their bladder in connection with the treatment of bladder, abdominal or pelvic cancer, or other severe bladder disease. Our Neo-Urinary Conduit, for which we have an effective IND and expect to commence a Phase I clinical trial in the first half of 2010, is a combination of bioabsorbable materials and autologous smooth muscle cells cultured by our scientists. Based on insights from our Phase II clinical trials for our Neo-Bladder Augment and preclinical data, we believe our Neo-Urinary Conduit, when clinically tested, will develop into physiologically functional tissue with a structure, diverting urine from the ureters to an ostomy bag. Similarly, our Neo-Bladder Replacement, for which we believe we have completed all preclinical development necessary to prepare an IND, is a combination of bioabsorbable materials and autologous smooth muscle cells cultured by our scientists that we believe will serve as a functioning bladder, eliminating the need for an ostomy bag, for patients who have their bladders removed due to cancer. We also have a product candidate, our Neo-Bladder Augment, for the treatment of neurogenic bladder, or dysfunctional bladder due to some form of neurologic disease or condition, for which treatment often requires an augmentation of the bladder in order to relieve high bladder pressure and incontinence. Our Neo-Bladder Augment, which has completed two Phase II clinical trials, regenerates bladder tissue to supplement the patient’s existing bladder.

Based on insights from our Phase II clinical trials for our Neo-Bladder Augment and preclinical data, we believe that our urologic product candidates, which use autologous cells and develop into functional bladder tissue, will avoid many of the complications associated with using bowel tissue in urologic procedures.

Market Overview

The table below indicates the number of urologic surgical procedures performed per year in the United States and the European Union for our targeted indications.

Estimated Surgical Procedures Per Year	United States(1)	European Union(2)
Urinary Conduit
Cancer	9,300	10,800
Other	1,700	2,300

Total	11,000	13,100

Bladder Replacement	700	900

Bladder Augment
Spina Bifida	380	350
Spinal Cord Injury	140	130
Other	680	620

Total	1,200	1,100

Total Surgical Procedures	12,900	15,100

Sources:

(1) US: Agency for Healthcare Research and Quality.

(2) EU: Government data sources for the United Kingdom, France and Germany; other EU countries estimated from population census.

Bladder Cancer

According to the National Cancer Institute, bladder cancer is the sixth most common form of cancer in the United States. The American Cancer Society estimates there were 71,000 new cases of bladder cancer diagnosed in the United States in 2009, and 14,000 deaths. The European Cancer Observatory estimates that there were over 100,000 new cases of bladder cancer in Europe in 2006. In the United States, there are approximately 10,000 cases per year of bladder cancer requiring bladder removal, according to data compiled from a 2005 National Inpatient Sample, or NIS, performed by the Healthcare Cost and Utilization Project, or HCUP, a family of healthcare databases and related software tools and projects developed through a federal-state-industry partnership and sponsored by the Agency for Healthcare Research and Quality.

Following removal of a bladder, patients require some form of urinary diversion. Most patients are currently treated by using a segment of bowel tissue to construct a conduit for urine to exit from the body. In its simplest form, the reconstruction involves creating a tubular structure out of bowel tissue and then connecting it to the ureters at one end and the skin at the other in a procedure that was pioneered in the 1930s. Urine output is not controlled and the patient wears a collection device at all times.

The other diversionary option for patients is the creation of a continent reservoir which is most commonly a bladder-shaped pouch fashioned from bowel tissue, to which the ureters and urethra are connected. We believe that less than 10% of the urinary diversions performed after bladder removal are bladder replacements and the remaining diversions are urinary conduits, based upon data compiled from a 2005 NIS performed by HCUP. There are multiple factors that affect the decision concerning which form of post-bladder removal urinary diversion is optimal for a given patient, including stage of disease, health and mental status, manual dexterity, physique and, importantly, patient preference.

The graphic below illustrates two urinary diversion options for patients who require bladder removal.

Neurogenic Bladder

Based upon our analysis of various hospital inpatient and discharge databases, we believe there are approximately 1,200 bladder augmentations performed in the United States each year, and approximately 1,100 in the European Union. Patients who have dysfunctional bladders due to some form of neurological disease or neurologic condition, such as spina bifida, or spinal cord injury are referred to as having neurogenic bladder. These patients often have a thickened bladder wall, which inhibits the bladder’s ability to expand properly to accommodate normal volumes of urine. Neurogenic bladder may lead to elevated bladder pressure, frequently leading to incontinence, urinary tract infections and, if proper medical intervention is not received, kidney failure.

Current treatments for neurogenic bladder include management through a combination of medication and clean intermittent catheterization and, in advanced cases, surgery. Medicating with anticholinergics, which are drugs that can help relax the bladder and limit unwanted contractions, is often insufficient to control the bladder in neurogenic bladder patients, and a range of side effects limit their use. Clean intermittent catheterization can help patients with neurogenic bladder by regularly allowing the bladder to empty. This can be an effective means of treatment for some patients, but requires the regular insertion and removal of a catheter through the urethra as frequently as every one to two hours and can increase the chance of urinary tract infections. Surgical bladder augmentation is often considered when other less-invasive treatments fail to adequately lower bladder pressure or reduce the frequency of incontinent episodes. This procedure, enterocystoplasty, involves removing a section of the patient’s bowel and using that tissue to enlarge the existing bladder seeking to increase compliance and capacity, which can also lead to less frequent catheterization.

Limitations of Current Therapies

There are many complications associated with bladder augmentation or removal surgery, such as adhesions and obstructions. In the case of traditional surgery to construct a conduit for urine to exit from the body into an ostomy bag, complications such as ureteral detachment and hydroureter / hydronephrosis, or swelling in the ureters or kidneys resulting from the backup of urine, are related to the attachment of the ureters to the conduit. Other complications involve the attachment of the conduit to the abdominal wall.

While there is variation across procedures and patient types, there are risks and complications common to all procedures that rely on harvesting bowel tissue and placing it in the urinary tract. These complications may include:

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Bowel complications.    Bowel surgery required to harvest tissue for reconstructive use can result in complications, such as prolonged recovery of bowel function, ileus (temporary bowel paralysis), obstructions, leaks and fistulas. Because vitamin B12 is absorbed in the bowel tissue, the loss of tissue can result in anemia and neurologic abnormalities. Additionally, malabsorption of salts and lipids can lead to diarrhea. Patients with neurogenic bladder are prone to bowel movement problems even before surgery and the removal of bowel tissue may either exacerbate existing conditions or create new motility problems. These conditions further contribute to the substantial physical and psychological morbidity in these patients.

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Absorption issues.    Use of bowel tissue often leads to electrolyte and metabolic imbalances, which can cause bone loss. Certain drugs taken by the patient may be reabsorbed by the implanted bowel tissue, potentially leading to unintended toxic levels. The exposure of intestinal surface to urine also results in the inappropriate absorption of ammonium, chloride and hydrogen ions as well as potassium loss, leading to chronic metabolic imbalances or abnormalities.

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Infection.    Persistent and recurrent infections are common in patients with bowel tissue reconstruction. For example, based upon an article entitled “Long Term Outcome of Ideal Conduit Diversion” by S. Madersbacher, et. al., which appeared in the Journal of Urology in 2003, as many as 23% of patients with bowel tissue conduits have recurrent urinary tract infections, or UTIs, and according to “Use of intestinal segments in urinary diversion” by D. M. Dahl and W. S. McDougal in Campbell-Walsh Urology in 2007, approximately 10% to 17% of bowel tissue conduit patients have UTIs that reach the kidney. Bacteria normally found in bowel tissue can serve as a source of infection and septic complications when repositioned into the urinary tract. One of the consequences of persistent infection is the development of stones, hard masses which can cause pain, bleeding, obstruction of urine or infections.

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Mucus.    Bowel tissue repositioned in the urinary tract secretes mucus into the urine. Mucus increases the risk of stone formation and the viscosity of urine, and in the case of bladder augments, may require bladder irrigation and more frequent catheterization.

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Cancer.    Malignancy, although rare, is a well-recognized complication following enterocystoplasty and other reconstructive surgeries that incorporate bowel segments into the genitourinary tract. This is of greatest concern in the population of spina bifida patients receiving a bladder augment because of the young age of the patients at the time of surgery.

Patients requiring some form of urinary diversion or augmentation with today’s standard of care are at risk of complications associated with the use of bowel tissue as well as those associated with the surgery to harvest the bowel tissue.

Our Solutions

Our Neo-Urinary Conduit and Neo-Bladder Replacement are being developed to address unmet needs in patients who require removal of their bladder in connection with treatment for bladder, abdominal or pelvic cancer or other severe bladder diseases. Our Neo-Bladder Augment seeks to supplement the patient’s existing bladder and promote regeneration of healthy bladder tissue for the treatment of patients with neurogenic bladder. We believe our product candidates have the potential to be the clinical treatment of choice for the majority of these conditions.

The Tengion Neo-Urinary Conduit

Our Neo-Urinary Conduit is a combination of autologous cells and bioabsorbable scaffold that catalyzes regeneration of a native bladder tissue conduit, passively transporting urine from the ureters, through a stoma, or hole in the abdomen, into a standard ostomy bag. We expect that it will be a safe and effective alternative to the creation of a urinary diversion from bowel tissue after bladder removal. Our Neo-Urinary Conduit is intended to avoid complications such as bowel obstruction, urine absorption, infection and mucus secretion associated with the use of bowel tissue in the urinary tract, as well as the potential surgical issues that arise from the procedure involved in harvesting bowel tissue. We produce our Neo-Urinary Conduit using smooth muscle cells from a routine fat biopsy and not cells from the diseased bladder, eliminating the risk of reintroducing cancerous cells from the bladder into the patient.

We intend to produce our Neo-Urinary Conduit at our cGMP qualified clinical production facility using our Organ Regeneration Platform. We expect that we will be able to deliver our Neo-Urinary Conduit in four weeks or less after we receive the patient’s fat biopsy. This timing is consistent with the clinical practice of bladder removal in these patients. To create our Neo-Urinary Conduit, we isolate the smooth muscle cells from the biopsy, expand the cells ex vivo and then seed them onto a bioabsorbable scaffold, which is composed of biomaterials similar to those used in bioabsorbable sutures. Each surgeon implanting one of our Neo-Urinary Conduits will be trained in and receive specific procedures and protocols based on routine surgical techniques to implant our Neo-Urinary Conduit in the patient. We have an effective IND and expect to begin a single-center Phase I clinical trial in the first half of 2010 for the treatment of bladder cancer patients who require bladder removal.

Preclinical History and Background of the Tengion Neo-Urinary Conduit

Our preclinical studies utilized various large animal models for bladder removal and implantation of our product candidate. In these studies, animals receiving our product candidate underwent bladder removal and the animals’ ureters were attached to one end of our Neo-Urinary Conduit using bioabsorbable sutures and the other end was connected to the skin in the abdominal wall, providing an outlet for urine to flow out of the body.

Principal observations of our Neo-Urinary Conduit in preclinical animal models have shown that:

•	Implantation of our Neo-Urinary Conduit created from fat-derived smooth muscle cells results in the formation of a functional conduit.

•	By three months post-implantation the scaffold is no longer present and is replaced by a tri-layered native-like bladder tissue consisting of urothelium, submucosa and smooth muscle cells.

•	There is no evidence of abnormal cell growth, tissue development or immune response, or adverse systemic effects in response to the biomaterials, autologous cells, or our Neo-Urinary Conduit.

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Our Neo-Urinary Conduit regenerates native-like bladder tissue with complete mucosal lining at the ureteral and skin junctions. The function of the regenerated bladder tissue is similar to native bladder tissue in that it allows elimination of urine in a water-tight fashion and does not absorb urine or secrete mucus or electrolytes.

These studies suggest that by using current standards of clinical care and specific surgical and post-operative procedures associated with urinary conduits, our Neo-Urinary Conduit may be safe and effective for treating patients who have had their bladders removed.

Clinical Support

While there are some notable differences between our Neo-Urinary Conduit and our Neo-Bladder Augment, which we have studied in two Phase II Clinical trials, the premise of the product candidate, autologous cells seeded onto a bioabsorbable scaffold, as well as the application of the technology in reconstructive urology and the regeneration of bladder tissue in the patient, are the same. Our development of our Neo-Urinary Conduit came as a natural extension of our clinical development experience with our Neo-Bladder Augment. Important improvements in our Organ Regeneration Platform allowed us to pursue development of our Neo-Urinary Conduit, a product that addresses the approximately 25,700 bladder removal procedures performed in connection with bladder cancer annually in the United States and European Union, compared to approximately 2,300 bladder augmentation procedures associated with neurogenic bladder.

Our Neo-Urinary Conduit has several advantages that enhance its commercialization prospects:

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Streamlined Process.    Only one cell type, smooth muscle cells, is needed for our Neo-Urinary Conduit, compared to two cell types, smooth muscle and urothelial cells, used in our Neo-Bladder Augment Phase II clinical trials. Smooth muscle cells can be obtained from a routine fat biopsy, thus avoiding the need to biopsy the bladder, which may also carry the risk of re-introducing cancerous cells in the case of bladder cancer.

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Faster Manufacturing.    The use of a single cell type reduced production time for our Neo-Urinary Conduit by about 50% to four weeks or less from receipt of biopsy and also reduced the cost to produce our Neo-Bladder Conduit by approximately 50%.

•	Simpler Function. Our Neo-Urinary Conduit does not store urine and thus does not require significant post-surgical manipulation or catheterization for optimum performance.

Clinical Development Plan

We have an effective IND for our Neo-Urinary Conduit and expect to initiate a single center Phase I study in the first half of 2010. The program is designed to provide data to support the use of our Neo-Urinary Conduit in patients undergoing bladder removal for treatment of bladder cancer.

This trial will be an open-label, single-arm study in up to five patients, which will allow optimization of the surgical procedure and post-surgical care in a controlled setting. A single center will be utilized to minimize variations in surgical technique and provide the most controlled setting in which the surgical approach is optimized through working with a clinical investigator. We will work with a clinical investigator who has expertise in the surgical treatment of bladder cancer and significant experience performing bladder removals and urinary diversions. This study will not have a control group as the surgical procedure, post-operative care and other clinical parameters preclude the possibility of blinding treatment options.

There will be at least a four-week interval between procedures on each patient to allow for close observation and assessment of any treatment and/or procedure-related complications, post-operative recovery, tolerability and safety before proceeding to the next patient. The surgical procedure may be modified in subsequent patients based on the experience gained by the prior patient(s) enrolled.

The primary safety and efficacy assessment of our Neo-Urinary Conduit will be made at 12 months post-implantation and patients will be followed for an additional 48 months in order to assess long term safety and durability. During this first year, however, patients will be seen frequently by the study investigator and/or designated clinical team: every one to two weeks after hospital discharge through week eight, and then at month 3, 6, 9 and 12. Imaging, either CT scan or ultrasound, will be performed at three-month intervals for the first year to examine the neo-organ’s structure, patency and identify any obstructions or other abnormalities. This frequent evaluation and the open-label nature of this study will provide significant ongoing feedback throughout the study. While we have not explored later stage development with the FDA, we believe that if this first study is successful, we may be able to move directly to a pivotal study as the next step in our regulatory pathway for our Neo-Urinary Conduit.

The Tengion Neo-Bladder Replacement

Like our Neo-Urinary Conduit, we believe that our Neo-Bladder Replacement will enable patients to avoid the complications associated with removal of bowel tissue and its subsequent use as a bladder replacement. In today’s practice, a continent reconstructed bladder, made from bowel tissue, is attempted in fewer than 10% of patients undergoing bladder removal, or cystectomy. The approach is limited by the various complications associated with using bowel tissue, as well as patient considerations, including the risk of requiring chronic catheterization, and the high frequency of urinary leakage and night time incontinence. Our Neo-Bladder Replacement, when implanted in the body, is intended to serve as a template that recruits other cells to develop a regenerated bladder.

Preclinical History and Background of the Tengion Neo-Bladder Replacement

We have conducted preclinical studies of our Neo-Bladder Replacement in large animals to serve as an autologous urinary reservoir. Animals receiving our product candidate underwent urethral-sparing bladder removal. The urethra and ureters were attached using bioabsorbable sutures to our Neo-Bladder Replacement. Principal observations of our Neo-Bladder Replacement in large animal models have shown that:

•	All animals demonstrate continence upon removal of the urethral catheter 21 days after surgery.

•	Implantation of our Neo-Bladder Replacement created from only smooth muscle cells results in the formation of a compliant and functional bladder, with demonstrated nerve growth into the tissue.

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The regenerated bladder capacity achieves volumes that were typical of native-bladder volumes, and in instances where there was significant growth of the animal, the regenerated bladder capacity increases to accommodate the animal’s body size.

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By three months post-implantation, the bioabsorbable scaffold is no longer present and is replaced by a tri-layered native-like bladder tissue consisting of urothelium, submucosa and smooth muscle cells.

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By six months post-implantation, the functionality of the neo-bladder tissue is consistent with native bladder tissue as demonstrated by functional imaging, physiological assessments of bladder capacity and compliance, and response to pharmacological stimuli in a manner consistent with native bladder tissue.

•	There is no evidence of abnormal cell growth, tissue development, immune response or adverse systemic effects in response to the biomaterials, autologous cells, or our Neo-Bladder Replacement.

Based on the results of our preclinical studies, we believe that our Neo-Bladder Replacement may provide patients with a functional replacement bladder enabling them to void urine, with no need for a stoma or ostomy bag.

The Tengion Neo-Bladder Augment

Our Neo-Bladder Augment is intended to supplement the patient’s existing bladder and promote regeneration of healthy bladder tissue in patients suffering from neurogenic bladder. Based upon the long-term data obtained as part of an academic clinical experience, and published in The Lancet, a leading medical journal, and the results of our Phase II clinical trials, we believe our Neo-Bladder Augment may provide the benefits of enterocystoplasty without many of the associated complications. Our Neo-Bladder Augment is a combination of bioabsorbable materials used to form a scaffold shaped like a bladder, which is seeded with the requisite bladder cells cultured by our scientists from the patient’s bladder. When our Neo-Bladder Augment is implanted into the body, it serves as a template to regenerate native-like bladder tissue.

While our Neo-Bladder Augment does not cure the underlying condition that causes neurogenic bladder or create a normal, fully functional bladder, we believe it will provide a practical medical solution affording significant clinical benefits to patients while also serving to enhance overall quality of life. For example, if catheterization is required prior to implanting our Neo-Bladder Augment, it will still be necessary after implantation, but we believe that, as with enterocystoplasty, it will be needed less frequently. With the use of our Neo-Bladder Augment, we believe we can achieve the desired outcome of increased urine capacity without having to use bowel tissue. We believe that our Neo-Bladder Augment will provide an effective and safe solution for many patients requiring interventional therapy, as it does not possess the same level of risk as other invasive treatment alternatives such as enterocystoplasty.

Phase II Clinical Trials

We have conducted two open-label, multi-center Phase II clinical trials of our Neo-Bladder Augment for the treatment of neurogenic bladder resulting from spina bifida in pediatric patients and neurogenic bladder resulting from spinal cord injury in adult patients. The primary objective of each of these two Phase II clinical trials was to evaluate the safety and efficacy of our Neo-Bladder Augment.

We initiated our first Phase II clinical trial in December 2006 and implanted our Neo-Bladder Augment in 10 patients ranging in age from 3 to 16 years, who have neurogenic bladder resulting from spina bifida. The primary endpoint of this trial was the change in bladder compliance at maximum capacity at 12 months, compared to the baseline level established prior to implantation. Compliance was defined as the ratio of bladder volume in milliliters divided by bladder pressure in centimeters of water. In December 2009, we received final data from this trial. We obtained data at 12 months from all 10 patients implanted with our Neo-Bladder Augment, and these patients are being monitored as part of our long-term follow-up. The data demonstrate the following change in bladder compliance at maximum capacity at 12 months:

•	48% average increase, with a p-value of 0.006

•	1.6 ml/cm-of-water average increase, with a p-value of 0.1

A p-value measures the probability that a difference between a patient’s result at 12 months and that patient’s baseline measurement is due to chance alone. A p-value of less than 0.05 is considered statistically significant since the possibility that the difference is due to random chance is less than 5%.

One of the criteria for inclusion into this clinical trial was the ability of patients to cycle, or fill, hold and evacuate urine in their bladder. Cycling is necessary to develop compliant bladder tissue and the process represents the natural series of events that, if interrupted, can lead to a hypertonic, or high tension, and shrunken bladder. In this trial, only 6 out of the 10 patients were able to cycle. All six of these patients had improved outcomes and were identified as responders by clinical investigators at the 12 month assessment; two of these six patients, however, subsequently experienced serious adverse events as described below. These serious adverse events adversely affected the clinical improvement of both of these patients. Four out of the 10 patients were determined, after inclusion into our trial, to be unable to cycle for reasons we have identified. All four of these patients were identified as non-responders by clinical investigators. Based on this experience, we believe we will be able to exclude those patients who are unable to cycle from future trials for our Neo-Bladder Augment.

While measurements such as compliance and pressure were chosen as the primary means of assessing efficacy in these trials, the primary endpoint did not correlate to clinical response as identified by the investigators. We designed these trials to be exploratory and, thus, we collected multiple additional parameters to evaluate the efficacy of our product candidates, including radiographic studies, and functional capacity and continence as reported by each patient in a voiding volume diary. The clinical investigators provided us with assessments of each patient’s functional bladder capacity in relation to his or her daily activities and their clinical assessment of the patient and the patient’s satisfaction after receiving our Neo-Bladder Augment. Based on this experience, we are considering the use of a more clinically meaningful endpoint than compliance at maximum capacity in future trials. We will be required to submit a study protocol to the FDA for its approval before beginning a Phase III trial.

We initiated our second Phase II clinical trial in November 2007 and implanted our Neo-Bladder Augment in six patients ranging in age from 17 to 42, who have neurogenic bladder resulting from spinal cord injury. The primary endpoint of this trial was a change in maximum bladder pressure, as assessed by standardized measurements, at 12 months. We have not yet received final data from this trial.

Principal observations from our Phase II clinical trials can be summarized as follows:

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Confirmed that we can successfully translate the academic experience underlying our platform technology into standardized and repeatable processes that we believe are scalable to commercial manufacturing processes.

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Helped us to refine the criteria for inclusion in any future clinical trials, notably to include only patients who are able to follow a standard bladder cycling process in the post-implantation period.

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Informed us of the limitations of urodynamic evaluations, for example, that measurements of bladder pressure at peak capacity achieved during a urodynamic test were not necessarily predictive of a patient’s clinical status. Bladder capacity versus pressure measurements are more relevant if tested at several intervals over a safe bladder pressure range.

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Responder analysis, including focusing on voided volume diaries and physician’s clinical assessment of their patient’s sense of well-being and satisfaction after having received our Neo-Bladder Augment are more clinically relevant parameters to be used in designing our Phase III clinical trials.

Three patients in our Phase II clinical trials experienced serious adverse events that, at the time of their occurrence, were deemed by the respective clinical investigator to be clinically relevant and probably related to our product candidate or the implantation procedure. In February 2009, the FDA placed our IND on clinical hold. In July 2009, the FDA released the clinical hold with no recommended changes to our protocol, product candidate or implantation procedure.

Two of the serious adverse events involved pediatric patients, both of whom experienced small bowel obstructions and one of whom also developed a bacterial infection in the wall of his bladder. Both of these patients experienced bladder perforation resulting in leakage through the bladder wall, following these initial complications. We conducted a thorough review of the safety events of these patients including the details of each event, the background medical history of these patients, the timing of the events relative to the implantation of our Neo-Bladder Augment and the background rate of bladder perforations in patients receiving the current standard of care, enterocystoplasty. We submitted a complete response to the clinical hold setting forth our analysis in June 2009 and the FDA released the clinical hold in July 2009. We also noted that bladder perforations, bowel obstructions and infections are known complications of enterocystoplasty, the current standard of care for patients with neurogenic bladder requiring bladder augmentation. The third serious adverse event, which occurred in October 2009, involved an adult patient who experienced a bladder perforation that occurred during a urodynamic evaluation being performed as part of our clinical study. A urodynamic evaluation involves the insertion of catheters into the bladder, which are then used to fill the bladder with fluid to assess its capacity. We have submitted a report of this serious adverse event to the FDA in November 2009, noting that this serious adverse event is not an unexpected complication for these patients undergoing urodynamic procedures.

The patients experiencing the first and third serious adverse events have fully recovered medically. The patient experiencing the bacterial infection and who had the second serious adverse event continues, as of January 2010, to have an indwelling catheter but has otherwise recovered medically.

Based on our experience in developing urologic neo-organs using only smooth muscle cells, we intend to apply this technological advancement to our Neo-Bladder Augment at the appropriate time. We believe using a single cell approach for our Neo-Bladder Augment will allow us to simplify the production and eliminate the need for a full-thickness bladder biopsy as was conducted in our Phase II studies. In addition, we have completed preclinical work delivering our Neo-Bladder Augment via laparoscopic surgery. We intend to explore this and other enhancements to our Neo-Bladder Augment.

Other Product Opportunities

The Tengion Neo-Kidney Augment

Our Neo-Kidney Augment is designed to prevent or delay dialysis by increasing renal function in patients with advanced CKD. Our Neo-Kidney Augment is based on our proprietary technology, which uses the patient’s cells, procured by a needle biopsy of the patient’s kidney, to create an implantable product candidate that can catalyze the regeneration of functional kidney tissue.

Market Overview and Limitations of Current Therapies

In 2009, there were over 20 million people in the United States with CKD. In 2007, there were over 500,000 with End Stage Renal Disease, or ESRD, according to the United States Renal Data System, or the USRDS, which is funded by the National Institutes of Health, or NIH. Patients with ESRD have CKD which has progressed to a point of little to no kidney function and these patients require dialysis or a kidney transplant to survive. According to the USRDS, over $22 billion in Medicare costs each year are attributable just to ESRD patients. ESRD is associated with an approximate 20% mortality rate per year, with the average life expectancy of a patient on dialysis in 2007 of approximately 5.9 years. In addition, bone loss and anemia is a common complication of advanced CKD, mainly due to an inability of the kidneys to produce enough Vitamin D and erythropoietin, a hormone that controls red blood cell production.

Dialysis extends the lives of patients with ESRD, but has many limitations, including infections, hernias and the need to undergo the procedure up to three times per week. Kidney transplantation remains the most desirable and cost-effective form of kidney therapy at this time; however, there is a chronic shortage of organs with only 18,000 kidneys available for transplant in 2008. In addition to the high cost of organ procurement and the subsequent surgery, kidney transplant patients also require a lifetime of drug therapy to prevent organ rejection. There is a clear need for a product that can prevent or delay the need for dialysis or kidney transplant in patients with advanced CKD.

Our Solution

Through our Organ Regeneration Platform, we have isolated and characterized the effects of different kidney cells and combinations of cells on various aspects of kidney function. We have optimized our Neo-Kidney Augment consisting of autologous cells and a bioabsorbable material. We obtain cells through a routine needle biopsy of the kidney and using our Organ Regeneration Platform, we are able to produce our Neo-Kidney Augment grown from these cells in as short as four weeks from biopsy receipt. This product candidate has been implanted in animals to date and we have also isolated and characterized the necessary cells from healthy and diseased human kidneys, which we believe supports translation of this approach to human patients.

Preclinical data demonstrate that our Neo-Kidney Augment promotes regeneration of glomeruli, the primary filtration unit of the kidney, and kidney tubules in vivo, which combine to form nephrons. Regeneration of nephrons prevents renal failure, excessive bone loss and anemia while increasing the survival time of the animal. We have isolated, propagated and characterized the key cellular components that catalyze regeneration in animal kidneys across multiple species, including humans. We have conducted preclinical studies of our Neo-Kidney Augment in a chronic disease model with small animals in which approximately 80% of their kidneys had been surgically removed, to assess its regenerative capabilities. These studies extend up to six months and have demonstrated that animals implanted with our Neo-Kidney Augment have extended survival and weight gain with no additional supportive care. Stabilization and improvement in renal function are evident within several weeks after implantation. In these studies, we have seen improvement or stabilization of various biomarkers including certain proteins, lipids, bone remodeling and vitamin levels. These benefits have extended to improvements in weight gain, blood pressure, exercise tolerance and survival.

In late 2009, we began a preclinical study in an animal model involving renal damage caused by diabetes and hypertension. We expect to begin a study of our Neo-Kidney Augment in large animals in early 2010 as a proof-of-concept study to demonstrate the feasibility of creating a human Neo-Kidney Augment to address the problem of CKD and anemia associated with reduced kidney function.

The Tengion Neo-GI Augment

Leveraging our cumulative learnings from producing tubular neo-organs, such as our Neo-Urinary Conduit, we have begun early development work on our Neo-GI Augment. This product candidate is composed of smooth muscle cells, obtained from a routine fat biopsy, seeded on one of our proprietary bioabsorbable scaffolds, that can be used as a tubular or patch implant to accommodate patient needs. Our objective is to demonstrate that our Neo-GI Augment regenerates esophageal and intestinal tissues.

Market Overview and Limitations of Current Therapies

In the United States, there are over 3,000 surgical procedures per year in which part or all of a patient’s esophagus is removed, or esophagectomy, due to esophageal cancer, according to data compiled from a 2006 NIS performed by HCUP. In the case of a small cancerous segment in the esophagus, cancer cells are typically removed and other tissue from the patient, either bowel or skin, is used to graft a replacement. As with certain urologic procedures involving the use of bowel tissue, today’s standard of care for esophageal cancer introduces similar complications as tissues will be harvested for uses for which they were not intended. In more advanced cancers, the current standard of care involves a procedure in which all or most of the entire esophagus is removed and the stomach is pulled up into the chest and attached to what remains of the esophagus, or a piece of bowel tissue is formed into a tube to replace the esophagus. This procedure has multiple surgical complications, including infections and leaks which can be life-threatening because of the proximity to the heart and lungs and the fact that donor material may not be sterile and may contain stomach acid.

Our Solution

We have defined in-vitro testing models for our Neo-GI Augment, as well as the necessary cell function assays. Using our combinatorial approach we have also identified potential scaffold prototypes. We have observed extended survival times in animals with esophageal damage following implantation of our Neo-GI Augment. We believe our Neo-GI Augment may offer benefits in other gastrointestinal diseases and we expect to begin an intestinal proof-of-concept study in mid-2010 and a preclinical study in large animals in 2011.

The Tengion Neo-Vessel Replacement

We are developing our Neo-Vessel Replacement for various blood vessel applications including vascular access grafts, or arterio-venous, or AV, shunts, for patients with ESRD undergoing hemodialysis treatment, and for vessel replacement for patients undergoing coronary or peripheral artery bypass procedures. Our technology will use smooth muscle cells isolated from fat tissue and endothelial cells isolated from blood samples, which are expanded ex vivo and then seeded onto a bioabsorbable scaffold in the shape of a blood vessel.

Market Overview and Limitations of Current Therapies

Hemodialysis treatment for kidney failure requires repeated needle punctures for dialysis access, usually three times per week. There are three types of vascular access: AV fistula, AV graft and a venous catheter. Each of these can have complications that require further treatment or surgery. In patients with small veins that will not develop properly into an enlarged vein, or a fistula, that can withstand repeated needle punctures, a common option is to obtain a vascular access that connects an artery to a vein using a synthetic tube, or synthetic graft, implanted under the skin. The graft becomes an artificial vein that can be used repeatedly for needle placement and blood access during hemodialysis. Compared with properly formed fistulas, grafts tend to have more problems with clotting and infection and need replacement sooner.

In the United States, approximately 340,000 patients with ESRD are treated with hemodialysis, according to a 2009 Annual Data Report prepared by the United States Renal Data System. Over half of these patients rely on synthetic grafts which are associated with complications such as thrombosis and stenosis, ultimately leading to graft failure. Approximately half of synthetic grafts are replaced within three years of implantation. Complications with vascular access are the leading cause of hospitalization for patients with ESRD. According to the same source, these complications account for approximately 17% to 25% of all dialysis patient hospitalizations.

Similarly, coronary bypass surgery is a relatively common procedure, with nearly 450,000 performed annually in the United States, according to data compiled by the U.S. Census Bureau and HCUP. This procedure requires harvesting healthy blood vessels from other parts of the patient’s body to bypass blocked coronary arteries. There are no other options currently used to replace the need for healthy blood vessels taken from other parts of the patient’s body. To bypass blocked arteries in other parts of the body, approximately 85,000 peripheral artery bypass procedures are performed each year in the United States, according to data compiled by the U.S. Census Bureau and HCUP.

Our Solution

We believe our Neo-Vessel Replacement may prove to be a better alternative to artificial AV grafts. In preclinical studies, our Neo-Vessel Replacement has shown similarities to natural blood vessels and does not become infected to the same extent as synthetic AV graft materials. Further, our Neo-Vessel Replacement may prove to be a superior treatment for patients undergoing a coronary or peripheral artery bypass. This product candidate may eliminate the need to harvest arteries or veins from elsewhere in the patient’s body which will simplify the surgical procedure and avoid potential complications arising from operating on healthy tissue.

In preclinical studies using our Neo-Vessel Replacement as an AV graft, the regenerated vessel has shown similarities to natural blood vessels and reduced rates of infections compared to synthetic AV graft materials. Our Neo-Vessel Replacement has been tested in large mammals as an AV graft for the purposes of renal dialysis access. In six-month studies using clinically relevant protocols, we have observed that our Neo-Vessel Replacement retained a native-like ability to remodel, maintained its structural integrity and did not become infected to the same extent as synthetic AV graft materials. In large animal studies, our Neo-Vessel Replacements have also been shown to remain open and resist blood clotting when used for carotid artery reconstruction. In addition, we have observed that this product candidate responds to pharmacologic stimuli and expands and contracts in a similar manner to normal blood vessels.

Manufacturing

We believe our product manufacturing capability provides us with a competitive advantage. We manufacture our product candidates in facilities specifically designed for the production of patient-specific materials and have implemented quality control systems to ensure our manufacturing processes and facilities comply with applicable cGMP, current Good Tissue Practices, or cGTP, and medical device QSR standards. We have exercised these manufacturing and quality control processes while producing materials for preclinical and clinical studies and have established a significant knowledge base relating to the manufacture of our product candidates. This knowledge base is maintained in a set of standard operating procedures that detail the techniques and standards for manufacturing. All of our production technicians are trained and certified in these procedures to ensure consistency in manufacturing.

Manufacturing of product candidates for our existing preclinical and clinical studies is conducted in our pilot manufacturing facility in Winston-Salem, North Carolina. The pilot manufacturing facility contains approximately 38,400 square feet of laboratories, offices, and clean room manufacturing space. We expect to manufacture early stage product candidates through Phase II clinical trials at this facility. We have also designed and constructed a commercial manufacturing facility, which is located at our headquarters in East Norriton, Pennsylvania. This facility contains approximately 30,000 square feet of technical and manufacturing space and 15,000 square feet of office space. We expect to manufacture product candidates for Phase III clinical trials in this facility and to license this facility for commercial manufacturing of our product candidates. As a result of our business decision to focus our resources on our Neo-Urinary Conduit, activities that were under way to prepare this facility to commence manufacturing operations were temporarily halted in March 2009 and we are currently maintaining this facility in a condition that will enable us to complete these activities and commence manufacturing operations. We anticipate this commercial manufacturing facility can become fully operational following completion of these activities, including all necessary validation, certification and staffing requirements, which we believe can be accomplished in approximately 12 months. In March 2011, we will lease an additional 35,000 square feet of space for further expansion in the same building.

Both facilities are designed to segregate the manufacturing and laboratory areas from the administrative portions of the building. The facilities are also designed to prevent cross-contamination of patient specific materials and to provide physical segregation while processing these materials. Our products are manufactured as individual units using disposable processing materials for storage and containment of the product. We do not face many of the traditional challenges of biopharmaceutical companies in maintaining batch quality as manufacturing is scaled up to commercial quantities because our batch size remains consistent at one unit and because the core manufacturing processes remain consistent regardless of production volume. We believe our existing facility infrastructure is sufficient to meet the initial commercial demand for our products and we can increase production capacity by installing additional equipment into existing space and by constructing additional manufacturing space within our existing facilities.

Sales and Marketing

We believe the product candidates we are currently developing will be used primarily by a relatively small number of specialty surgeons at hospitals in North America and the European Union. We intend to explore building the necessary marketing and sales infrastructure necessary to market and sell our current product candidates, if approved by the FDA, as well as hire other personnel to train physicians on the surgical techniques used with our product candidates. We will also explore the possibility of entering into strategic partnerships for the development and marketing our product candidates.

Intellectual Property

We have established a patent position surrounding our product candidates in regenerative medicine. As of December 31, 2009, we owned or had licenses to 19 issued U.S. patents, 17 of which are exclusive and two of which are non-exclusive, 13 U.S. patent applications and over 100 international patents and patent applications. A core group of these patents and pending applications covers the composition, design and methods of manufacture of our Neo-Urinary Conduit, Neo-Bladder Replacement and Neo-Bladder Augment. Certain of these patents and applications relate to technological advances associated with our Neo-Vessel and Neo-Kidney Augment development programs. Also included within our portfolio are patents that address an array of regenerative medicine and tissue engineering technologies and product candidates outside the scope of our current product pipeline. In addition to our patent portfolio, we have developed proprietary information, trade secrets and know-how in the development and manufacture of neo-organs and neo-tissues. We are committed to protecting our intellectual property position and to aggressively pursue our patent portfolio as well as the protection of our proprietary information, know-how and trade secrets.

Our Patent Portfolio

Our urologic product candidates currently include our Neo-Urinary Conduit, our Neo-Bladder Replacement, and our Neo-Bladder Augment. Our urologic-related patent portfolio is currently composed of 12 issued U.S. patents; 4 granted European patents, which have been validated in 12 European countries; 11 issued patents in other foreign jurisdictions; 5 pending U.S. non-provisional patent applications; 1 pending U.S. provisional patent application; 1 pending Patent Cooperation Treaty, or PCT, application; and 8 pending foreign patent applications, all of which relate to a PCT application. We have licensed all of the issued patents. We have licensed or own all of the pending applications.

The issued U.S. patents, which will expire between 2010 and 2020, contain claims directed to organ constructs, cell-matrix structures, organ scaffolds, and laminarly organized luminal organ or tissue structure constructs; methods of making the same, and methods of treatment using the same. If claims in our pending U.S. patent applications covering urinary conduit constructs, methods for producing the same, and methods of treatment using the same; methods of treatment using laminarly organized luminal organ or tissue structure constructs; and methods for correcting tissue defects in urological structures, are allowed, they would expire between 2014 and 2029. The granted European patents, which will expire between 2018 and 2020, contain claims directed to organ constructs, cell-matrix structures, organ scaffolds, and laminarly organized luminal organ or tissue structure constructs; and methods of making and using the same. The pending PCT, foreign and U.S. provisional applications contain claims directed to urinary conduit constructs, organ constructs, cell-matrix structures, organ scaffolds, and laminarly organized luminal organ or tissue structure constructs; methods of making and using the same; and rational design of regenerative medicine products. These patent applications, if issued, will expire between 2019 and 2030.

Our current renal product candidate is our Neo-Kidney Augment. Our renal-related patent portfolio is currently composed of 11 issued U.S. patents; 4 granted European patents, which have been validated in 12 European countries; 8 issued patents in other foreign jurisdictions; 3 pending U.S. non-provisional patent applications; 1 pending U.S. provisional patent application; 2 pending PCT applications; and 15 pending foreign patent applications, all of which relate to a PCT application. We have licensed all of the issued patents. We have licensed or own all of the pending applications.

The issued U.S. patents, which will expire between 2010 and 2020, contain claims directed to prosthetic kidneys, organ constructs, cell-matrix structures, organ scaffolds; methods of making the same, and methods of treatment using the same. If claims in our pending U.S. patent applications covering renal cell preparations and augmentation constructs, methods for producing the same, and methods of treatment using the same, are allowed, they would expire between 2019 and 2029. The granted European patents, which will expire between 2017 and 2020, contain claims directed to prosthetic kidneys, organ constructs, cell-matrix structures, organ scaffolds; and methods of making and using the same. The pending PCT, foreign and U.S. provisional applications contain claims directed to renal cell preparations and augmentation constructs, methods for producing and using the same; and rational design of regenerative medicine products. These patent applications, if issued, will expire between 2019 and 2030.

Our current vascular product candidate is our Neo-Vessel. Our vessel-related patent portfolio is currently composed of 2 issued U.S. patents, 1 pending U.S. non-provisional patent application and 1 pending PCT application. We have licensed each of the issued patents. We own each of the pending applications. The issued U.S. patents, which will expire between 2015 and 2016, contain claims directed to cell-matrix constructs and methods of making the same. If claims in our pending U.S. and PCT patent applications covering tissue engineering scaffolds having a mechanical response to stress and strain substantially similar to that of a response by a native blood vessel, and methods of making the same, are allowed, they would expire in 2029.

Confidential Information and Inventions Assignment Agreements

We require our employees, consultants and members of our scientific advisory board to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with us. These agreements provide that all confidential information developed or made known during the course of the relationship with us be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions resulting from work performed for us, utilizing our property or relating to our business and conceived or completed by the individual during employment shall be our exclusive property to the extent permitted by applicable law.

License Agreements and Research Agreements

Exclusive License Agreement with Children’s Medical Center Corporation

In October 2003, we entered into a license agreement with Children’s Medical Center Corporation, or CMCC, for the license of certain patent rights and intellectual property rights owned or controlled by CMCC related to tissue engineering technology. The CMCC patent rights include patent rights owned by CMCC, as well as CMCC’s right to sublicense certain patent rights owned or controlled by Massachusetts Institute of Technology, or MIT. Under the terms of this license agreement, CMCC has granted us exclusive worldwide, sublicensable licenses under certain of CMCC’s patent rights related to implantable matrices for the development and commercialization of tissue engineered products for human and animal therapeutics in the subfields of genitourinary, vascular tissue, nervous tissue, trachea and other subfields later agreed upon by us and CMCC. Our license from CMCC is exclusive in all subfields for patent rights related to organ constructs; cell matrix structures; laminarly organized luminal organ or tissue structure constructs; prosthetic kidneys; kidney augmenting constructs; stents; reproductive organs and tissue structure constructs; as well as methods for making and using the same. Our license to CMCC’s patent rights related to implantable cartilaginous structures, implantable genitourinary cell-seeded matrices, and mammalian urothelial cell preparation is non-exclusive, except in the genitourinary subfield where the license is exclusive. Our license to CMCC’s patent rights relating to organ decellularization is non-exclusive for all subfields covered by the license agreement. Under the license agreement, we were also granted a non-exclusive, non-sublicensable, non-transferable license to certain CMCC biological materials and know-how related to unpatented manufacturing and scientific information, except that such license may be sublicensed or transferred to our affiliates and contractors for purposes specified in the license agreement. CMCC has retained a royalty-free, non-exclusive right to practice, use and license to other academic and nonprofit research organizations to practice and/or use the patent rights and licensed products for research, educational, clinical and/or charitable purposes only.

We are required under the license agreement to use reasonably diligent efforts, as defined in the license agreement, to bring one or more licensed products to market as soon as practicable and to obtain all necessary government approvals for the manufacture, use, sale and distribution of licensed products. If we fail to meet the diligence requirements set forth in the license agreement, we may be required under certain circumstances to grant a sublicense to a third party chosen by CMCC relating to the licensed product or subfield for which we have failed to meet our diligence obligations.

Under the license agreement, we are required to make payments to CMCC for accrued and continuing patent prosecution costs and also upon the achievement of certain development and sales milestones as well as certain consideration received from a sublicensee. If we develop and obtain regulatory approval of a licensed product in each of the four subfields, we will be required to pay CMCC development milestones aggregating approximately $6.9 million. Also, if cumulative net sales of all licensed products reach a certain level, we will be required to make a one-time sales milestone payment of $2.0 million. We have previously paid a license issue fee of $175,000 and $350,000 of development milestones to CMCC and as of December 31, 2009, we did not owe any milestone payments to CMCC under the license agreement. A portion of the milestone payments we make will be credited against our future royalty payments. We must pay CMCC royalties in the mid-single digit range based on net sales of licensed products as defined in the agreement by us, our affiliates and our sublicensees, which royalties will be reduced for certain amounts we are required to pay to license patents or intellectual property from third parties and under certain circumstances if there is a competing product. No royalties will be payable with respect to sales of licensed products in countries where there is no valid patent claim, unless we advised CMCC not to file for patent protection in that country and later choose to market and sell licensed products in such country. The license agreement, and our obligation to pay royalties terminates on the later of the expiration, on a country-by-country basis, of the last patent right and October 2018.

Either party may terminate the license agreement upon 90 days prior written notice upon a material, unremedied breach or default of the other party. CMCC may terminate the agreement immediately upon our insolvency or as otherwise provided in the agreement and also upon 45 days prior written notice for our failure to pay royalties due in a timely manner. We may terminate at any time, with or without cause, upon six months prior written notice and payment to CMCC of accrued amounts due and a $50,000 termination fee.

Wake Forest University Health Sciences License Agreement

In January 2006 we entered into a license agreement with Wake Forest University Health Sciences, or WFUHS, which was amended in May 2007, for the license of WFUHS’s intellectual property (including know-how) related to research performed by WFUHS employee, Dr. Anthony Atala, a former employee of the Children’s Hospital Boston, an affiliate of CMCC, and the inventor or co-inventor on certain inventions and patents held by CMCC, which are licensed to us under our license agreement with CMCC.

Under the terms of this amended license agreement, WFUHS has granted us a worldwide, exclusive, sublicensable license to make, use and sell products covered by certain of WFUHS’s patent rights that relate to improvements of the existing inventions and patents included in the patent rights licensed to us under our license agreement with CMCC, or the improvement patents, and to new development inventions and patents arising out of the performance of a separate agreement, the WFUHS Research Agreement, or the new development patents, in the fields of human and animal organs, tissues and tissue-engineered and regenerative medicine directed to their functions in the subfields of genitourinary tissue, kidney tissue, cardiovascular tissue and nervous tissue. This license agreement also granted us a non-exclusive, worldwide, sublicensable license to certain know-how related to unpatented manufacturing and scientific information provided by WFUHS. Our license to patents claiming inventions conceived after the expiration or other termination of the WFUHS Research Agreement may be terminated at any time by WFUHS following expiration or other termination of the WFUHS Research Agreement. Under the terms of the May 2007 amendment to the license agreement we may elect to provide funding for research activities under the WFUHS Research Agreement directed to products that would be covered by the new development patents. If we elect to provide such funding we are required to provide a minimum of $1 million in annual funding, provided that we may decide within our discretion to reduce the amount of such annual funding by increments of $200,000. If we reduce the annual funding we are required to give up our rights to a license under one subfield for each $200,000 incremental reduction in the annual funding. We reduced our annual funding commitment for 2010 to $800,000 and agreed to give up our rights to a license under the trachea tissue subfield pursuant to this provision.

We are obligated to use commercially reasonable efforts to bring licensed products to market. If WFUHS believes that we have failed to comply with this obligation and an arbitrator agrees with WFUHS, we will be required to enter into a sublicense for the relevant product or grant WFUHS the right to enter into a sublicense for the that product. We are not required to make any milestone payments to WFUHS related to the development or commercialization of the licensed products. In addition, we are required to meet certain time deadlines with respect to initiating the first human clinical trial, filing for marketing approval with the FDA and achieving the first commercial sale in the United States with respect to the first product covered by the new development patents in each subfield. If we fail to meet any of these deadlines, WFUHS may, in its sole option, terminate our license with respect to such product covered by the new development patents.

Under the license agreement, we also issued WFUHS a warrant to purchase 46,387 shares of our common stock through January 1, 2016 at an exercise of $0.16 per share and are required to pay WFUHS a percentage of certain consideration received from a sublicensee. We are required to pay certain license maintenance fees with respect to each product covered by new development patents, commencing two years after we initiate the first animal study conducted under cGLP, with respect to such product. These license maintenance fees, which are in the low six figure range with respect to each product, will be creditable against royalties we are obligated to pay to WFUHS for such product. In addition, we are required to pay WFUHS royalties in the low- to mid-single digit range based on net sales of licensed products in all countries. With respect to any product covered by an improvement patent, our obligation to pay royalties to WFUHS terminates upon the later of the expiration, on a product-by-product basis, of the last to expire patent covering such product and the date that is 15 years from the first commercial sale of such product, provided that no such royalty is payable more than seven years after expiration of the last-to-expire patent covering such product.

With respect to any licensed product that is not covered by an improvement patent, our obligation to pay royalties to WFUHS terminates, on a product-by-product basis, on the date that is five years from the first commercial sale of such product, provided that the first commercial sale occurs prior to January 1, 2021 (for each day after January 1, 2021 that the first commercial sale does not occur, the five-year period is reduced by one day).

Pursuant to the terms of the amended license agreement, we have provided $2 million of funding for research activities under the WFUHS research agreement through December 31, 2009 and are obligated to provide $800,000 of funding for research activities in 2010. We have made no other payments under the license agreement with WFUHS.

The agreement continues in effect on a country-by-country basis until the later of the expiration of the last to expire new improvement patent and January 1, 2021, unless earlier terminated as provided in the agreement. We may terminate the license agreement at any time, with or without cause, upon 90 days prior written notice. WFUHS may terminate the license agreement upon our default in paying a license fee or providing a report required to be provided under the license agreement, our material breach or our making a knowingly false report, upon 45 days prior written notice, provided that we may cure such default or breach within the 45-day period.

Wake Forest University Health Sciences Research Agreement

In January 2006, we entered into a research agreement with WFUHS, which was amended in September 2006.

Under the research agreement, WFUHS agreed to perform sponsored research in return for quarterly payments. As of December 31, 2009, under the terms of our license agreement with WFUHS we were obligated to make payments of $800,000 with respect to the 2010 research activities of WFUHS under the research agreement. The sponsored research involves the experiments and studies set out in annual research plans and milestones established under the agreement.

The agreement expires December 31, 2010 but the agreement may be extended for up to an additional three-year period. Either party may terminate the agreement upon a material, uncured breach by the other party upon 30 days written notice. We may terminate the agreement at any time, with or without cause, upon 90 days prior written notice. If we terminate the agreement, we are required to pay to WFUHS all reasonable direct costs and all noncancelable obligations incurred by WFUHS, provided that such liability is limited to $625,000.

Competition

Our industry is subject to rapid and intense technological change. While we do not believe we currently have any commercial competitors who are developing autologous organs and tissues for the target populations that we are addressing, we face, and will continue to face, intense competition from medical device, pharmaceutical, biopharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies who are generally engaged in tissue engineering and regenerative medicine activities or funding, both in the United States and abroad. In addition, there are companies and academic institutions developing drugs, medical devices and surgical techniques to treat many of the medical conditions our product candidates are designed to treat.

Regenerative Medicine

While we are, to our knowledge, the only regenerative medicine company presently developing a range of neo-organs and neo-tissues for implant that regenerate into functional organs and tissues, there are some companies that are researching and developing regenerative cell-based products or therapies, which may seek to address the medical indications that our neo-organ and neo-tissue product candidates seek to address. The companies include Cytograft, Tissue Engineering, Inc., Osiris Therapeutics, Inc., Integra Life Sciences, Inc., Pervasis Therapeutics, Inc., LifeCell (a division of Kinetic Concepts, Inc.) and Genzyme. In addition, several large pharmaceutical companies with much greater resources have demonstrated a strategic interest in regenerative medicine, including Sanofi Aventis, Johnson & Johnson, Pfizer and Celgene.

Bladder Treatment

We expect that our Neo-Urinary Conduit and Neo-Bladder Replacement will compete with the current standard of care, which is the use of bowel tissue to create a urinary diversion.

Companies that are researching, developing and marketing products to treat bladder dysfunction include Allergan, which is developing Botox for bladder dysfunction; Speywood Biopharma, which is developing Dysport for bladder dysfunction; and Medtronic, which is marketing Interstim for bladder dysfunction. Further, many large pharmaceutical companies market anticholinergenic medications, such as Detrol and Ditropan, which can be used to treat bladder dysfunction.

Many of the companies competing against us have financial and other resources substantially greater than our own. In addition, many of our competitors have significantly greater experience in testing therapeutic products, obtaining FDA and other marketing approvals of products, and marketing and selling those products. Accordingly, our competitors may succeed more rapidly than we will in obtaining FDA approval for products and achieving widespread market acceptance.

We expect to compete based upon, among other things, our intellectual property portfolio, substantial process know-how with respect to scalable manufacturing capabilities and the efficacy and safety profile of our product candidates. Our ability to compete successfully will depend, in part, on our continued ability to attract and retain skilled and experienced scientific, clinical development and executive personnel, to develop viable autologous neo-organs and neo-tissues.

Government Regulation

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture, commercialization and reimbursement of our neo-organs and neo-tissues. All of the products we are seeking to develop will require marketing approval, or licensure, by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing, approval and marketing regulations promulgated by the FDA and similar regulatory authorities in other countries. Various governmental statutes and regulations also govern or influence testing, manufacturing, quality control, safety, labeling, packaging, storage and record keeping related to such products and their marketing. State, local and other authorities may also regulate manufacturing facilities used for our neo-organs and neo-tissues. The process of obtaining these approvals and the subsequent compliance with appropriate statutes and regulations require the expenditure of substantial time and money, and there can be no guarantee that approvals will be granted.

FDA Approval Process

Our neo-organs and neo-tissues will require approval from the FDA and corresponding agencies in other countries before they can be marketed. The FDA regulates human therapeutic products in one of three broad categories: biologics, drugs, or medical devices. Our product candidates that are currently under development are combination products having features of both a biologic and a medical device. The FDA has determined that the primary mode of action for our Neo-Bladder Augment is as a biological product and we currently believe other neo-organs and neo-tissues that we develop will also require approval of a Biologics License Application, or BLA. The FDA regulates biological products under both the Federal Food, Drug, and Cosmetic Act and the Public Health Service Act, and implementing regulations for both statutes. The FDA generally requires the following steps for pre-market approval or licensure of a new biological product:

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preclinical laboratory and animal tests conducted in compliance with FDA’s Good Laboratory Practice, or GLP, requirements and applicable requirements for the humane use of laboratory animals, to assess a product’s biological activity, biocompatibility and to identify potential safety problems and to characterize and document the product’s manufacturing controls and stability;

•	submission to the FDA of an IND application, which must become effective before clinical testing in humans can begin;

•	development of clinical protocols to establish the safety and efficacy of the product in humans in clinical trials;

•	obtaining approval of clinical protocols by IRBs of clinical sites in order to introduce the product into humans in clinical trials;

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adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for its intended indication conducted in compliance with the FDA’s Good Clinical Practice, or GCP, requirements, as well as any additional requirements for the protection of human research subjects and their health information;

•	compliance with cGMP and if applicable, cGTP and QSR, regulations and standards concerning quality and the use of human somatic cellular and tissue products;

•	submission to the FDA of a BLA, for marketing approval that includes substantive evidence of safety and effectiveness from adequate results of preclinical testing and clinical trials;

•	FDA review of the marketing application in order to determine, among other things, whether the product is safe, pure and effective for its intended uses; and

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obtaining FDA approval of the BLA, including inspection and approval of the product manufacturing facility as compliant with cGMP and if applicable, cGTP and QSR, requirements, prior to any commercial sale or shipment of the product.

Once a biological product is identified for development, it enters the preclinical testing stage. An IND sponsor must submit the results of the preclinical tests together with manufacturing information, analytical data and any available clinical data or literature to the FDA as part of the IND. The sponsor also will include a protocol detailing, among other things, the objectives of the initial clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during trials due to safety concerns or non-compliance with regulatory requirements.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an IRB must review and approve the plan for any clinical trial before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completion.

Each new clinical protocol and any amendments to the protocol must be submitted to the IND for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the clinical trial, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety.

Typically, clinical testing involves a three-phase process although the phases may overlap. Generally, Phase I clinical trials are conducted in a small number of healthy volunteers or patients and are designed to provide information about product safety. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine optimal dose, preliminary efficacy and expanded evidence of safety. Phase III clinical trials are generally large-scale, multi-center, comparative trials conducted with patients afflicted with a target disease in order to provide statistically valid proof of efficacy, as well as safety and potency. In some circumstances, the FDA may require Phase IV or post-marketing trials if it feels that additional information needs to be collected about the product after it is on the market, particularly for long term safety follow up. During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Progress reports detailing the results of clinical trials must be submitted at least annually to the FDA. The FDA may, at its discretion, re-evaluate, alter, suspend, or terminate the testing based upon the data which have been accumulated to that point and its assessment of the risk/benefit ratio to the patient. Monitoring all aspects of clinical trials to minimize risks is a continuing obligation and process. All serious and unexpected adverse events must be reported to the FDA in IND safety reports.

The results of the preclinical and clinical testing are submitted to the FDA along with descriptions of the manufacturing process. In the case of vaccines, gene and cell therapies and products such as our current product candidates, the results of clinical trials are submitted as a BLA. Under the Pediatric Research Equity Act of 2003, or PREA, which was reauthorized under the FDAAA, a BLA or a supplement to a BLA must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

The FDA reviews all BLAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept a BLA for filing. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews a BLA to determine, among other things, whether the product is safe, has an acceptable purity profile and is adequately potent, and whether its manufacturing meets standards designed to assure the product’s continued identity, safety, purity, and potency.

The FDA may grant marketing approval, or the FDA may request additional clinical data or deny approval if the FDA determines that the application does not satisfy its marketing approval criteria. FDA review of a BLA typically takes nine months, but may last longer, especially if the FDA asks for more information or clarification of information already provided. The FDA may refer the BLA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. An advisory committee is a panel of experts who provide advice and recommendations when requested by the FDA on matters of importance that come before the agency. The FDA is not bound by the recommendations of the advisory committee, but it generally follows such recommendations.

The process of obtaining marketing approval is lengthy, uncertain, and requires the expenditure of substantial resources. Each BLA must be accompanied by a user fee, pursuant to the requirements of the Prescription Drug User Fee Act, or PDUFA, and its amendments. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective through September 30, 2010, the user fee for an application requiring clinical data, such as a BLA, is $1,405,500. PDUFA also imposes an annual product fee for biologics ($79,720), and an annual establishment fee ($457,200) on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the drug also includes a non-orphan indication. We expect to seek orphan designation for our Neo-Bladder Augment at the appropriate time.

Before approving a BLA, all facilities and manufacturing techniques used for the manufacture of products must comply with applicable FDA regulations governing cGMP. Among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. A local field division of the FDA is responsible for completing the pre-approval inspection and providing recommendation for or against approval. This effort is intended to assure appropriate facility and process design to avoid potentially lengthy delays in product approvals due to inspection deficiencies. Similarly, before approving a BLA, the FDA also may conduct pre-licensing inspections of a company, its contract research organizations and/or its clinical trial sites to ensure that clinical, safety, quality control and other regulated activities are compliant with GCP. To assure such cGMP and GCP compliance, the applicants must incur significant expenditure of time, money and effort in the area of training, record keeping, production, and quality control. Following approval, the manufacture, holding, and distribution of a product continues to require significant resources in order for the sponsor to maintain full compliance in these areas. For human cellular products, cGTP requirements apply. For a biologic/device combination product, the product must be manufactured also in compliance with QSR requirements for the device component.

After marketing approval has been obtained, the FDA will require post-marketing reporting to monitor the side effects of the product. Further studies may be required to provide additional data on the product’s risks, benefits, and optimal use, and further clinical trials will be required to gain approval for the use of the product as a treatment for clinical indications other than those for which the product was initially tested. Results of post-marketing programs may limit or expand the further marketing of the product. Further, if there are any modifications to the product, including changes in indication, labeling, or a change in the manufacturing process or manufacturing facility, a BLA supplement may be required to be submitted to the FDA.

Other FDA Regulatory Requirements

Maintaining substantial compliance with applicable federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Any biological products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including:

•	record-keeping requirements;

•	reporting of adverse experiences with the biologic;

•	providing the FDA with updated safety and efficacy information;

•	reporting of cGMP deviations that may affect the safety, purity or potency of a distributed product;

•	reporting on advertisements and promotional labeling; and

•	complying with electronic record and signature requirements.

In addition, the FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. There are numerous regulations and policies that govern various means for disseminating information to health-care professionals as well as consumers, including to industry sponsored scientific and educational activities, information provided to the media and information provided over the Internet. Prescription biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. Biological product manufacturers and other entities involved in the manufacturing and distribution of approved biological products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws.

The FDA has very broad enforcement authority and the failure to comply with applicable regulatory requirements can result in administrative or judicial sanctions being imposed on us or on the manufacturers and distributors of our approved products, including, without limitation, warning or untitled letters, refusals of government contracts, clinical holds, civil penalties, injunctions, restitution, disgorgement of profits, recall or seizure of products, total or partial suspension of production or distribution, withdrawal of approvals, refusal to approve pending applications, and criminal prosecution resulting in fines and incarceration. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. In addition, even after marketing approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

FDA Amendments Act

On September 27, 2007, the President signed into law the Food and Drug Administration Amendments Act of 2007, or the FDAAA. This new legislation grants significant new powers to the FDA, many of which are aimed at assuring the safety of drugs and biologics after approval. In particular, the new law authorizes the FDA to, among other things, require post-approval studies and clinical trials, mandate changes to drug and biologic labeling to reflect new safety information, and require risk evaluation and mitigation strategies for certain drugs and biologics. In addition, the new law significantly expands the federal government’s clinical trial registry and results databank and creates new restrictions on the advertising and promotion of drugs and biologics. Under the FDAAA, companies that violate these and other provisions of the new law are subject to substantial civil monetary penalties.

The requirements and changes imposed by the FDAAA may make it more difficult, and more costly, to obtain and maintain approval for new biologics, or to produce, market and distribute existing products. In addition, the FDA’s regulations, policies and guidance are often revised or reinterpreted by the agency or the courts in ways that may significantly affect our business and our products. It is impossible to predict whether additional legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be.

Follow-on Biologics, or Biosimilars

In the past few years, there have been a number of legislative initiatives that intended to create a regulatory pathway for approval of follow-on biologics, or biosimilars. The forms of the proposed legislation differed in several aspects, including the length and scope of intellectual property protection, and the clinical testing standards. At this time it is not possible to predict whether any of the biosimilar proposals will be enacted and become law, and if so, which version of the proposals will be enacted. However, if a regulatory pathway is established for biosimilars in the future pursuant to the enactment of biosimilar legislation, our business may be adversely affected, although the extent of the impact will depend on the details of the biosimilar law.

Expedited Development and Review Programs

A Fast Track product is defined as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. Under the Fast Track program, the sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast Track product at any time during the clinical development of the product. This designation assures access to FDA personnel for consultation throughout the development process and provides an opportunity to request priority review of a marketing application providing a six-month review timeline for the designated product. If a preliminary review of the clinical data suggests that a Fast Track product may be effective, the FDA may initiate review of sections of a marketing application for a Fast Track product before the sponsor completes the application. This rolling review is available if the applicant provides a schedule for submission of remaining information and pays applicable user fees. However, the time periods specified under PDUFA concerning goals to which the FDA has committed to reviewing an application do not begin until the sponsor submits the complete application. Products that receive Fast Track designation may also be eligible for accelerated approval, or approval based on a clinical endpoint other than survival or irrevocable morbidity or on a surrogate endpoint that is reasonably likely to predict clinical benefit.

Orphan Drug Designations

The Orphan Drug Act provides incentives to manufacturers to develop and market drugs and biologics for rare diseases and conditions affecting fewer than 200,000 persons in the United States at the time of application for orphan drug designation, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting a new drug application, or NDA, or BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. The first developer to receive FDA marketing approval for an orphan biologic is entitled to a seven year exclusive marketing period in the United States for that product as well as a waiver of the BLA user fee. The exclusivity prevents FDA approval of another application for the same product for the same indication for a period of seven years, except in limited circumstances where the second product has been shown to be clinically superior to the first.

Legislation similar to the Orphan Drug Act has been enacted in other jurisdictions, including the European Union. The orphan legislation in the European Union is available for therapies addressing conditions that affect five or fewer out of 10,000 persons. The marketing exclusivity period is for ten years, although that period can be reduced to six years if, at the end of the fifth year, available evidence establishes that the product is sufficiently profitable not to justify maintenance of market exclusivity. We have received orphan designation in the EU for our Neo-Bladder Augment for the treatment of spina bifida.

Human Cellular and Tissue-Based Products

Human cells or tissue intended for implantation, transplantation, infusion, or transfer into a human recipient is regulated by the FDA as human cells, tissues, and cellular and tissue-based product, or HCT/ Ps. Certain types of HCT/Ps are regulated differently from drug or biologic products because they are minimally manipulated tissues intended for homologous use in the patient’s body, are not combined with a drug, device or biologic, and do not have systemic or metabolic effects on the body. The FDA does not require pre-market approval for these types of HCT/Ps, however, it does require strict adherence to federally mandated current Good Tissue Practice, or cGTP, regulations for all HCT/Ps. These regulations are analogous to the cGMP regulations described above in terms of manufacturing standards. In addition, the FDA’s regulations include other requirements to prevent the introduction, transmission and spread of communicable disease. These requirements apply to all HCT/Ps, including those regulated as drugs, biologics or devices. Specifically, the FDA’s regulations require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing. We submit an annual registration and listing form to the FDA for our Winston-Salem facility as an HCT/Ps facility.

Privacy Law

Federal and state laws govern our ability to obtain and, in some cases, to use and disclose data we need to conduct research activities. Through the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (as incorporated in the American Recovery and Reinvestment Act of 2009) Congress required the Department of Health and Human Services to issue a series of regulations establishing standards for the electronic transmission of certain health information. Among these regulations were standards for the privacy of individually identifiable health information. Most health care providers were required to comply with the Privacy Rule as of April 14, 2003.

HIPAA does not preempt, or override, state privacy laws that provide even more protection for individuals’ health information. These laws’ requirements could further complicate our ability to obtain necessary research data from our collaborators. In addition, certain state privacy and genetic testing laws may directly regulate our research activities, affecting the manner in which we use and disclose individuals’ health information, potentially increasing our cost of doing business, and exposing us to liability claims. In addition, patients and research collaborators may have contractual rights that further limit our ability to use and disclose individually identifiable health information. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Other Regulations

In addition to privacy law requirements and regulations enforced by the FDA, we also are subject to various local, state and federal laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances. These laws include, but are not limited to, the Occupational Safety and Health Act, the Toxic Test Substances Control Act and the Resource Conservation and Recovery Act.

Foreign Regulation

We will most likely have to obtain approval for the manufacturing and marketing of each of our products from regulatory authorities in foreign countries prior to the commencement of marketing of the product in those countries. The approval procedure varies among countries, may involve additional preclinical testing and clinical trials, and the time required may differ from that required for FDA approval or licensure. Although there is now a centralized European Union approval mechanism in place, this applies only to certain specific medicinal product categories. In respect of all other medicinal products each European country may impose certain of its own procedures and requirements in addition to those requirements set out in the appropriate legislation, many of which could be time-consuming and expensive.

Employees

As of December 31, 2009, we had 68 employees, including 65 full-time employees, of which 12 were engaged in manufacturing and operations, 42 were engaged in research and development and clinical trials and 14 were engaged in administration, facilities and finance. We currently employ two medical doctors and 18 individuals with PhDs. All of our employees have entered into non-disclosure agreements with us regarding our intellectual property, trade secrets and other confidential information. None of our employees are represented by a labor union or covered under a collective bargaining agreement, nor have we experienced any work stoppages.

Facilities

Our corporate headquarters are located in East Norriton, Pennsylvania, where we currently occupy approximately 45,000 square feet of office, laboratory and manufacturing space. The term of our current lease expires in February 2011 and we also entered into a lease commencing in March 2011 to lease all 80,000 square feet of space. This lease expires in February 2016. We also occupy approximately 38,400 square feet of office, laboratory and manufacturing space in Winston-Salem, North Carolina. The term of the lease expires in September 2011. We believe that the facilities that we currently lease are adequate for our needs for the immediate future and that, should it be needed, additional space can be leased to accommodate any future growth.

Legal Proceedings

We are not a party to or engaged in any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth certain information about our executive officers, key employees and directors as of the date of this prospectus.

Name	Age	Position(s)
Executive Officers
Steven Nichtberger, MD	48	President and Chief Executive Officer, Director
Linda Hearne	44	Vice President, Finance and Principal Financial Officer
Timothy Bertram, DVM, PhD.	54	Senior Vice President, Science and Technology
Mark Stejbach	46	Vice President and Chief Commercial Officer

Key Employees
Frans Dubois	56	Vice President, Quality
Deepak Jain, PhD	56	Vice President, Bioprocess Research and Development
Jason Krentz	37	Executive Director, Technical Operations
Joseph W. La Barge, Esq.	38	Executive Director and Corporate Counsel
Sharon Presnell, PhD	41	Vice President, Regenerative Medicine and Biology
Drew Sansone, MS	39	Executive Director, Regulatory Affairs

Directors
David I. Scheer(1)(2)	57	Chairman of the Board of Directors
Carl-Johan Dalsgaard, MD, PhD	53	Director
Brenda D. Gavin, DVM(1)	61	Director
Gary J. Kurtzman, MD(3)	55	Director
James Nahirny(1)(2)(3)	43	Director
Brian J. G. Pereira, MD	51	Director
Lorin J. Randall(1)(3)	66	Director

(1)	Member of the Compensation Committee.
(2)	Member of the Nominating and Corporate Governance Committee.
(3)	Member of the Audit Committee.

Steven Nichtberger, MD, is one of our co-founders and has served as our President and Chief Executive Officer since May 2004. He has also served as one of our directors since May 2004. Dr. Nichtberger has over 15 years experience in the pharmaceutical and biotechnology industries. Prior to joining us, Dr. Nichtberger was at Merck & Co., Inc., or Merck, a large multi-national pharmaceutical company, from 1995 to 2004, holding a number of senior management positions including serving in the leadership of the global marketing organization with responsibility for developing marketing strategy for all Merck brands globally, leading marketing interactions with the research and manufacturing divisions, operational leadership and responsibility for profits and losses with regard to a U.S. product portfolio and leadership of the new product planning function. He was also involved in several corporate licensing, divestiture and product acquisition deals. Previously, Dr. Nichtberger founded and developed a privately-held company that licenses intellectual property in the field of internet-based paperless couponing. He is a board certified internist and cardiologist trained at Mount Sinai Medical Center. Dr. Nichtberger currently serves as a member of the board of overseers of the University of Pennsylvania School of Arts and Sciences, as the chairman of the board of directors of Pennsylvania Bio, as a member of the board of directors of BioAdvance, the external advisory board of the Center for Bioethics at the University of Pennsylvania and as a member of the board of directors of the Alliance for Regenerative Medicine. He received a BA in Biology from the University of Pennsylvania, a BS in Economics from the Wharton School and an MD from the School of Medicine and Biosciences, SUNY at Buffalo.

Linda Hearne has served as our Vice President, Finance and our Principal Financial Officer since June 2009 and prior to such time she served as our Controller from October 2004 to June 2009. Ms. Hearne brings over 20 years of corporate finance, treasury and accounting experience. Since joining us in 2004 as Corporate Controller, she has developed processes for financial reporting, budgeting, payroll, fixed assets, procurement, accounts payable and stock option administration. Prior to joining us, Ms. Hearne was employed at Merck as Director, Vaccine Division Financial Evaluation and Analysis. During her 12-year career with Merck, she also served as Director of Merck Vaccine Planning and Reporting, Director of International Treasury Services – Japan / Canada, and Senior Analyst of Foreign Exchange Hedging. Prior to her work at Merck, she held positions at Citicorp N.A. and Ernst & Young. Ms. Hearne received a BS from Miami University (Ohio) and an MBA from the Fuqua School of Business at Duke University. She is a Certified Public Accountant.

Timothy Bertram, DVM, PhD, has served as our Senior Vice President, Science and Technology since August 2004 and is responsible for leading our research and development efforts. Prior to joining us, Dr. Bertram served as a senior scientific executive at Pfizer, a large multi-national pharmaceutical company, from 1999 to 2004, and held a similar position at SmithKline Beecham Pharmaceuticals, a large multi-national pharmaceutical and healthcare company, from 1996 to 1999, and Procter & Gamble Co., a large multi-national company that manufactures consumer goods, from 1989 to 1996. He was a faculty member at the University of Illinois from 1984 to 1987 and was a visiting scientist to the National Institutes of Health from 1987 to 1989. Dr. Bertram received a DVM and PhD from Iowa State University and completed post-doctoral studies in cell signaling pathways.

Mark Stejbach has served as our Vice President and Chief Commercial Officer since June 2009 and prior to such time he served as our Vice President, Marketing and Commercial Planning from August 2008 to June 2009. His current responsibilities include business development, marketing, public affairs, human resources, legal and IT. Mr. Stejbach joined us from Merck where he served as Vice President of Managed Care Marketing in Merck’s United States Pharmaceutical Division from 2005 until 2008 and was responsible for marketing across all public and private payor segments, including contracting strategy, program development and economic affairs. From 2004 to 2005, Mr. Stejbach served as a Vice President, Sales Services, at Merck and was responsible for sales information management and development, customer services, e-business strategy and field communications. Mr. Stejbach started his pharmaceutical career at Merck in 1987, where he went on to lead marketing campaigns for VASOTEC and PROSCAR. From 1994 to 1997, Mr. Stejbach worked for Biogen, Inc., a biotechnology company, and was responsible for the development and execution of the launch marketing plan for AVONEX, a product for multiple sclerosis. Mr. Stejbach then rejoined Merck in 1997 and over the following 11 years held numerous senior leadership positions including Senior Director roles in market development, specialty sales, marketing, and investor relations. Mr. Stejbach received his MBA from The Wharton School, University of Pennsylvania, and a BS in mathematics from Virginia Tech. He was recently named a 2008 Emerging Pharma Leader by Pharmaceutical Executive magazine.

Frans Dubois has served as our Vice President, Quality since September 2009. Mr. Dubois brings over 25 years of experience in the industry, the last 10 of which he spent at Johnson & Johnson, a large multi-national pharmaceutical, medical devices and consumer packaged goods manufacturer, most recently from October 2008 until August 2009 as Vice President of Global External Manufacturing and Supplier Quality Operations. In this role at Johnson & Johnson, Mr. Dubois was responsible for quality operations at its external sites and established a global team that was responsible for the supply chain. From April 2006 until October 2008, Mr. Dubois served as the Vice President of Worldwide Quality, Centocor Inc., a biotechnology company and subsidiary of Johnson & Johnson, and was responsible for quality at all of its Global Biologics Supply Chain worldwide sites as well as its contract manufacturing operations. From 2002 until April 2006, Mr. Dubois served as Executive Director of Quality and Compliance for Centocor BV in Leiden, the Netherlands, a subsidiary of Johnson & Johnson, and was responsible for quality control quality assurance and batch release. Mr. Dubois received a Master’s degree in pharmacy from Leiden University, the Netherlands.

Deepak Jain, PhD, has served as our Vice President, Bioprocess Research and Development since November 2004. Dr. Jain brings over 27 years of experience in biotechnology, tissue engineering and regenerative medicine bioprocess research and development and cGMP manufacturing of biologics, devices and combination products. Prior to joining us, Dr. Jain served as a full-time consultant to Baxter, a healthcare company, and he was responsible for the design and start-up of a commercial manufacturing facility for manufacture of a recombinant protein from 2002 to 2004. Dr. Jain also held the position of Executive Director Process Development/Manufacturing Technical Support at Advanced Tissue Sciences, a leading tissue-engineering company engaged in the development of human-based tissue products, and developed commercial scale manufacturing bioprocesses for tissue engineered products from 1997 to 2002. Dr. Jain held positions of increasing technical and management responsibility at Johnson & Johnson from 1991 to 1997 and Merck from 1982 to 1991. Dr. Jain has served as Chairman of the American Society for Testing and Materials Task Group on Preservation of Cells and Tissue Engineered Medical Product’s with Cells, is the current Chairman the of USP Tissue and Tissue-based Products Ad hoc Advisory Panel and a member of the USP Biologics and Biotechnology Cell, Gene and Tissue Therapy Expert Committee. Dr. Jain received a M. Tech and PhD in Biochemical Engineering from the Indian Institute of Technology in Delhi, India.

Jason Krentz has served as our Executive Director, Technical Operations since July 2009 and prior to such time, he served as our Senior Director of Manufacturing from August 2008 to July 2009. Mr. Krentz brings over 15 years of operations leadership and process engineering experience to our company. Since joining us in 2007 as Director of Manufacturing, Mr. Krentz led completion of the commercial manufacturing center in East Norriton, PA and is responsible for operation and maintenance of all of our facilities. Prior to joining us, Mr. Krentz was employed at Johnson & Johnson, a large multi-national pharmaceutical, medical devices and consumer packaged goods manufacturer, within the Global Biologics Supply Chain organization as Associate Director of Cell Culture Operations from May 2005 to May 2007 and was responsible for upstream manufacturing of REMICADE, a monoclonal antibody indicated for treatment of numerous inflammatory disorders. From February 2004 to May 2005, Mr. Krentz served as an Operations Excellence (Lean Six Sigma) Specialist at Johnson & Johnson within the Global Biologics Supply Chain. While at Johnson & Johnson, Mr. Krentz worked throughout the supply chain organization on the REMICADE process and implemented process applications to increase production efficiency and reduce costs. He also completed certification as a Six Sigma Black Belt while leading and training process improvement teams within the manufacturing, logistics, and quality organizations. Prior to his work at Johnson & Johnson, Mr. Krentz held various engineering roles at Lucent Technologies, a technology company, and was a Submarine Officer in the U.S. Navy. Mr. Krentz received a BS in Materials Science and Engineering from the University of Michigan and an MBA from Saint Joseph’s University.

Joseph W. La Barge, Esq. has served as our Executive Director and Corporate Counsel since June 2009. Prior to such time, Mr. La Barge served as our Associate General Counsel from November 2006 to June 2009. Prior to joining our company, Mr. La Barge was Assistant Vice President, Assistant General Counsel and Assistant Secretary at PMA Capital Corporation, a holding company whose operating subsidiaries provide specialized risk management solutions and services to customers in the United States, from October 2004 to November 2006. Mr. La Barge was an associate at Ballard Spahr, LLP from 1999 to 2004. Mr. La Barge received a BA from Bucknell University and a JD from Temple University.

Sharon Presnell, PhD, has served as our Vice President, Regenerative Medicine and Biology since January 2007 and is responsible for the discovery and early development of our pipeline portfolio via internal efforts, the management of external sponsored research agreements, and technology transfer. Prior to joining us, Dr. Presnell served as a Director of Research and Development for Becton-Dickinson, a global medical device and tools company, from 2001 to 2007, leading product-focused research and early development of Becton-Dickinson’s internal cell-based therapy venture as well as tools and applications for the stem cell and cell therapy markets, including Becton-Dickinson’s Discovery Platform™ and BD

FACS-CAP™. Dr. Presnell was an Assistant Professor at the University of North Carolina at Chapel Hill, in the Department of Pathology and Laboratory Medicine, where she published 13 papers in the fields of cell biology and carcinogenesis. Dr. Presnell received her PhD in Experimental & Molecular Pathology from the Medical College of Virginia and completed post-doctoral studies at the University of North Carolina at Chapel Hill.

Drew Sansone, MS, has served as our Executive Director, Regulatory Affairs since January 2006. Prior to joining us, from May 2002 to December 2005, Mr. Sansone led regulatory operations and regulatory affairs at Vicuron Pharmaceuticals, a biopharmaceutical company, until it was acquired by Pfizer, a large multi-national pharmaceutical company. Mr. Sansone eventually managed and led all of Vicuron’s FDA submissions and international regulatory submissions. From 1995 to 2002, Mr. Sansone held various roles in the Regulatory Affairs department at AstraZeneca, an international pharmaceutical company. Mr. Sansone received a BA from Siena College and an MS in Regulatory Affairs and Quality Assurance from the Temple University School of Pharmacy.

We have no formal policy regarding board diversity. Our nominating committee and board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender or national origin. Our nominating committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, and professional and personal experiences and expertise relevant to our growth strategy. The following provides certain qualifications, attributes, skills and other biographical information with respect to the seven directors currently serving on the board of directors that caused our nominating and corporate governance committee and board of directors to determine that the person should serve as one of our directors:

David I. Scheer is one of our co-founders and has served as Chairman of our board of directors since July 2003. Since 1981, Mr. Scheer has served as President of Scheer & Company, Inc., a company that provides corporate strategic advisory services in the life sciences industry. Mr. Scheer had been involved in the founding, and served on the boards, of ViroPharma, Inc., OraPharma, Inc. (acquired by a unit of Johnson & Johnson) and Esperion Therapeutics (acquired by Pfizer). He serves as the Chairman of the boards of Aegerion, Inc., a biopharmaceutical company, and Optherion, Inc., a biotechnology company, and has served on the board of Achillion Pharmaceuticals, Inc., a publicly-held company, since its inception. Among his not-for-profit affiliations, he serves as Chair of the Executive Committee of the Unfinished Agenda in Infectious Diseases, a global health initiative at the Harvard School of Public Health. He has also been a member of the Advisory Board to the Harvard Malaria Initiative and the Leadership Council for the Harvard School of Public Health. For the past five years, he has also served on the board of Trustees of the Long Wharf Theatre of New Haven, most recently as Vice-Chair, and as a member of the Executive Committee of the board of Connecticut Union for Research Excellence (CURE). Mr. Scheer received an AB from Harvard College and an MS from Yale University. Because of his strong background of service on the boards of numerous life sciences industry companies and his involvement in capital raising and strategic transactions in our industry, we believe that Mr. Scheer provides a unique perspective and useful insight to our board as we review our growth strategy and strategic initiatives.

Carl-Johan Dalsgaard, MD, PhD, has served as a director of our company since August 2004. Dr. Dalsgaard has also been a Partner in Health Cap Venture Capital, a venture capital fund that invests in life science companies, or HealthCap, from June 2000 to the present and serves as Chief Executive Officer of certain companies in which HealthCap has invested. He received an MD from the Karolinska Institute in Sweden, and a PhD in neurobiology and post-doctoral experience from Harvard Medical School. Dr. Dalsgaard has fulfilled specialist training for board certificate in plastic and reconstructive surgery at Karolinska Hospital. Dr. Dalsgaard brings to the board significant experience as an executive of a financial services company that focuses on our industry. Dr. Dalsgaard has substantial experience with complex capital structures and related issues and with assisting companies with strategic allocation of capital resources.

Brenda D. Gavin, DVM, has served as a director of our company since June 2006. She was a founding partner of Quaker BioVentures, a venture capital firm that invests in life science companies, and has been a partner at Quaker BioVentures from 2003 to the present. Dr. Gavin received her BS from Baylor University, DVM from the University of Missouri and an MBA from the University of Texas, San Antonio. Dr. Gavin brings to the board substantial experience in our industry having served on the board of directors of more than 20 biopharmaceutical and life sciences companies, including their audit, compensation and corporate governance committees. She is also familiar with and has designed complex capital structures.

Gary J. Kurtzman, MD, has served as a director of our company since October 2008. Since June 2006, Dr. Kurtzman has served as a Managing Director in the Life Sciences Group at Safeguard Scientifics, Inc., a provider of growth capital for entrepreneurial and innovative life sciences and technology companies that is publicly traded on the New York Stock Exchange, where he is responsible for identifying and partnering with companies focused on molecular diagnostics, medical devices, regenerative medicine and specialty pharmaceuticals services. As part of Safeguard’s Life Sciences Group, Dr. Kurtzman brings more than 18 years of experience in operations and investments. From July 2002 to June 2006, Dr. Kurtzman served as Managing Director and Chief Operating Officer of BioAdvance, a state initiative committed to funding early stage life science companies. Prior to July 2002, Dr. Kurtzman held various positions at Pluvita Corporation, Genovo, Inc., Avigen, Inc., and Gilead Sciences, Inc. Dr. Kurtzman currently serves on the board of directors for Safeguard Scientifics’ partner companies: Advanced BioHealing, Alverix, Avid Radiopharmaceutics, Garnet Biotherapeutics, Molecular Biometrics and NuPathe. Dr. Kurtzman was previously managing director of BioAdvance, an early stage life sciences investor, and held various positions at Pluvita Corporation, Genovo, Inc., Avigen, Inc. and Gilead Sciences, Inc. Dr. Kurtzman is currently a lecturer in Health Care Management at The Wharton School of the University of Pennsylvania where he teaches bioentrepreneurship. Dr. Kurtzman received a BS from Stanford University and an MD from Washington University and completed post-doctoral training at the National Heart, Lung and Blood Institute and Stanford University. He is a board-certified internist with a hematology sub-specialty. We believe Dr. Kurtzman’s strong background of service on the boards of numerous biomedical companies and his position as a managing director in an organization that provides capital to biomedical companies, including companies developing and selling regenerative medicine products, make him a valuable member of our board of directors who will assist in the development of our growth strategy and business plans.

James Nahirny has served as a director of our company since June 2006. Since December 2000, Mr. Nahirny has served as a managing director of Bain Capital Venture Investors, LLC, the venture capital arm of Bain Capital, which focuses its investments in business services, consumer, healthcare, internet, mobile and software companies. Prior to joining Bain Capital Venture Investors, LLC, Mr. Nahirny was a partner at McKinsey & Company, a global management consulting firm, where he worked with the senior management and boards of his clients on a broad range of strategic and operational issues. Before joining McKinsey, Mr. Nahirny was in the mergers and acquisitions group at the investment bank First Boston. Mr. Nahirny also serves on the boards of Nanosphere, Inc., Humedica, Inc., Quanterix Corporation, Ricera Biosciences, LLC, Ameritox, Ltd. and Servigistics, Inc. Mr. Nahirny received an MBA from Harvard Business School and a BA from Yale University. Mr. Nahirny has substantial experience in investment banking, management consulting and financial services, and has served as a director of numerous companies. He is familiar with and has designed complex capital structures.

Brian J. G. Pereira, MD, has served as a director of our company since September 2008. Dr. Pereira has served as President of AMAG Pharmaceuticals since November 2005 and has served as its Chief Executive Officer since November 2006. Prior to joining AMAG Pharmaceuticals, he was President and

Chief Executive Officer of New England Health Care Foundation, a physician’s group at Tufts Medical Center, from 2001 to 2005, and held various other positions at Tufts Medical Center from 1993 to 2001. From 2002 to 2004, he served as president of the National Kidney Foundation. Dr. Pereira is the editor of the textbook Chronic Kidney Disease, Dialysis and Transplantation and has over 200 scientific papers to his credit. He is a professor of medicine at Tufts University School of Medicine and at the Sackler School of Biomedical Sciences of Tufts University. Dr. Pereira currently serves on the board of directors of Satellite Health Care Inc., AMAG Pharmaceuticals and Biodel, Inc., and is the Chairman of the board of the Harvard-MIT Biomedical Enterprise Program. Dr. Pereira served on the board of directors of Aksys, a medical device company, from 2005 to 2006. Dr. Pereira received his medical degree from St. John’s Medical College, Bangalore, India and an MBA from the Kellogg Business School, Northwestern University. Because of his strong background of service on the boards of numerous life sciences industry companies and his current position as the CEO of a public company in our industry, we believe that Dr. Pereira provides a unique perspective and useful insight to our board as we review our growth strategy and strategic initiatives and become a publicly traded company after this offering.

Lorin J. Randall has served as a director of our company since February 2008. Mr. Randall, a financial consultant since May 2006, most recently served as Interim Chief Financial Officer at Adnexus Therapeutics, Inc., a developer of oncology biologics which was acquired by Bristol-Myers in 2007, from May 2007 to October 2007. Previously, Mr. Randall was Senior Vice President and Chief Financial Officer of Eximias Pharmaceutical Corporation, a development-stage drug development company, from December 2004 to May 2006, and from 2002 to 2004, Mr. Randall served as the Senior Vice President and Chief Financial Officer of i-STAT Corporation, a publicly-traded manufacturer of medical diagnostic devices which was acquired by Abbott Laboratories in 2004. He currently serves on the boards of directors of Nanosphere, Inc., Athersys, Inc. and Acorda Therapeutics, Inc. Mr. Randall served on the board of directors of Opexa Therapeutics, Inc., a publicly-traded cellular therapy company, from 2007 to 2009. Mr. Randall received a BS in accounting from Pennsylvania State University and an MBA from Northeastern University. Because of his strong background in the life sciences industry and his prior experience as Chief Financial Officer of i-STAT Corporation and other positions we believe that Mr. Randall is able to provide valuable input into our strategic and financial affairs, as well as other matters. In addition, Mr. Randall’s public company experience at Adnexus Therapeutics, Inc. and i-STAT Corporation will benefit our board as we begin operating as a publicly traded company after this offering.

Board Composition

Our board of directors may establish from time to time by resolution the authorized number of directors. Currently, 10 directors are authorized, of which two seats are currently vacant. Seven members are independent directors and the other director serves as our chief executive officer. In accordance with our amended and restated certificate of incorporation to be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. After the completion of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2011;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2012; and

•	the Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2013.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consists of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control at our company.

Board Leadership Structure and Board’s Role in Risk Oversight

The positions of chairman of the board and chief executive officer have been separated since our inception in July 2003 when David I. Scheer, a non-employee independent director and one of our co-founders, was elected as our chairman, and Steven Nichtberger, another of our co-founders, was elected as our president and chief executive officer. Separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort, and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the independent directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors. This leadership structure also is preferred by a significant number of our stockholders. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure.

While our bylaws and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions and having an independent outside director serve as chairman is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to product candidate development, technological uncertainty, dependence on collaborative partners, uncertainty regarding patents and proprietary rights, comprehensive government regulations, having no commercial manufacturing experience, marketing or sales capability or experience, and dependence on key personnel. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

Our board of directors is actively involved in oversight of risks that could affect us. This oversight is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees, but the full board of directors has retained responsibility for general oversight of risks. Our board of directors satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company as our board of directors believes that full and open communication between management and the board of directors is essential for effective risk management and oversight.

Board Committees

Our board of directors has the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on our engagement team as required by law; reviews our critical accounting policies and estimates; oversees our internal audit function; and annually reviews the audit committee charter and the audit committee’s performance. The current members of our audit committee are Lorin J. Randall, who is the chair of the committee, James Nahirny and Gary Kurtzman. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Global Market. Our board has determined that Mr. Randall is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq Global Market. Messrs. Randall and Nahirny and Dr. Kurtzman are independent directors as defined under the applicable rules and regulations of the SEC and Nasdaq Global Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq Global Market.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee are David Scheer, who is the chair of the committee, Brenda D. Gavin, James Nahirny and Lorin J. Randall. Each of the members of our compensation committee are independent under the applicable rules and regulations of the SEC, Nasdaq Global Market and the Internal Revenue Service.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board concerning governance matters. The current members of our nominating and corporate governance committee are James Nahirny, who is the chair of the committee, and David Scheer. Each of the members of our nominating and corporate governance committee are independent under the applicable rules and regulations of the SEC and Nasdaq Global Market.

There are no family relationships among any of our directors or executive officers.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been an officer or employee of ours. None of our executive officers currently serves or in the prior three years has served as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers serving on our board or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.tengion.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Prior to completion of this offering, each of our non-employee directors, other than those affiliated with a stockholder who holds more than 5% of our outstanding common stock, were entitled to receive an annual cash retainer of $25,000, except that a non-employee chairperson of the board was entitled to receive an annual cash retainer of $45,000. Non-employee chairpersons of the audit committee, the compensation committee and the nominating and corporate governance committee were each entitled to receive an additional annual retainer of $12,500, $10,000 and $10,000, respectively. Non-employee members of each of the audit committee, the compensation committee and the governance and nominating committee were entitled to receive an additional annual retainer of $5,000. We reimburse our non-employee directors for travel, lodging and other reasonable expenses incurred in attending board and committee meetings.

In addition, each non-employee director first appointed or elected on or after February 7, 2008, automatically received upon appointment, an option to purchase 40,000 shares of our common stock exercisable at the fair market value of our common stock on the date of grant. These options vested quarterly over a three-year period such that 50% of options were fully vested after one year and 25% of options vested, or will fully vest in each of the subsequent two years, subject to the non-employee director’s continued service on the board through the vesting dates.

Our non-employee director compensation plan provided that, on the date of each annual stockholder meeting commencing in 2009, each continuing non-employee director would automatically receive an option to purchase 10,000 shares of our common stock exercisable at the fair market value of our common stock on the date of grant. The compensation committee determined not to award these options to our directors in 2009.

All option grants made prior to this offering are subject to the terms and conditions of our 2004 Stock Incentive Plan or other stockholder approved equity compensation plan in effect at the time of grant.

When board membership of a non-employee director terminates, all vested options will remain exercisable for three months (or such longer period as the board may determine in its discretion on or after the date of grant of such option, to the extent consistent with Section 409A of the Internal Revenue Code). If a non-employee director leaves the board before the end of a quarter, any unvested options will be vested through the quarter anniversary of the date of grant of such option following the date of termination of service. All unvested options shall be cancelled as of the last date of service on the board.

The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal year ended December 31, 2009.

Name	Fees Eared or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David I. Scheer	$60,000	—	—	—	—	—	$60,000
Carl-Johan Dalsgaard, MD, PhD	—	—	—	—	—	—	—
Brenda D. Gavin, DVM	—	—	—	—	—	—	—
Gary J. Kurtzman, MD	—	—	—	—	—	—	—
James Nahirny	—	—	—	—	—	—	—
Brian J. G. Pereira, MD	$25,000	—	—	—	—	—	$25,000
Lorin J. Randall	$40,632	—	—	—	—	—	$40,632

(1)

Calculated in accordance with current FASB guidance accounting standards for stock-based compensation without consideration of forfeitures. Valuation assumptions used to determine the fair value of the stock awards are described in the notes to the financial statements appearing elsewhere in this prospectus.

(2)	There were 80,000 stock awards outstanding as of the fiscal year ended December 31, 2009.

After completion of this offering, each of our non-employee directors will be entitled to receive an annual cash retainer of $35,000, except that a non-employee chairperson of the board will be entitled to receive an annual cash retainer of $55,000. Non-employee chairpersons of the audit committee, the compensation committee and the nominating and corporate governance committee will each be entitled to receive an additional annual retainer of $15,000, $10,000 and $6,000, respectively. Non-employee members of each of the audit committee, the compensation committee and the governance and nominating committee will be entitled to receive an additional annual retainer of $7,500, $5,000 and $3,000, respectively. We reimburse all directors for travel, lodging and other reasonable expenses incurred in attending board and committee meetings.

In addition, each non-employee director currently serving on our Board will receive upon consummation of this offering, an option to purchase            shares of our common stock other than Dr. Pereira and Mr. Randall who will each receive an option to purchase              shares of our common stock, in recognition of the key leadership roles of Dr. Pereira and Mr. Randall over the past year. All of these stock options will be exercisable at the initial public offering price. Thereafter, each non-employee director first appointed or elected after this offering, will automatically receive upon appointment or election, an option to purchase            shares of our common stock exercisable at the fair market value of our common stock on the date of grant. These options vest quarterly over a two-year period, subject to the non-employee director’s continued service on the board through the vesting dates.

Our non-employee director compensation plan provides that, on the date of each annual stockholder meeting commencing in 2011, each continuing non-employee director will automatically receive an option to purchase            shares of our common stock exercisable at the fair market value of our common stock on the date of grant. When granted, these options vest quarterly over a one-year period, subject to the non-employee director’s continued service on the board through the vesting dates.

All option grants are subject to the terms and conditions of our 2010 Stock Option and Incentive Plan or other stockholder approved equity compensation plan in effect at the time of grant.

When board membership of a non-employee director terminates, all vested options will remain exercisable for three months (or such longer period as the board may determine in its discretion on or after the date of grant of such option, to the extent consistent with Section 409A of the Internal Revenue Code). If a non-employee director leaves the board before the end of a quarter, any unvested options will be vested through the quarter anniversary of the date of grant of such option following the date of termination of service. All unvested options shall be cancelled as of the last date of service on the board.

Executive Compensation

Compensation Discussion and Analysis

Objectives and Philosophy of Executive Compensation

The primary objective of our executive compensation program, as established by the compensation committee of our board of directors, is to attract, retain and motivate individuals who possess knowledge, experience and skill that we believe are important to the advancement of our business of developing and commercializing neo-organs and neo-tissues. Our compensation programs also seek to create an environment that fosters and rewards executive officers who efficiently deliver consistent results to advance our business objectives, on time and on budget, while exhibiting the following behaviors: emulate our core values; strive for and achieve excellence in our pursuit of bringing innovative products to patients in need; and maintain the highest ethical standards.

The compensation committee of our board of directors oversees our compensation and benefit plans and policies, administers our equity incentive plans and reviews and approves annually all compensation decisions relating to all executive officers. Specifically, our compensation programs are designed to:

•	attract and retain individuals of superior ability and managerial talent;

•	ensure executive officer compensation is aligned with our corporate strategies, business objectives and the long-term interests of our stockholders; and

•

increase the incentive to achieve key strategic and financial performance measures by linking incentive award opportunities to the achievement of performance goals in these areas and by providing a portion of total compensation opportunities for executive officers in the form of direct ownership in our company.

To achieve these objectives, we seek to provide a competitive compensation package that ties a substantial portion of the executive’s overall compensation to both our corporate objectives, including clinical, regulatory, commercial and operational performance, and the executive’s individual performance. Base salary increases and performance bonuses are primarily tied to these corporate and individual objectives, while equity awards are primarily tied to promoting long-term employee retention.

Corporate Objectives

Corporate objectives for each fiscal year are established during the fourth quarter of the preceding year or the first quarter of the year and are the basis for determining corporate performance for the year. The key strategic corporate, financial and operational goals that are established by our compensation committee include:

•	clinical trial progress;

•	preclinical product candidate development;

•	establishment of manufacturing infrastructure;

•	continued intellectual property development; and

•	implementation of appropriate financing or business development strategies.

Individual Objectives

Individual objectives also are established for each executive officer, other than the chief executive officer, by the chief executive officer at approximately the same time as the corporate objectives are established. The individual performance objectives of our chief executive officer, which are recommended by the compensation committee and approved by the board of directors (without Dr. Nichtberger’s participation), are generally the same as the corporate objectives, with strong consideration given to how, within the compensation committee’s and board’s opinion, Dr. Nichtberger’s leadership impacted our ability to achieve our objectives. These objectives represent significant milestones to be met by each executive, along with, in certain circumstances, dates for achieving those milestones. Factors are identified and specified that will be used to measure success in reaching the goal or objective. Objectives are established based on the executive’s principal areas of responsibility. For example, our scientific executives will have measurable objectives established for areas such as key research or scientific milestones and our clinical executives will be measured by clinical trial progress. Our compensation committee also retains the discretion to consider an executive’s accomplishments other than enumerated objectives when evaluating an executive’s performance.

Evaluations

Toward the end of each fiscal year, the compensation committee assesses individual and corporate performance against stated goals for the year. When discussing performance evaluations and setting new compensation levels, the compensation committee considers recommendations from Dr. Nichtberger, our chief executive officer, regarding the compensation for executive officers other than himself. Dr. Nichtberger does not participate in determining the amount of his own compensation. With the exception of our chief executive officer, the compensation committee has the final authority regarding the overall compensation structure for the executive officers. In the case of Dr. Nichtberger, the compensation committee evaluates Dr. Nichtberger’s performance, with significant input and recommendations from the chairman of the compensation committee and recommends compensation levels to the board of directors.

The compensation committee evaluates individual executive performance with the goal of setting target compensation at levels the committee believes are in approximately the mid-point of the range for companies of similar size and stage of development operating in the biotechnology industry, taking into account the executive’s prior experience, our relative performance and our own strategic goals. In order to ensure that we continue to remunerate our executives appropriately and consistently with market information, we will participate in, and review data from, certain compensation surveys, and may confer with outside compensation consultants.

Elements of Executive Compensation

Executive compensation consists of the following elements:

Base Salary.    Base salaries for our executive officers are generally established based on the scope of their responsibilities and the amount and type of work experience prior to joining us, taking into account competitive market compensation paid by other companies for similar positions and recognizing cost of living considerations. As with total executive compensation, we believe that our executive officer base salaries should be targeted at approximately the mid-point of the range of salaries for executives in similar positions and with similar responsibilities in comparable biotechnology companies. In mid-2009, our compensation committee utilized benchmarking data from the Radford Global Life Sciences Pre IPO Report which was based upon 2008 compensation data to help determine the new 2009 base salaries of Linda Hearne and Mark Stejbach, each of whom received promotions at such time. Our compensation committee increased Ms. Hearne’s salary from $171,000 to $210,000 on June 15, 2009 and Mr. Stejbach’s salary from $250,000 to $275,000 on June 15, 2009. Radford’s survey did not include the names of the companies included in the comparable biotechnology companies. Other than for help in the determination of new salaries for Ms. Hearne and Mr. Stejbach, the compensation committee did not utilize any other benchmarking data in establishing 2009 base salaries or other elements of executive compensation. Base salaries may be adjusted from time to time during the year in connection with promotions that may occur or in order to adjust a named executive officer’s salary in light of market conditions. In January 2010, we engaged Radford to conduct a competitive assessment of compensation for selected executive positions and key employees with respect to base salary, actual total cash compensation, target total cash compensation, and equity compensation. As part of this analysis,

Radford, with input from us and our compensation committee, compiled what we consider to be our peer group for comparative purposes. Radford also compared our executive equity ownership to market data from the Radford Global Life Sciences Pre-IPO Report, the Dow Jones Venture Capital CompensationPro Database and the Radford Global Life Sciences Report, three confidential survey sources. Radford’s assessment of executive compensation showed generally that total cash compensation of our named executive officers was between the 25th and 50th percentile of the market data, and that the equity holdings of our named executive officers was between the 50th and 75th percentile of the market data. The results of Radford’s assessment were presented to the compensation committee in February 2010 and resulted in selected adjustments to certain named executive officer’s base salaries, target bonus levels and equity ownership. Additionally, the data from these analyses may be taken into consideration when making future compensation decisions but will not be used to mandate any specific actions.

Our peer group is composed of the U.S. based, publicly-traded companies in the pharmaceutical, biotechnology and life sciences industries listed below, which have little to no revenue, an average market capitalization of $100.7 million, less than 150 employees and product candidates in Phase I and/or Phase II clinical trials:

•	Achillion Pharmaceuticals, Inc.

•	Anadys Pharmaceuticals

•	ArQule

•	Arrowhead Research Corporation

•	Athersys, Inc.

•	AVI BioPharma

•	Capstone Therapeutics

•	Celldex Therapeutics

•	Cytokinetics

•	CytRx Corp.

•	EntreMed

•	Icagen

•	Insmed

•	Keryx

•	Molecular Insight Pharma

•	Neurocrine Biosciences

•	Oncgenex Pharmaceuticals

•	Peregrine Pharmaceuticals

•	SuperGen

In general, base salaries are reviewed annually and adjusted to realign salaries with market levels and adjust for inflation, generally increasing between zero and seven percent each year. For the 2010 fiscal year, the compensation committee, based upon the above analysis, approved the base salary increases for our named executive officers as set forth in the table below. The compensation committee also delegated authority to our CEO to make, in his discretion, certain adjustments to base salaries after completion of this offering. These adjustments will be consistent with normal salary increases to adjust for inflation.

Annual Base Salary

Named Executive Officer	2009 Actual Base Salary	2010 Approved Base Salary	2010 Percentage Increase
Steven Nichtberger, MD	$390,000	$403,650	3.5%
Linda B. Hearne	$210,000	$222,000	6.0%
Timothy Bertram, DVM, PhD	$293,244	$304,974	4.0%
Mark Stejbach	$275,000	$275,000	–%

Annual Performance Bonus.    The compensation committee has the authority to award annual performance bonuses to our executive officers. Each of our executive officers is eligible to receive an annual performance bonus based upon a targeted percentage of base salary. The targeted bonus level for a particular executive is determined by the executive officer’s title, with each level differentiated as follows:

Name and Title	2009 Targeted Bonus % of Base Salary	2010 Targeted Bonus % of Base Salary
Steven Nichtberger, M.D., President and CEO	30%	50%
Linda Hearne, Vice President Finance and Principal Financial Officer	20%	30%
Tim Bertram, Senior Vice President, Science and Technology	20%	35%
Mark Stejbach, Chief Commercial Officer	20%	35%

Our executive officers’ annual performance bonus is generally determined based on our achievement of our company objectives and the executive officers’ achievement of individual objectives. If we and/or the executive officer exceeds the objectives established at the beginning of the year, or if our performance or the performance of the executive officer, whether through achievement of pre-established objectives or other significant accomplishments, is extraordinary, then the bonus payable to the executive officer could exceed the targeted percentages of base salary. Generally, if an executive officer’s performance does not meet objectives established for the year and the executive fails to achieve other significant accomplishments, then the bonus payable to the executive officer will not meet the targeted percentages. In addition, if the company objectives are not met, the amount of bonus paid to our executives can be substantially reduced or not paid at all.

The performance objectives are generally objectively determinable and measurable and their outcomes are substantially uncertain at the time established. When we set the 2009 goals, we considered them to be ambitious, but attainable and designed to cause bonus payments to reflect meaningful performance requirements. The compensation committee authorizes bonuses to the executive officers, other than the chief executive officer, in amounts that are commensurate with each executive officer’s target bonus and the result achieved by the end of the year. At the close of the performance period, our chief executive officer assesses the achievement of the objectively determinable targets of the executive officers (other than himself), reports his findings to the compensation committee and submits recommendations for bonus payouts for the approval of the compensation committee. The compensation committee reviews our chief executive officer’s analysis and in its sole discretion may accept or deny, in whole or in part, the recommendations of Dr. Nichtberger.

For our chief executive officer, our compensation committee assesses the achievement of the objectively determinable performance targets and reports its findings and bonus recommendations to our board of directors. In its sole discretion, the board of directors may accept or deny, in whole or in part, the bonus recommendations of our compensation committee. For 2009, our board of directors reviewed and accepted our compensation committee’s bonus recommendations with respect to Dr. Nichtberger.

The named executive officers each met their individual performance objectives, other than securing a partnership to provide non-dilutive financing. Following the March 2009 reduction in force our compensation committee approved in July 2009 the minimum funding of the 2009 company bonus pool at 70% because of the satisfaction of certain individual performance objectives and to promote employee retention. The final percentage funding of the pool was to be determined by the compensation committee at year-end based on the achievement of our objectives.

In 2009, the following company objectives were established:

•	secure partnership to provide non-dilutive financing;

•	resolve the clinical hold status of our Neo-Bladder Augment with the FDA;

•	analyze our Neo-Bladder Augment Phase III clinical trial development options;

•	complete our Neo-Urinary Conduit preclinical program and file an IND for our Neo-Urinary Conduit;

•	initiate a renal augment study in a diabetic rat model and prepare to initiate a large animal study designed to produce initial results; and

•	initiate proof-of-concept study for product candidates designed to address indications involving the gastrointestinal tract.

In December 2009, the compensation committee approved the final funding of the 2009 bonus pool at 70%, with the company objective to secure a partnership to provide non-dilutive financing having not been met. Our compensation committee determined that the other company objectives were met.

In 2009, the business objectives, potential awards, results and actual payouts, which were paid in January 2010, were as follows:

Name and Title	Individual Performance Objectives	Target (% of Base Salary)	Payout (% of Target)	Payout ($)
Steven Nichtberger, MD President and Chief Executive Officer	Secure partnership to provide non-dilutive financing; resolve clinical hold status of our Neo-Bladder Augment; analyze our Neo-Bladder Augment Phase III clinical trial development options; complete preclinical program and file IND for our Neo-Urinary Conduit; initiate renal augment study in a diabetic rat model and prepare to initiate a large animal study; initiate proof-of-concept study for products designed to address indications involving the gastrointestinal tract; lead management team.*	30%	70%	$81,900

Linda B. Hearne Vice President, Finance and Principal Financial Officer	Ensure appropriate investment of resources by monitoring and understanding cash requirements; secure partnership to provide non-dilutive financing; maintain investor and banker relationships; maintain and enhance appropriate internal financial controls.	20%	70%	$29,400

Name and Title	Individual Performance Objectives	Target (% of Base Salary)	Payout (% of Target)	Payout ($)

Timothy Bertram, DVM, PhD Senior Vice President, Science and Technology	File IND for Neo-Urinary Conduit; advance preclinical programs in renal and GI; secure partnership to provide non-dilutive financing.	20%	80%	$46,919

Mark Stejbach Vice President, Chief Commercial Officer	Secure partnership to provide non-dilutive financing; develop marketing assessments, pricing and sales forecasts based on evolving market understanding and clinical results; maintain HR and IT infrastructure; ensure efficient and effective legal support.	20%	70%	$38,500

*	Aside from leading the management team, Dr. Nichtberger’s objectives were identical to the company’s objectives.

The chief executive officer recommended to the compensation committee bonus payouts to executive officers commensurate with the 70% bonus funding and individual objectives achieved by the end of the year.

The compensation committee approved paying Ms. Hearne and Mr. Stejbach 70% of their respective target performance bonus, and paying Dr. Bertram 80% of his target performance in recognition of the achievement of the Neo-Urinary Conduit IND acceptance.

After reviewing Dr. Nichtberger’s objectives, the compensation committee recommended, and the board of directors approved in its discretion, paying Dr. Nichtberger 70% of his target performance bonus.

In February 2010, the following company objectives were established:

•	assess interim data of our Neo-Urinary Conduit on initial patients enrolled in our Phase I trial;

•	continued assessment of Neo-Bladder Augment development strategy;

•	further clarify lead Neo-Kidney Augment product candidate in preclinical studies;

•	complete the initial preclinical study of Neo-GI product candidate; and

•	achieve the foregoing objectives within company approved budget.

In addition to the 2010 company objectives identified above, for which each of our named executive officers is directly responsible, the individual performance objectives for each of our named executive officers are as follows:

Name and Title	Individual Performance Objectives

Steven Nichtberger MD President and Chief Executive Officer	Lead management team.

Linda B. Hearne Vice President, Finance and Principal Financial Officer

Ensure appropriate investment of resources by monitoring and understanding cash requirements; maintain investor and banker relationships; and maintain and enhance appropriate internal financial controls.

Timothy Bertram, DVM, PhD Senior Vice President, Science and Technology	Lead preclinical research and development activities; develop and advance preclinical programs for renal and GI.

Mark Stejbach Vice President, Chief Commercial Officer	Develop marketing assessments, pricing and sales forecasts based on evolving market understanding and clinical results; and maintain HR and IT infrastructure.

Long-Term Incentive Program.    We believe that long-term performance will be enhanced through stock and equity awards that reward our executives for maximizing stockholder value over time and that align the interests of our employees and management with those of stockholders. The compensation committee believes that the use of equity awards offers the best approach to achieving our compensation goals because equity ownership ties a significant portion of an executive’s compensation to the performance of our stock. We have historically elected to use stock options and, to a more limited degree, restricted stock, as the primary long-term equity incentive vehicle.

We expect to continue to use stock options as a long-term incentive vehicle because we believe that:

•	Stock options and the vesting period of stock options attract and retain executives.

•

Stock options are inherently performance based. Because all the value received by the recipient of a stock option is based on the growth of the stock price, stock options enhance the executives’ incentive to increase our stock price and maximize stockholder value.

•

Stock options help to provide a balance to the overall executive compensation program as base salary and our annual performance bonus program focus on short-term compensation, while stock options reward executives for increases in stockholder value over the longer term.

Stock Options.    Our Amended and Restated 2004 Stock Incentive Plan, or the 2004 Stock Incentive Plan, authorizes us to grant options to purchase shares of common stock to our employees, directors and consultants. Our board of directors has delegated oversight of the administration of our stock option plans to our compensation committee. The compensation committee has adopted policies and procedures regarding the granting of options and, subject to those policies and procedures, also has delegated to the president and chief executive officer the authority and power to grant stock options to non-executive officer employees and consultants.

Stock option grants are made at the commencement of employment and typically annually in connection with the achievement of corporate and personal objectives. Additionally, stock option grants may be made in connection with special recognition of a particularly important corporate accomplishment in which the executive played an important role and following a significant change in job responsibilities or to meet other special retention objectives. Our compensation committee considers and approves stock option awards to executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations.

The exercise price of options is the fair market value of our common stock as determined by our compensation committee on the date of grant. Our stock options typically vest over a four-year period with 25% vesting 12 months after the vesting commencement date and the remainder vesting ratably each quarter thereafter in equal installments over a three-year period subject to continued employment or association with us and generally expire ten years after the date of grant. Incentive stock options also include certain other terms necessary to assure compliance with the applicable provision of the Internal Revenue Code.

In August 2009, all active employee common stock options were repriced to $0.03 per share, the fair market value as determined by our compensation committee on such date. Our compensation committee decided to reprice such stock options due in part to the significant downturn in macroeconomic conditions in the United States that it believed negatively impacted our ability to raise non-dilutive financing and ultimately impacted the fair market value of our common stock. Such decrease in the value of our common stock made all of our previous stock option grants significantly out of the money, so our compensation committee decided it was in our best interest to retain and incentivize our employees by repricing all active employee stock options to the fair market value on the date of the repricing. All of the other terms of such options remained the same. Our compensation committee also issued certain options at such time in connection with the promotion of certain employees, including Linda Hearne, who was promoted to our Principal Financial Officer.

In February 2010, our compensation committee, based in part upon its review of the compensation analysis conducted at the time, awarded Dr. Bertram options to purchase         shares of our common stock to bring his overall equity holdings more in line with comparable benchmark data. These options, which are granted subject to completion of this offering, will have an exercise price equal to the initial public offering price.

Restricted Stock.    Our 2004 Stock Incentive Plan authorizes us to grant restricted stock. Prior to 2004, we granted restricted stock pursuant to certain restricted stock purchase agreements between the named executive officer receiving the restricted stock and us. To date, we have granted 1,850,585 shares of restricted stock to Dr. Nichtberger and 305,272 shares of restricted stock to Dr. Bertram. A majority of these shares of restricted stock were issued in connection with each executive officer’s commencement of employment. While we have no current plans to grant additional restricted stock under our 2004 Stock Incentive Plan, we may choose to do so in order to implement the long-term incentive goals of the compensation committee.

Severance and Change in Control Benefits.    As more fully described in the sections entitled “Potential Payments Upon Termination or Change in Control,” below, we have entered into offer letters with our named executive officers that provide for certain payments and benefits upon a qualifying termination of employment or a change in control, including salary and benefits continuation, payment of pro-rata bonuses and acceleration of certain unvested equity awards.

Other Compensation.    We maintain broad-based benefits and perquisites that are available to all eligible employees, including health insurance, life and disability insurance, dental insurance, vision insurance, flexible spending accounts and a 401(k) plan. Additionally, under certain circumstances, we will use cash sign-on bonuses as an incentive for individuals to join our team. These bonuses are awarded on a case-by-case basis and are typically offered to off-set compensation that was forfeited upon termination of prior employment, to assist with relocation expenses or to off-set a variance in total compensation from the individual’s employment prior to joining us. Consistent with our compensation philosophy, we intend to continue to maintain these benefits for our executive officers; however, our compensation committee in its discretion may revise, amend or add to the officer’s benefits if it deems it advisable.

Relationship of Elements of Compensation.    Our compensation structure is primarily weighted toward three of the elements discussed: base salary, annual performance bonus and stock options. We utilize stock options as a substantial component of compensation because we currently have no revenue or earnings and expect this to be the case for the foreseeable future. Our mix of cash and non-cash compensation balances our need to limit cash expenditures with the expectations of those we hope to recruit and retain as employees. In the future, we may adjust the mix of cash and non-cash compensation if required by competitive market conditions for attracting and retaining skilled personnel.

We manage the expected impact of salary increases and performance bonuses by requiring that the size of such salary increases and bonuses be tied to the attainment of corporate and individual objectives. For example, the size of each employee’s bonus is determined not only by individual performance, but also by whether we have met corporate objectives.

We view the award of stock options as a primary long-term retention benefit. We make the award of stock options a significant component of total compensation and also tie the earning of these awards to long-term vesting schedules, generally four years. If an employee leaves our employ before the completion of the vesting period, then that employee would not receive any benefit from the non-vested portion of his award. We believe this feature makes it more attractive to remain as our employee and these arrangements do not require substantial cash payments by us.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table summarizes the compensation that we paid to (i) our Principal Executive Officer, (ii) current Principal Financial Officer, (iii) our former Principal Financial Officer who served during our last fiscal year, (iv) our two other most highly compensated executive officers and (v) two additional individuals who, had they been serving as executive officers at the end of the year ended December 31, 2009, would have been required to be disclosed. We refer to these officers as our named executive officers in this prospectus.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)		Stock Awards ($)(2)	Options Awards ($)(3)	All Other Compensation ($)		Total ($)
Steven Nichtberger, MD President and Chief Executive Officer	2009	$390,000	$81,900		$—	$13,099	$13,613	(4)	$498,612

Linda B. Hearne Vice President, Finance and Principal Financial Officer	2009	$192,519	$29,400		$—	$15,426	$13	(5)	$237,358

Gary L. Sender(6) Former Chief Financial Officer, Vice President Finance and Administration	2009	$151,098	$—		$—	$—	$12,879	(7)	$163,977

Timothy Bertram, DVM, PhD Senior Vice President, Science and Technology	2009	$293,244	$46,919		$—	$12,744	$45	(5)	$352,952

Mark Stejbach Vice President and Chief Commercial Officer	2009	$263,974	$63,500	(8)	$—	$11,414	$27	(5)	$338,916

Donald G. Bergmann, PhD(9) Former Senior Vice President, Technical Operations	2009	$157,467	$—		$—	$—	$78,786	(11)	$236,253

Gary Arlen Smith, Esq.(10) Former Vice President, General Counsel and Secretary	2009	$187,953	$—		$—	$—	$69,420	(11)	$257,374

(1)

Amounts shown in “Bonus” column reflect the annual incentive award granted and earned during fiscal 2009, and to be paid in fiscal year 2010. These annual awards are described in further detail under “Compensation Discussion and Analysis for Named Executive Officers – Annual Cash Incentive Compensation”.

(2)

Calculated in accordance with current FASB guidance accounting standards for stock-based compensation without consideration of forfeitures. Valuation assumptions used to determine the fair value of the stock awards are described in the notes to the financial statements appearing elsewhere in this prospectus.

(3)

Calculated in accordance with current FASB guidance accounting standards for stock-based compensation without consideration of forfeitures. Valuation assumptions used to determine the fair value of the option awards are described in the notes to the financial statements appearing elsewhere in this prospectus.

(4)	Dr. Nichtberger’s other compensation includes life and disability insurance of $9,013 and tax reimbursements of $4,599.
(5)	All other compensation consists of tax reimbursements.
(6)	Mr. Sender left our company in July 2009.
(7)	All other compensation consists of unused vacation pay.
(8)

Bonus paid to Mr. Stejbach includes $25,000, which consists of $12,500 payable at six month anniversary of employment and $12,500 payable at twelve month anniversary of employment, as stipulated in Mr. Stejbach’s offer letter.

(9)	Dr. Bergmann left our company in August 2009.
(10)	Mr. Smith left our company in September 2009.
(11)	All other compensation consists of severance paid to Mr. Smith and Dr. Bergmann.

Grants of Plan-Based Awards Table

All options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code. The exercise price per share of each option granted to our named executive officers prior to this offering, was determined in good faith by our compensation committee, to be equal to the fair market value of our common stock on the date of the grant as determined by our compensation committee. All options were granted under our 2004 Stock Incentive Plan, as described below in the section entitled “Employee Benefit and Stock Plans – 2004 Stock Incentive Plan.”

The following table shows information regarding grants of compensation in the form of plan-based awards during the year ended December 31, 2009 to each of our named executive officers.

Name and Principal Position	Grant Date	Number of Securities Underlying Options Granted(1)	Exercise Price ($/Share)(2)		Grant Date Fair Value of Stock and Option Awards(3)
Steven Nichtberger, MD	—	—	—		—
President and Chief Executive Officer	09/28/09	704,224	$0.03		$13,099

Linda B. Hearne	—	—	—		—
Vice President, Finance and Principal Financial Officer	01/09/09	10,000	0.03	(4)	5,040	(5)
	09/28/09	558,411	0.03		10,386

Timothy Bertram, DVM, PhD	—	—	—		—
Senior Vice President, Science and Technology	09/28/09	685,186	0.03		12,744

Mark P. Stejbach	—	—	—		—
Vice President and Chief Commercial Officer	09/28/09	613,639	0.03		11,414

Donald G. Bergmann, PhD	—	—	—		—
Former Senior Vice President, Technical Operations

Gary L. Sender	—	—	—		—
Former Chief Financial Officer, Vice President Finance and Administration

Gary Arlen Smith	—	—	—		—
Former Vice President, General Counsel and Secretary

(1)

The options have a term of ten years and vest in accordance with the following schedule: 25% of the total number of shares vest on the first anniversary of the grant date and 1/16th of the total number of shares vest on the first day of each quarter following the grant date.

(2)	Represents the per share fair market value of our common stock, as determined by the compensation committee pursuant to authority delegated to it by the board of directors.
(3)

The value of option awards granted to our named executive officers was computed in accordance with current FASB guidance. Valuation assumptions used to determine the fair value of the option awards are described in the notes to the financial statements appearing elsewhere in this prospectus.

(4)	This option award was originally granted with an exercise price of $0.81 and was modified when all active employees grants were repriced on August 26, 2009.
(5)	The fair value of this option award is equal to the original fair value of the award plus the incremental cost of $158 associated with the modification on August 26, 2009.

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options and grants of unvested stock awards outstanding on December 31, 2009, the last day of our fiscal year to each of our named executive officers.

	Option Awards				Stock Awards(2)(3)
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable(1)	Exercise Price ($/Share)	Expiration Date	Number of Shares or Units of Stock that have not Vested (#)		Market Value of Shares of Units that have not Vested (#)
Steven Nichtberger, MD	56,250	—	$0.03	2/15/2015	—		—
President and Chief Executive Officer	187,500	12,500	$0.03	2/27/2016
	537,450	101,875	$0.03	6/23/2016
	137,500	62,500	$0.03	2/27/2017
	297,500	297,500	$0.03	12/19/2017
	87,500	112,500	$0.03	2/7/2018
	—	704,224	$0.03	9/28/2019

Linda B. Hearne	13,000	—	$0.03	10/11/2016	—		—
Vice President, Finance and Principal Financial Officer	10,000	—	$0.03	2/15/2015
	5,625	375	$0.03	2/27/2016
	43,750	6,250	$0.03	6/23/2016
	2,031	469	$0.03	8/2/2016
	5,844	2,656	$0.03	2/27/2017
	1,500	1,500	$0.03	10/29/2017
	15,000	15,000	$0.03	12/19/2017
	4,156	5,344	$0.03	2/6/2018
	2,500	7,500	$0.03	10/2/2018
	—	10,000	$0.03	1/9/2019
	—	558,411	$0.03	9/28/2019

Timothy Bertram, DVM, PhD	9,375	—	$0.03	2/15/2015	—		—
Senior Vice President, Science and Technology	35,000	4,375	$0.03	2/27/2016
	39,375	8,750	$0.03	6/23/2016
	10,000	5,000	$0.03	11/1/2016
	55,000	25,000	$0.03	2/27/2017
	5,000	5,000	$0.03	10/25/2017
	120,000	120,000	$0.03	12/19/2017
	37,188	47,812	$0.03	2/7/2018
	—	685,186	$0.03	9/28/2019

Mark P. Stejbach	140,626	309,374	$0.03	8/1/2018	—		—
Vice President and Chief Commercial Officer	—	613,639	$0.03	9/28/2009

Donald G. Bergmann, PhD	—	—	$—	—	—		$—
Former Senior Vice President, Technical Operations	—	—

Gary L. Sender	—	—	$—	—	—		$—
Former Chief Financial Officer, Vice President Finance and Administration	—	—

Gary Arlen Smith, Esq.	—	—	$—		6,250	(4)	$—

(1)	25% of the total number of shares subject to the option vest at the end of the first year, the remainder vest 1/16th per quarter thereafter.
(2)	Represents the shares of common stock subject to repurchase by us as of December 31, 2009.
(3)	Assumes a price per share of our common stock of $ , which represents the mid-point of the estimated price range on the cover of this prospectus.
(4)	These shares of restricted stock were not repurchased by us when Mr. Smith left our company.

Option Exercises and Stock Vested Table

None of our active named executive officers exercised shares in 2009 and all their restricted stock is fully vested.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The compensation committee, which is comprised solely of independent directors, may elect to provide our named executive officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Offer Letters

Steven Nichtberger, MD. On May 25, 2004, we entered into an offer letter with Dr. Nichtberger, our Chief Executive Officer, President and member of the board of directors, providing for his at-will employment, commencing as of April 1, 2004. This offer letter, as amended on December 22, 2008, sets forth the terms and conditions of Dr. Nichtberger’s employment. Dr. Nichtberger’s base salary was originally set at $275,000 per year, subject to annual review and increases based on performance. Dr. Nichtberger may also receive an annual bonus payment of up to 30% of his annual gross salary, as determined by the board in its sole discretion, based on achievement of certain mutually agreed-upon performance milestones. Furthermore, he is eligible to participate in the group benefits program and the board may award Dr. Nichtberger stock incentives under our equity incentive plans in its sole discretion as a performance-based incentive. Pursuant to the offer letter, Dr. Nichtberger was provided with an award of 1,588,000 shares of restricted common stock. Such shares were subject to repurchase by us, but all shares have since vested in full. Dr. Nichtberger was also granted the right to participate in, and did participate in, a round of bridge financing in an amount of up to $100,000. At any time, in the event Dr. Nichtberger is terminated by us without cause as defined in the offer letter, or he resigns under certain specified conditions, each as described in the offer letter, including being assigned to a position inconsistent in any material respect with the position of President, Chief Executive Officer or a board member, a move of our principal office more than 40 miles from his current residence, our failure to pay his salary when due, our material breach of the offer letter or his death, Dr. Nichtberger will be entitled to receive (i) continued payment of his base salary for 12 months, (ii) continuation of his benefits for 12 months and (iii) a pro-rata portion of his bonus for the year of termination, determined in the sole discretion of the board. Dr. Nichtberger’s severance will be subject to set-off for income obtained through other employment during the severance period. In the event that Dr. Nichtberger is terminated for cause, Dr. Nichtberger will not be entitled to the payments and benefits described above.

Linda Hearne. On September 22, 2004, we entered into an offer letter with Ms. Hearne, our current Vice President, Finance, providing for her at-will employment, commencing as of October 11, 2004. This offer letter, as amended on June 16, 2009, sets forth the terms and conditions of Ms. Hearne’s employment. Ms. Hearne’s base salary was originally set at $120,000 per year, subject to annual review and increases based on performance. Ms. Hearne may also receive an annual bonus payment of up to 15% of her annual gross salary, as determined by her manager and the board in their sole discretion, based on achievement of certain mutually agreed-upon performance milestones. Furthermore, she is eligible to participate in the group benefits program and the board may award Ms. Hearne stock incentives under our equity incentive plans in their discretion as a performance-based incentive. Pursuant to the offer letter, Ms. Hearne was provided with an incentive stock option to purchase 36,000 shares of common stock pursuant to the 2004 Stock Incentive Plan. At any time, in the event Ms. Hearne’s employment is terminated by us without cause as defined in the offer letter, subject to her signing of a form of Release and Non-disparagement Agreement, Ms. Hearne will be entitled to receive (i) continued payment of her base salary for six months and (ii) continuation of her benefits, for six months. Ms. Hearne’s severance will be subject to set-off for income obtained through other employment during the severance period. In the event that Ms. Hearne does not execute the Release and Non-disparagement Agreement described above, her severance will be reduced to one month’s salary and benefits continuation. In the event that Ms. Hearne is terminated for cause, Ms. Hearne will not be entitled to the payments and benefits described above.

Timothy Bertram, DVM, PhD. On July 28, 2004, we entered into an offer letter with Dr. Bertram, our Vice President, Science and Technology, providing for his at-will employment, commencing as of August 1, 2004. This offer letter, as amended on December 22, 2008, sets forth the terms and conditions of Dr. Bertram’s employment. Dr. Bertram’s base salary was originally set at $200,000 per year, subject to annual review and increases based on performance. Dr. Bertram may also receive an annual bonus payment of up to 20% of his annual gross salary, as determined by his manager and the board in their discretion, based on achievement of certain mutually agreed-upon performance milestones. Furthermore, he is eligible to participate in the group benefits program and the board may award Dr. Bertram stock incentives under our equity incentive plans in its sole discretion as a performance based incentive. Dr. Bertram also received the right to reimbursement for all reasonable out-of-pocket relocation and relocation-related expenses. Pursuant to the offer letter, Dr. Bertram purchased 260,000 shares of restricted common stock at a purchase price per share equal to the par value of such shares, which shares have since vested in full. Such vested shares are subject to repurchase by us upon Dr. Bertram’s termination for any reason, including Dr. Bertram’s death (in such case only for a period of twelve months) at the fair market value price per share, but if the termination is for cause, then the vested shares are subject to repurchase by us at the price of $0.001 per share. Dr. Bertram was also granted the right to participate, and did participate, in our Series A Preferred Stock financing in the amount of $50,000. At any time, in the event Dr. Bertram’s is terminated by us without cause as defined in the offer letter, Dr. Bertram will be entitled to receive (i) continued payment of his base salary for six months, (ii) continuation of his benefits, for six months, and (iii) a pro-rata portion of his bonus for the year of termination, determined in the sole discretion of the board. Dr. Bertram’s severance will be subject to set-off for income obtained through other employment during the severance period. In the event that Dr. Bertram is terminated for cause, Dr. Bertram will not be entitled to the payments and benefits described above. In addition, the offer letter for Dr. Bertram provides that in the event of termination by us without cause six months following a change in control of our company, Dr. Bertram’s restricted stock awards or stock options, as the case may be, shall immediately vest.

Mark Stejbach. On June 24, 2008, we entered into an offer letter with Mr. Stejbach, our Vice President and Chief Commercial Officer, providing for his at-will employment, commencing August 1, 2008. This offer letter, as amended on December 22, 2008, sets forth the terms and conditions of Mr. Stejbach’s employment. Mr. Stejbach’s base salary was originally set at $250,000 per year, subject to annual review and increases based on performance. Mr. Stejbach may also receive an annual bonus payment of up to 20% of his annual gross salary, as determined by his manager and the board in their discretion, based on achievement of certain mutually agreed-upon performance milestones. In addition, Mr. Stejbach was eligible to receive an initial signing bonus of $37,500, of which $25,000 was payable upon commencement of employment, and the remaining $12,500 was payable on the six month anniversary of the commencement date. We were also required to pay Mr. Stejbach $12,500 in bonus payments on each of the 12 and 18 month anniversaries of his employment. Furthermore, he is eligible to participate in the group benefits program and 401(k) plan, and the board may award Mr. Stejbach stock incentives under our equity incentive plans in its sole discretion as a performance-based incentive. Pursuant to the offer letter, Mr. Stejbach was provided with an incentive stock option to purchase 450,000 shares of common stock pursuant to our 2004 Stock Incentive Plan. At any time, in the event Mr. Stejbach’s employment is terminated by us without cause as defined in the offer letter, subject to his signing of a form of Release and Non-disparagement Agreement, Mr. Stejbach will be entitled to receive (i) continued payment of his base salary for nine months and (ii) continuation of his benefits, for nine months. Mr. Stejbach’s severance will be subject to set-off for income obtained through other employment during the severance period. In the event that Mr. Stejbach is terminated for cause, Mr. Stejbach will not be entitled to the payments and benefits described above. In addition, the offer letter for Mr. Stejbach provides that in the event of termination by us without cause within one month prior to or nine months following a change in control of our company, Mr. Stejbach’s restricted stock awards or stock options, as the case may be, shall immediately vest.

Potential Payments Upon Termination or Change in Control

The following table sets forth the payments that would be made to our named executive officers if his or her employment had been terminated by us without cause (or if applicable, by the executive for good reason) on December 31, 2009 or in the event a change in control of our company occurred on December 31, 2009, as applicable.

Name	Termination Without Cause (or With Good Reason) ($)	Termination Without Cause (or With Good Reason) in Connection with a Change in Control ($)
Steven Nichtberger, MD
Cash Severance	390,000	390,000
Continued Health Benefits	15,902	15,902
Pro-Rata Bonus	81,900	81,900
Acceleration of Restricted Stock	—	—
Acceleration of Stock Options	—	—
Total:	487,802	487,802

Linda B. Hearne
Cash Severance	105,000	105,000
Continued Health Benefits	7,386	7,386
Pro-Rata Bonus	—	—
Acceleration of Restricted Stock	—	—
Acceleration of Stock Options	—	—
Total:	112,386	112,386

Timothy Bertram, DVM, PhD
Cash Severance	146,622	146,622
Continued Health Benefits	7,647	7,647
Pro-Rata Bonus	46,919	46,919
Acceleration of Restricted Stock	—	—
Acceleration of Stock Options
Total:

Mark Stejbach
Cash Severance	206,250	206,250
Continued Health Benefits	11,385	11,385
Pro-Rata Bonus	—	—
Acceleration of Restricted Stock	—	—
Acceleration of Stock Options
Total:

Dr. Bergmann and Messrs. Sender and Smith were no longer employed by us as of December 31, 2009. Pursuant to the terms of their employment with us, Dr. Bergmann and Mr. Sender are not entitled to any severance payments from us. As of December 31, 2009, Dr. Bergmann is entitled to severance payments of his base salary until February 28, 2010 and Mr. Smith is entitled to severance payments of his base salary until June 30, 2010, each payable in a manner consistent with their prior payroll receipts.

Proprietary Information and Inventions Agreement

Each of our named executive officers has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Amended and Restated 2004 Stock Incentive Plan

We maintain our 2004 Stock Incentive Plan, which provides flexibility to use various equity-based incentive awards as compensation tools to promote the success of the business of the Company.

We have initially reserved 15,410,800 shares of our common stock for the issuance of awards under the 2004 Stock Incentive Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The maximum number of shares available for issuance under the 2004 Stock Incentive Plan will automatically increase in the event the we exercise our right to repurchase shares of restricted stock held by certain employees in connection with such employees’ termination of employment, provided that this increase will not exceed 3,009,174 shares.

The shares we issue under our 2004 Stock Incentive Plan will be authorized but unissued shares or treasury shares. The shares of common stock underlying any awards that are forfeited, canceled, repurchased, expire or are otherwise terminated (other than by exercise) under our 2004 Stock Incentive Plan are added back to the shares of common stock available for issuance under our 2004 Stock Incentive Plan.

Our 2004 Stock Incentive Plan is administered by either our Board or a committee of the Board, which we refer to as the administrator. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2004 Plan. Persons eligible to participate in our 2004 Stock Incentive Plan will be those officers, employees, directors and consultants of the Company and its subsidiaries as selected from time to time by the administrator in its discretion.

Our 2004 Stock Incentive Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, as amended, or the code and (2) options that do not so qualify. The option exercise price of each option will be determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option will be fixed by the administrator and may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised.

The administrator may award restricted shares of common stock to participants subject to such conditions and restrictions as the administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified restricted period. Shares of restricted stock may be subject to repurchase by us on such terms specified by the administrator.

The administrator may grant other stock-based awards under our 2004 Stock Incentive Plan to participants, subject to such conditions and restrictions as the administrator may determine, including the grant of shares of common stock based upon certain conditions, the grant of securities convertible into shares of common stock, the grant of performance units or performance shares, and the grant of stock appreciation rights.

Our 2004 Stock Incentive Plan permits the administrator, in its discretion, to undertake “exchange transactions” whereby, with the consent of affected participants, outstanding awards may be exchanged for the same or a different type of award and/or cash, and/or the exercise price of outstanding awards is increased or decreased. The administrator shall determine the terms and conditions of any such exchange transaction.

Our 2004 Stock Incentive Plan provides that upon the occurrence of a “Reorganization Event” as defined in the 2004 Plan, unless the parties to the Reorganization Event agree that such awards will be assumed or continued by the successor entity, either (i) all stock options will automatically become fully exercisable prior to the Reorganization Event, and, to the extent not exercised, will terminate immediately prior to the consummation of the Reorganization Event, or (ii) in the case of a Reorganization Event in which our stockholders will receive cash consideration, all outstanding options will terminate in exchange for the right to receive an amount equal to the difference between the per share cash consideration and the exercise price of the options.

As of December 31, 2009, there were (a) 10,327,763 options to purchase shares of our common stock (of which were vested and exercisable), and (b) 55,000 shares of restricted stock issued and outstanding under the 2004 Plan.

2010 Stock Option and Incentive Plan

On February 18, 2010, our board of directors adopted the Tengion, Inc. 2010 Stock Option and Incentive Plan, or the 2010 Plan, which will become effective upon completion of this offering if subsequently approved by our stockholders. Our board of directors has approved a grant under our 2010 Plan of stock options to certain employees to purchase a total of        shares of our common stock upon the effectiveness of our initial public offering. The exercise price of such stock options will be the initial public offering price. The 2010 Plan provides that the number of shares authorized for issuance will be cumulatively increased on January 1, 2011 and on each January 1 thereafter by the lesser of     % of the number of shares of our common stock issued and outstanding on the immediately preceding December 31 or such number of shares of common stock approved by our compensation committee. The 2010 Plan is intended to replace the 2004 Equity Plan and no additional awards are expected to be made under the 2004 Equity Plan after the completion of this offering. The 2010 Plan will provide flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

We plan to initially reserve                      shares of our common stock for the issuance of awards under the 2010 Plan. In addition, stock options or awards returned to the 2004 Equity Plan, as of result of their expiration, cancellation or termination, will be automatically made available for issuance under the 2010 Plan. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2010 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated, other than by exercise, under the 2010 Plan will be added back to the shares of common stock available for issuance under the 2010 Plan.

The 2010 Plan will be administered by the compensation committee of our board of directors. Our compensation committee will have full power to select, from among the individuals eligible for awards,

the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2010 Plan. Persons eligible to participate in the 2010 Plan will be our full or part-time officers, employees, non-employee directors and other key persons, including consultants and prospective officers, as selected from time to time by our compensation committee in its discretion.

The 2010 Plan will permit the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as our compensation committee may determine. Stock appreciation rights entitle the recipient to shares of common stock equal to the value of the appreciation in the stock price over the exercise price. The exercise price will be the fair market value of our common stock on the date of grant.

Our compensation committee may award restricted shares of common stock to participants subject to such conditions and restrictions as our compensation committee may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified restricted period.

Our compensation committee may award restricted stock units to any participants. Restricted stock units are ultimately payable in the form of shares of common stock and may be subject to such conditions and restrictions as our compensation committee may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of our common stock which are free from any restrictions under the 2010 Plan. Unrestricted stock may be granted to any participant in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to any participant which entitle the recipient to receive shares of our common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine.

Our compensation committee may grant dividend equivalent rights to participants which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified shares of common stock.

Our compensation committee may grant cash bonuses under the 2010 Plan to participants. The cash bonuses may be subject to the achievement of certain performance goals.

The 2010 Plan provides that upon the effectiveness of a “sale event” as defined in the 2010 Plan, except as otherwise provided by our compensation committee in the award agreement, all awards will automatically terminate, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. Awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in our compensation committee’s discretion. In addition, in the case of a sale event in which our stockholders will receive cash consideration, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration and the exercise price of the options or stock appreciation rights.

No other awards may be granted under the 2010 Plan after the date that is 10 years from the date of stockholder approval. No awards under the 2010 Plan have been made prior to the date hereof.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we expect to enter into indemnification agreements with each of our current directors, officers, and some employees before the completion of this offering. These agreements provide for the indemnification of our directors, officers, and some employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN TRANSACTIONS WITH RELATED PERSONS

We describe below transactions and series of similar transactions, since January 1, 2007, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unrelated third parties on an arms-length basis.

Issuance of Series C Convertible Preferred Stock

In September 2007 and October 2008, we issued an aggregate of 18,332,965 shares and 11,793,127 shares, respectively, of our Series C convertible preferred stock at a price per share of $1.82 for an aggregate purchase price of approximately $54.8 million. The table below sets forth the number of Series C convertible preferred shares sold to our directors, executive officers and 5% stockholders and their affiliates.

Name	Number of Shares of Series C Convertible Preferred Stock	Approximate Aggregate Purchase Price ($)
Oak Investment Partners XI, Limited Partnership	5,117,638	9,314,101
Safeguard Delaware, Inc.(1)	4,120,879	7,500,000
Johnson & Johnson Development Corporation	3,823,817	6,959,347
HealthCap Venture Capital(2)	3,732,480	6,793,114
Brookside Capital Partners Fund, L.P.(3)	2,250,328	4,095,597
Bain Capital Venture Entities(4)	2,227,825	4,054,642
Quaker BioVentures(5)	2,176,858	3,961,882
L Capital Partners SBIC, L.P.	1,594,797	2,902,531
Eileen More(6)	93,407	170,001
Lorin J. Randall	54,945	100,000
Brian J. G. Pereira, MD	41,209	75,000
Mark Stejbach	27,500	50,050
Timothy Bertram, DVM, PhD	5,494	9,999
Steven Nichtberger, MD	2,747	5,000

(1)

Gary J. Kurtzman, MD, one of our directors, is an officer and a Managing Director in the Life Sciences Group at Safeguard Scientifics, Inc., the parent company of Safeguard Delaware, Inc., which holds these shares.

(2)

Carl-Johan Dalsgaard, one of our directors, is a Partner at HealthCap Venture Capital, which is the general partner of HealthCap IV KB, HealthCap IV, L.P., HealthCap IV BIS, L.P. and OFCO Club IV, which hold these shares.

(3)

Shares include 2,250,328 shares owned by Brookside Capital Partners Fund, L.P., whose sole general partner is Brookside Capital Investors, L.P. (“Brookside Investors”), whose sole general partner is Brookside Capital Management, LLC (“Brookside Management”). Each of Brookside Investors and Brookside Management disclaim beneficial ownership of any shares except to the extent of their pecuniary interest therein.

(4)

Shares include (i) 1,945,106 shares owned by Bain Capital Venture Fund 2005, L.P., whose sole general partner is Bain Capital Venture Partners 2005, L.P. (“BCVP”), whose sole general partner is Bain Capital Venture Investors, LLC (“BCVI”); (ii) 276,629 shares owned by BCIP Associates III, LLC, whose sole manager is BCIP Associates III, whose sole managing general partner is Bain Capital Investors, LLC (“BCI”) and whose attorney-in-fact with respect to such shares is BCVI; (iii) 6,090 shares owned by BCIP Associates III-B, LLC, whose sole manager is BCIP Associates III-B, whose sole managing partner is BCI and whose attorney-in-fact with respect to such shares is BCVI. The address of each listed entity and individual is 111 Huntington Avenue, Boston, MA 02199. James Nahirny, one of our directors, is a Managing Director of BCVI, which is the general partner of BCVP, which is the general partner of Bain Capital Venture Fund 2005, LP. BCVI is also the attorney-in-fact for BCI, which is the managing member of each of BCIP Associates III and BCIP Associates III-B. BCIP Associates III is the sole member of BCIP Associates III, LLC and BCIP Associates III-B is the sole member of BCIP Associates III-B, LLC. Each of BCIP Associates III, LLC and BCIP Associates III-B, LLC hold 276,629 and 6,090 of these shares, respectively.

(5)

Brenda D. Gavin, DVM, one of our directors, is a Partner at Quaker BioVentures, the managing partner of Quaker BioVentures, L.P., BioAdvance Ventures, L.P. and Quaker BioVentures Tobacco Fund, L.P., which hold these shares.

(6)	Eileen More is one of our former directors who was a director at the time of the issuance of the Series C convertible preferred stock.

Common Stock Issuances and Repurchases

We are party to restricted stock purchase agreements with certain of our executive officers, pursuant to which such executive officers were granted the right to purchase shares of our common stock. For a more detailed description of these issuances, see “Management – Offer Letters.”

We entered into stock repurchase agreements with our former Chief Medical Officer, Paul Chang, MD, and our former Vice President, Business Development, George Landau, pursuant to which we repurchased certain vested shares of restricted stock from Dr. Chang at a purchase price equal to the fair market value of such shares on the repurchase date for an aggregate repurchase price of $93,951.60 and unvested shares of restricted stock from each of Dr. Chang and Mr. Landau at a purchase price per share equal to the par value of such share, for an aggregate amount of $204.74 and $11.92, respectively.

Investor Rights Agreement

We are a party to an investor rights agreement which provides that holders of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing in certain situations. For a more detailed description of these registration rights, see “Description of Capital Stock – Registration Rights.”

Other Transactions

We have granted stock options to our executive officers and certain of our directors. For a description of these options, see “Management – Grants of Plan-Based Awards Table.”

We will enter into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. See “Management – Limitation on Liability and Indemnification Matters.”

We have entered into an indemnification agreement with Dr. Nichtberger with respect to expenses potentially incurred as a result of his personal guarantees of our obligations under certain contracts.

Each of our executive officers’ offer letters contain certain severance and change of control benefits. For a description of these agreements, see “Management – Offer Letters.”

Participation in Our Initial Public Offering

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $15.0 million in shares of common stock in this offering at the initial public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

Policies and Procedures for Related Party Transactions

Our audit committee charter provides that our audit committee must review and approve in advance any related party transaction. All of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at for:

•	each named executive officer;

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our common stock; and

•	all of our executive officers and directors as a group

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Tengion, Inc. 2900 Potshop Lane, Suite 100, East Norriton, PA 19403. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 92,096,977 shares of common stock outstanding on December 31, 2009, which assumes the automatic conversion of 81,954,127 shares of preferred stock to common stock upon the completion of our initial public offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that were exercisable as of December 31, 2009 or exercisable within 60 days of December 31, 2009. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $15.0 million in shares of common stock in this offering at the initial public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering. The following table does not reflect any potential purchases by these existing stockholders.

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering
Name and Address of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% Stockholders:
Oak Investment Partners XI, Limited Partnership	18,034,824	19.6%
HealthCap Venture Capital(1)	13,153,457	14.3%
Johnson & Johnson Development Corporation	11,522,503	12.5%
Brookside Capital Partners Fund, L.P.(2)	7,930,273	8.6%
Bain Capital Venture Entities(3)	7,850,970	8.5%
Quaker BioVentures(4)	7,671,363	8.3%
L Capital Partners SBIC, L.P.	5,900,528	6.4%

Executive Officers and Directors:
Steven Nichtberger, MD(5)	3,371,264	3.6%
David I. Scheer	2,441,633	2.7%
Timothy Bertram, DVM, PhD(6)	783,032	*
Mark Stejbach(7)	196,250	*
Linda B. Hearne(8)	131,376	*
Lorin J. Randall(9)	84,945	*
Brian J.G. Pereira, MD(10)	63,709	*
Carl-Johan Dalsgaard	—	—
Brenda D. Gavin, DVM.	—	—
Gary J. Kurtzman, MD.	—	—
James Nahirny(11)	—	—
All Executive Officers and Directors as a Group	7,072,209	7.5%

(1)	Shares include 7,215,765 shares owned by HealthCap IV, L.P., 1,043,009 owned by HealthCap IV KB, 4,697,382 shares owned by HealthCap IV BIS, L.P. and 197,301 shares owned by OFCO Club IV. Carl-Johan Dalsgaard, one of our directors, is a Partner at HealthCap Venture Capital, which is the general partner of HealthCap IV KB, HealthCap IV, L.P., HealthCap IV BIS, L.P. and OFCO Club IV.

(2)	Shares include 7,930,273 shares owned by Brookside Capital Partners Fund, L.P., whose sole general partner is Brookside Capital Investors, L.P. (“Brookside Investors”), whose sole general partner is Brookside Capital Management, LLC (“Brookside Management”). Each of Brookside Investors and Brookside Management disclaim beneficial ownership of any shares except to the extent of their pecuniary interest therein. The address of each listed entity and individual is 111 Huntington Avenue, Boston, MA 02199.

(3)	Shares include (i) 6,854,654 shares owned by Bain Capital Venture Fund 2005, L.P., whose sole general partner is Bain Capital Venture Partners 2005, L.P. (“BCVP”), whose sole general partner is Bain Capital Venture Investors, LLC (“BCVI”); (ii) 974,855 shares owned by BCIP Associates III, LLC, whose sole manager is BCIP Associates III, whose sole managing general partner is Bain Capital Investors, LLC (“BCI”) and whose attorney-in-fact with respect to such shares is BCVI; (iii) 21,461 shares owned by BCIP Associates III-B, LLC, whose sole manager is BCIP Associates III-B, whose sole managing partner is BCI and whose attorney-in-fact with respect to such shares is BCVI. Each of BCIP Associates III, BCIP Associates III-B, Bain Capital Venture Partners 2005, L.P. and BCVI disclaim beneficial ownership of any shares except to the extent of their pecuniary interest therein. The address of each listed entity and individual is 111 Huntington Avenue, Boston, MA 02199.

(4)	Shares include 6,246,684 shares owned by Quaker BioVentures, L.P., 383,567 shares owned by BioAdvance Ventures LP, 1,041,112 shares owned by Quaker BioVentures Tobacco Fund, L.P. Brenda D. Gavin, DVM, one of our directors, is a Partner at Quaker BioVentures, the managing partner of Quaker BioVentures, L.P., BioAdvance Ventures, LP and Quaker BioVentures Tobacco Fund, L.P.

(5)	Shares for Dr. Nichtberger include 1,303,700 common stock options that were exercisable as of, or exercisable within 60 days of, December 31, 2009.

(6)	Shares for Dr. Bertram include 327,502 common stock options that were exercisable as of, or exercisable within 60 days of, December 31, 2009.

(7)	Shares for Mr. Stejbach include 168,750 common stock options that were exercisable as of, or exercisable within 60 days of, December 31, 2009.

(8)	Shares for Ms. Hearne include 108,376 common stock options that were exercisable as of, or exercisable within 60 days of, December 31, 2009.

(9)	Shares for Mr. Randall include 30,000 common stock options that were exercisable as of, or exercisable within 60 days of, December 31, 2009.

(10)	Shares for Dr. Pereira include 22,500 common stock options that were exercisable as of, or exercisable within 60 days of, December 31, 2009.

(11)	Mr. Nahirny is a Managing Director of BVCI and by virtue of the relationships described in Footnote 3 may be deemed to beneficially own the shares held by Bain Capital Venture Fund 2005, L.P., BCIP Associates III, LLC and BCIP Associates III-B, LLC. Mr. Nahirny disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our amended and restated certificate of incorporation will authorize us to issue up to             shares of common stock, $0.001 par value per share, and             shares of preferred stock, $0.001 par value per share. The following information assumes the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into shares of common stock upon the completion of this offering.

As of December 31, 2009, and assuming the conversion of all outstanding preferred stock into common stock, immediately prior to the closing of this offering, there were outstanding:

•	shares of our common stock held by approximately stockholders; and

•	shares issuable upon exercise of outstanding stock options.

The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to             shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of December 31, 2009, there were outstanding warrants to purchase             shares of our common Stock at an exercise price of $             per share. These warrants may be exercised at any time prior to their respective termination dates, which are the             anniversaries of their issue dates.

Registration Rights

Demand Registration Rights

After the completion of this offering, the holders of approximately              shares of our common stock will be entitled to certain demand registration rights. At any time, the holders of at least 40% of these shares can, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover that number of shares with an anticipated gross aggregate offering price of at least $15,000,000. Additionally, we will not be required to effect a demand registration until the expiration of the six month period following the effectiveness of this offering.

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of approximately              shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, debt securities or corporate reorganizations, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

After the completion of this offering, the holders of approximately              shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of more than 10% of these shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have previously effected two such registrations in the 12-month period preceding the request for registration.

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, when the stockholder, together with its affiliates, holds less than 1% of our outstanding common stock.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our amended and restated certificate of incorporation will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

These provisions may have the effect of deterring hostile takeovers or delaying changes in control of our company or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we expect to enter into indemnification agreements with each of our current directors, officers, and some employees before the completion of this offering. These agreements provide for the indemnification of our directors, officers, and some employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

The Nasdaq Global Market Listing

We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “TNGN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of December 31, 2009, upon completion of this offering,              shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. The remaining             shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who is one of our affiliates and has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. For a person who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our securities held longer than six months, but less than one year, will be subject only to the current public information requirement.

A person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.                      shares of our common stock will qualify for resale under Rule 144 within 180 days of the date of this prospectus, subject to the lock-up agreements, and to the extent such shares have been released from any repurchase option that we may hold.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We, along with our directors, executive officers and substantially all of our stockholders, have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. The underwriters may, in their discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The 180-day lock-up period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day lock-up period we issue an earnings release or material news or a material event relating to us is publicly announced; or

•	prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, except in no event will the restrictions extend past     days after the date of this prospectus.

Registration Rights

We are party to an investor rights agreement which provides that holders of our preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock – Registration Rights.” Registration of shares held by these stockholders under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period and to the extent such shares have been released from any repurchase option that we may hold.

Stock Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2004 Stock Incentive Plan and our 2010 Stock Incentive Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see “Management – Employee Benefit and Stock Plans.”

UNDERWRITING

Piper Jaffray & Co. and Leerink Swann LLC are acting as joint book-running managers for this offering and as representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares listed next to its name in the following table:

Underwriters	Number of Shares
Piper Jaffray & Co.
Leerink Swann LLC

Total

The underwriters have advised us that they propose to offer the common shares to the public at $             per common share. The underwriters propose to offer the common shares to certain dealers at the same price less a concession of not more than $             per common share. The underwriters may allow, and the dealers may reallow, a concession of not more than $             per common share on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional             common shares from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $15.0 million in shares of common stock in this offering at the initial public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $            . The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Piper Jaffray and Leerink Swann have informed us that neither they, nor any other underwriter participating in the distribution of this offering, will make sales of the common shares offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

We and each of our directors, executive officers and substantially all of our stockholders are subject to lock-up agreements that prohibit us and them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any common shares, options or warrants to acquire our common shares or any security or instrument related to such common shares, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray, on behalf of the underwriters. The lock-up agreements provide exceptions for sales to underwriters pursuant to the purchase agreement and certain other exceptions.

The 180-day lock-up period in all of the lock-up agreements is subject to extension if:

•	during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period,

in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Piper Jaffray, on behalf of the underwriters, waives the extension in writing.

Prior to this offering, there has been no established trading market for the shares. The Nasdaq Global Market has approved the listing of our common shares under the symbol “TNGN.”

The initial public offering price for the common shares offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include:

•	the history of and the prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future earnings;

•	the recent market prices of securities of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering and other relevant factors.

There can be no assurance that the initial public offering price of the common shares will correspond to the price at which our common shares will trade in the public market subsequent to this offering or that an active public market for the common shares will develop and continue after this offering.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common shares for their own account by selling more common shares than we have sold to them. Short sales involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of the common shares by bidding for or purchasing common shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if common shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common shares to the extent that it discourages resales of the common shares. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time. Some underwriters may also engage in passive market making transactions in our common shares. Passive market making consists of displaying bids on the Nasdaq Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the Securities and Exchange Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

This prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses and prospectus supplements electronically.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

The financial statements of Tengion, Inc. at and for the year ended December 31, 2009 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 2 of the financial statements) appearing elsewhere herein which, as to the period from July 10, 2003 (inception) through December 31, 2008, are based in part on the report of KPMG LLP, an independent registered public accounting firm. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The financial statements of Tengion, Inc. as of December 31, 2008, and for each of the years in the two-year period ended December 31, 2008 and the period from July 10, 2003 (inception) through December 31, 2008, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

We have entered into an agreement with KPMG LLP (“KPMG”), our former independent registered public accounting firm, pursuant to which we have agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in its successful defense of any legal action or proceeding that may arise as a result of the inclusion of its report on the financial statements of Tengion, Inc. in this registration statement. This agreement also provides that KPMG shall not be indemnified, and shall refund to us, any amounts paid to KPMG pursuant to the indemnification provisions thereof in the event there is court adjudication that KPMG is guilty of professional malpractice, or in the event that KPMG becomes liable for any part of the plaintiff’s damages by virtue of settlement.

CHANGE IN ACCOUNTANTS

Dismissal of Auditors

On September 17, 2009, we dismissed KPMG as our principal accountants. This decision was approved by our board of directors.

The audit reports of KPMG on the financial statements of the Company as of December 31, 2007 and 2008 and for each of the years in the three-year period ended December 31, 2008 and for the period from July 10, 2003 (inception) through December 31, 2008, did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits for the years ended December 31, 2007 and 2008, and through September 17, 2009, there were (1) no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s), if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement(s) in connection with KPMG’s report, or (2) no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

We requested KPMG to furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements made by us and, if not, stating the respects in which it does not agree. A copy of this letter, dated as of December 23, 2009, which states that it agrees with these statements, is filed as exhibit 16.1 to the registration statement of which this prospectus forms a part.

Engagement of New Auditors

On September 17, 2009, our board of directors approved the engagement of Ernst & Young LLP as our independent auditors. Ernst & Young LLP has reported on the financial statements as of and for the year ended December 31, 2009 included in this prospectus. Prior to the year ended December 31, 2009, we did not consult Ernst & Young LLP on any accounting or financial matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors

Tengion, Inc.

We have audited the accompanying balance sheet of Tengion, Inc. (the Company) (a development stage company), as of December 31, 2009, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year ended December 31, 2009, and for the period from July 10, 2003 (inception) through December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of December 31, 2008, for each of the two years in the period then ended, and for the period from July 10, 2003 (inception) through December 31, 2008 were audited by other auditors whose report dated May 29, 2009, expressed an unqualified opinion on those statements. The financial statements for the period July 10, 2003 (inception) through December 31, 2008 include a net loss of $107,351,001. Our opinion on the statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the period July 10, 2003 (inception) through December 31, 2009, insofar as it relates to amounts for prior periods through December 31, 2008, is based solely on the report of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2009, and the results of its operations and its cash flows for the year then ended and the period from July 10, 2003 (inception) through December 31, 2009, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company has incurred recurring losses from operations and will require additional capital to continue its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The December 31, 2009 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 23, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Tengion, Inc.:

We have audited the accompanying balance sheet of Tengion, Inc. (a development-stage company) (the Company) as of December 31, 2008, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2008 and for the period from July 10, 2003 (inception) through December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tengion, Inc. as of December 31, 2008, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008 and for the period from July 10, 2003 (inception) through December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Philadelphia, Pennsylvania

May 29, 2009

TENGION, INC.

(A Development-Stage Company)

Balance Sheets

	December 31,		Pro Forma December 31, 2009
	2008	2009
			unaudited (see note 3)
Assets
Current assets:
Cash and cash equivalents	$45,943,925	$16,804,129	$16,804,129
Short-term investments	4,656,997	2,499,013	2,499,013
Deferred equity offering costs	—	1,104,708	1,104,708
Prepaid expenses and other	567,281	396,105	396,105

Total current assets	51,168,203	20,803,955	20,803,955
Property and equipment, net	20,972,069	16,243,053	16,243,053
Other assets	135,558	191,385	191,385

Total assets	$72,275,830	$37,238,393	$37,238,393

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$5,334,679	$13,196,376	$13,196,376
Accounts payable	857,560	1,854,481	1,854,481
Accrued expenses	3,597,411	2,986,797	2,986,797

Total current liabilities	9,789,650	18,037,654	18,037,654
Long-term debt	21,137,193	8,640,402	8,640,402
Warrant liability	2,129,562	314,431	—
Other liabilities	441,207	403,477	403,477

Total liabilities	33,497,612	27,395,964	27,081,533

Commitments and contingencies (note 13)

Redeemable convertible preferred stock, $0.001 par value, authorized 83,785,721 shares at December 31, 2009; issued and outstanding 81,954,127 shares at December 31, 2008 and 2009 (liquidation value of $188,234,974 at December 31, 2009)	173,856,903	187,916,168	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value; authorized 111,186,811 shares at December 31, 2009; issued and outstanding 9,882,316, 10,172,298, and 92,126,425 shares at December 31, 2008 and 2009, and December 31, 2009 (pro forma), respectively	9,882	10,172	92,126
Additional paid-in capital	2,597,604	3,506,561	191,655,206
Deficit accumulated during the development stage	(137,686,171)	(181,590,472)	(181,590,472)

Total stockholders’ equity (deficit)	(135,078,685)	(178,073,739)	10,156,860

Total liabilities and stockholders’ equity (deficit)	$72,275,830	$37,238,393	$37,238,393

The accompanying notes are an integral part of these financial statements.

TENGION, INC.

(A Development-Stage Company)

Statements of Operations

	Year Ended December 31,			Period from July 10, 2003 (inception) through December 31, 2008	Period from July 10, 2003 (inception) through December 31, 2009
	2007	2008	2009
Operating expenses:
Research and development	$22,335,225	$27,947,270	$17,948,060	$73,760,688	$91,708,748
General and administrative	5,289,545	7,467,407	5,526,800	23,143,272	28,670,072
Depreciation	3,677,900	4,715,448	4,937,092	10,211,647	15,148,739

Total operating expenses	(31,302,670)	(40,130,125)	(28,411,952)	(107,115,607)	(135,527,559)
Interest income	3,006,748	1,415,423	211,045	8,185,182	8,396,227
Interest expense and change in value of preferred stock warrants	(2,691,622)	(3,678,266)	(1,644,129)	(8,420,576)	(10,064,705)

Net loss	(30,987,544)	(42,392,968)	(29,845,036)	$(107,351,001)	$(137,196,037)

Accretion of redeemable convertible preferred stock to redemption value	(8,742,100)	(11,753,958)	(14,059,265)

Net loss attributable to common stockholders	$(39,729,644)	$(54,146,926)	$(43,904,301)

Basic and diluted net loss attributable to common stockholders per share	$(4.15)	$(5.53)	$(4.34)

Weighted average common stock outstanding-basic and diluted	9,575,796	9,793,724	10,112,409

Unaudited pro forma net loss			$(29,845,036)

Unaudited basic and diluted pro forma net loss per share			$(0.32)

Unaudited basic and diluted pro forma weighted average common stock outstanding			92,066,536

The accompanying notes are an integral part of these financial statements.

TENGION, INC.

(A Development-Stage Company)

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Period from July 10, 2003 (inception) through December 31, 2009

			Stockholders’ deficit
	Redeemable Convertible Preferred Stock		Common stock		Additional paid-in capital	Deferred compensation	Deficit accumulated during the development stage	Total
	Shares	Amount	Shares	Amount
Balance, July 10, 2003	—	$—	—	$—	$—	$—	$—	$—
Issuance of common stock to initial stockholder	—	—	2,000,000	2,000	(1,999)	—	—	1
Net loss	—	—	—	—	—	—	(1,031,756)	(1,031,756)

Balance, December 31, 2003	—	—	2,000,000	2,000	(1,999)	—	(1,031,756)	(1,031,755)
Issuance of Series A Redeemable Convertible Preferred stock at $1.61683 per share, net of expenses	18,740,371	30,125,610	—	—	—	—	—	—
Conversion of notes payable, including interest	2,203,206	3,562,211	—	—	—	—	—	—
Issuance of restricted common stock to employees and nonemployees	—	—	3,484,477	3,484	332,797	(335,474)	—	807
Issuance of common stock to consultants	—	—	2,030,000	2,030	19,070	—	—	21,100
Issuance of common stock to convertible noteholders	—	—	1,343,806	1,344	65,847	—	—	67,191
Issuance of options to purchase common stock to consultants for services rendered	—	—	—	—	14,105	(14,105)	—	—
Amortization of deferred compensation	—	—	—	—	—	22,554	—	22,554
Change in value of restricted common stock subject to vesting	—	—	—	—	11,400	(11,400)	—	—
Accretion of Series A Redeemable Convertible Preferred stock to redemption value	—	1,035,205	—	—	—	—	(1,035,205)	(1,035,205)
Net loss	—	—	—	—	—	—	(2,438,912)	(2,438,912)

Balance, December 31, 2004	20,943,577	34,723,026	8,858,283	8,858	441,220	(338,425)	(4,505,873)	(4,394,220)
Issuance of Series A Redeemable Convertible Preferred stock at $1.61683 per share, net of expenses	3,247,095	5,222,430	—	—	—	—	—	—
Issuance of restricted common stock to employees and nonemployees at $0.16 per share	—	—	876,879	877	139,424	(139,424)	—	877
Issuance of warrants to purchase preferred stock to noteholders	—	—	—	—	681,026	—	—	681,026
Issuance of options to purchase common stock to consultants for services rendered	—	—	—	—	6,693	(6,693)	—	— —
Amortization of deferred compensation	—	—	—	—	—	111,688	—	111,688
Accretion of Series A Redeemable Convertible Preferred stock to redemption value	—	3,164,308	—	—	—	—	(3,164,308)	(3,164,308)
Net loss	—	—	—	—	—	—	(9,626,910)	(9,626,910)

Balance, December 31, 2005	24,190,672	43,109,764	9,735,162	9,735	1,268,363	(372,854)	(17,297,091)	(16,391,847)

TENGION, INC.

(A Development-Stage Company)

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Period from July 10, 2003 (inception) through December 31, 2009—(Continued)

			Stockholders’ deficit
	Redeemable Convertible Preferred Stock		Common stock		Additional paid-in capital	Deferred compensation	Deficit accumulated during the development stage	Total
	Shares	Amount	Shares	Amount
Issuance of Series B Redeemable Convertible Preferred stock at $1.82 per share, net of expenses	27,637,363	50,040,289	—	—	—	—	—	—
Issuance of restricted common stock to employees	—	—	50,000	50	—	—	—	50
Issuance of common stock upon exercise of options	—	—	53,125	54	8,446			8,500
Repurchased nonvested restricted stock	—	—	(204,737)	(205)	—	—	—	(205)
Reclassification of deferred compensation	—	—	—	—	(372,854)	372,854	—	—
Reclassification of warrants to purchase preferred stock (note 8)	—	—	—	—	(681,026)	—	—	(681,026)
Stock-based compensation expense	—	—	—	—	399,559	—	—	399,559
Accretion of Series A and Series B Redeemable Convertible Preferred stock to redemption value	—	5,639,599	—	—	—	—	(5,639,599)	(5,639,599)
Net loss	—	—	—	—	—	—	(20,872,911)	(20,872,911)

Balance, December 31, 2006	51,828,035	98,789,652	9,633,550	9,634	622,488	—	(43,809,601)	(43,177,479)
Issuance of Series C Redeemable Convertible Preferred stock at $1.82 per share, net of expenses	18,332,965	33,219,379	—	—	—	—	—	—
Issuance of common stock upon exercise of options	—	—	231,204	231	59,930	—	—	60,161
Repurchased vested restricted stock	—	—	(79,620)	(80)	(93,872)	—	—	(93,952)
Stock-based compensation expense	—	—	—	—	663,948	—	—	663,948
Accretion of Series A, Series B, and Series C Redeemable Convertible Preferred stock to redemption value	—	8,742,100	—	—	—	—	(8,742,100)	(8,742,100)
Net loss	—	—	—	—	—	—	(30,987,544)	(30,987,544)

Balance, December 31, 2007	70,161,000	140,751,131	9,785,134	9,785	1,252,494	—	(83,539,245)	(82,276,966)
Issuance of Series C Redeemable Convertible Preferred stock at $1.82 per share, net of expenses	11,793,127	21,351,814	—	—	—	—	—	—
Issuance of common stock upon exercise of options	—	—	109,084	109	28,386	—	—	28,495
Repurchased vested restricted stock	—	—	(11,902)	(12)	—	—	—	(12)
Stock-based compensation expense	—	—	—	—	1,316,724	—	—	1,316,724
Accretion of Series A, Series B, and Series C Redeemable Convertible Preferred stock to redemption value	—	11,753,958	—	—	—	—	(11,753,958)	(11,753,958)
Net loss	—	—	—	—	—	—	(42,392,968)	(42,392,968)

Balance, December 31, 2008	81,954,127	173,856,903	9,882,316	9,882	2,597,604	—	(137,686,171)	(135,078,685)
Issuance of common stock upon exercise of options	—	—	289,982	290	53,821	—	—	54,111
Stock-based compensation expense	—	—	—	—	855,136	—	—	855,136
Accretion of Series A, Series B, and Series C Redeemable Convertible Preferred stock to redemption value	—	14,059,265	—	—	—	—	(14,059,265)	(14,059,265)
Net loss	—	—	—	—	—	—	(29,845,036)	(29,845,036)

Balance, December 31, 2009	81,954,127	$187,916,168	10,172,298	$10,172	$3,506,561	$—	$(181,590,472)	$(178,073,739)

The accompanying notes are an integral part of these financial statements.

TENGION, INC.

(A Development-Stage Company)

Statements of Cash Flows

				Period from July 10, 2003 (inception) through December 31, 2008	Period from July 10, 2003 (inception) through December 31, 2009
	Year ended December 31
	2007	2008	2009
Cash flows from operating activities:
Net loss	$(30,987,544)	$(42,392,968)	$(29,845,036)	$(107,351,001)	$(137,196,037)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,677,900	4,715,448	4,937,092	10,211,647	15,148,739
Loss on sale of property and equipment	15,783	907	101,434	15,890	117,324
Amortization of net discount on short-term investments	(134,004)	208,722	—	(149,150)	(149,150)
Noncash interest expense (income)	197,810	623,613	(1,364,041)	1,554,000	189,959
Noncash rent expense	77,281	38,365	18,770	218,208	236,978
Stock-based compensation expense	663,948	1,316,724	855,136	2,535,568	3,390,704
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(419,044)	958,052	71,056	(759,469)	(688,413)
Accounts payable	234,702	(1,381,658)	968,506	815,376	1,783,882
Accrued expenses and other	(52,967)	1,012,069	(1,763,428)	4,020,781	2,257,353

Net cash used in operating activities	(26,726,135)	(34,900,726)	(26,020,511)	(88,888,150)	(114,908,661)

Cash flows used in investing activities:
Purchases of short-term investments	(199,570,263)	(13,093,838)	(17,432,016)	(260,564,847)	(277,996,863)
Sales and redemption of short-term investments	210,914,000	41,050,000	19,590,000	256,057,000	275,647,000
Cash paid for property and equipment	(9,421,719)	(2,685,787)	(288,640)	(31,152,132)	(31,440,772)
Proceeds from the sale of property and equipment	2,500	153	6,596	4,710	11,306

Net cash (used in) provided by investing activities	1,924,518	25,270,528	1,875,940	(35,655,269)	(33,779,329)

Cash flows provided by financing activities:
Proceeds from sale of Redeemable Convertible Preferred Stock, net	33,219,379	21,351,814	—	139,959,522	139,959,522
Issuance of common stock	60,161	28,495	54,111	98,897	153,008
Repurchase of restricted stock	(93,952)	(12)	—	(94,169)	(94,169)
Issuance costs related to long-term debt	—	—	—	(85,340)	(85,340)
Payment of deferred equity offering costs	—	—	(7,445)	—	(7,445)
Proceeds from long-term debt	3,296,937	1,136,052	840,595	33,853,702	34,694,297
Payments on long-term debt	(1,172,455)	(674,751)	(5,882,486)	(3,245,268)	(9,127,754)

Net cash provided by (used in) financing activities	35,310,070	21,841,598	(4,995,225)	170,487,344	165,492,119

Net increase (decrease) in cash and cash equivalents	10,508,453	12,211,400	(29,139,796)	45,943,925	16,804,129
Cash and cash equivalents, beginning of period	23,224,072	33,732,525	45,943,925	—	—

Cash and cash equivalents, end of period	$33,732,525	$45,943,925	$16,804,129	$45,943,925	$16,804,129

Supplemental cash flow disclosures:
Noncash investing and financing activities:
Conversion of note principal to Series A Redeemable Convertible Preferred Stock	$—	$—	$—	$3,562,211	$3,562,211
Convertible note issued to initial stockholder for consulting expense	—	—	—	210,372	210,372
Warrants issued with long-term debt	325,240	344,187	8,742	2,176,616	2,185,358
Noncash property and equipment additions	126,639	52,185	79,650	52,185	79,650
Cash paid for interest, net of amounts capitalized	2,490,629	3,052,222	3,008,170	6,852,831	9,861,001

The accompanying notes are an integral part of these financial statements.

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements

December 31, 2009

(1)	Background

Tengion, Inc. (the Company) is a regenerative medicine company incorporated in Delaware on July 10, 2003. The Company is focused on discovering, developing, manufacturing and commercializing replacement human neo-organs and neo-tissues derived from a patient’s own cells, or autologous cells. Building on clinical and preclinical experience, the Company is leveraging its platform to develop its Neo-Urinary Conduit for bladder cancer patients. The Company intends to develop its technology to address unmet medical needs in urologic, renal, gastrointestinal and vascular diseases and disorders. The Company operates as a single business segment.

(2)	Development-Stage Risks and Liquidity

The Company has incurred losses since inception and has a deficit accumulated during the development stage of $181,590,472 as of December 31, 2009, including $44,394,435 of cumulative accretion on the Series A Redeemable Convertible Preferred Stock (Series A), the Series B Redeemable Convertible Preferred Stock (Series B), and the Series C Redeemable Convertible Preferred Stock (Series C). The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of its therapeutic product candidates currently in development or enters into cash flow positive business development transactions. Management believes that cash, cash equivalents, and short-term investments on hand are sufficient to sustain operations through mid-2010 given the ability to control the timing of significant expense commitments. The Company will require additional capital to continue its business operations. The Company is currently exploring external financing alternatives which will be needed by the Company to fund its operations and to commercially develop its products. In the event financing is not obtained, the Company could pursue headcount reductions and other cost cutting measures to preserve cash as well as explore the selected sale of assets to generate additional funds. There is no assurance that such financing alternatives will be available when needed. Accordingly, there is substantial doubt regarding the Company’s ability to continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Operations of the Company are subject to certain risks and uncertainties, including, among others, uncertainty of product candidate development; technological uncertainty; dependence on collaborative partners; uncertainty regarding patents and proprietary rights; comprehensive government regulations; having no commercial manufacturing experience, marketing or sales capability or experience; and dependence on key personnel.

(3)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

(b)	Fair Value of Financial Instruments

As of December 31, 2008 and 2009, the carrying amounts of financial instruments held by the Company, which include cash equivalents, short-term investments, prepaid expenses and other current assets, accounts payable, and accrued expenses, approximate fair value due to the short-term nature of those instruments. In addition, the carrying value of the Company’s debt instruments, which do not have readily ascertainable market values, approximate fair value, given that the interest rates on outstanding borrowings approximate market rates. The carrying value of the warrant liability is the estimated fair value of the liability (note 9).

(c)	Unaudited Pro Forma Balance Sheet Presentation

The unaudited pro forma balance sheet as of December 31, 2009, reflects the expected automatic conversion of the outstanding shares of redeemable convertible preferred stock into 81,954,127 shares of common stock as though the completion of the initial public offering (IPO) contemplated by the filing of the Company’s prospectus had occurred on December 31, 2009. The shares of common stock issued in the IPO and any related estimated net proceeds are excluded from such pro forma information. In addition, the Company has outstanding warrants to purchase 933,929 shares of Series A, 219,780 shares of Series B, and 447,840 shares of Series C, which will automatically convert into warrants to purchase 1,601,549 shares of common stock. The liability related to these warrants has been reclassified to additional paid in capital as these warrants will no longer be exercisable for redeemable preferred shares.

(d)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2008 and 2009, cash and cash equivalents included government-backed money market funds, commercial paper, and various bank deposit accounts.

(e)	Short-term Investments

The Company classifies investments as available-for-sale or held-to-maturity at the time of purchase and reevaluates such designation as of each balance sheet date in accordance with Financial Accounting Standards Board (FASB) accounting guidance for investments. Securities are classified as held-to-maturity when the Company has the positive intent and the ability to hold the securities until maturity. Held-to-maturity investments are recorded at amortized cost, adjusted for the accretion of discounts or premiums. Discounts or premiums are accreted into interest income over the life of the related investment using the straight-line method, which approximates the effective- yield method. Dividend and interest income are recognized when earned. Investments not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains or losses, included as a separate component of stockholders’ deficit. As of December 31, 2008 and 2009, there were no unrealized gains or losses on available-for-sale securities.

(f)	Property and Equipment

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The Company uses a life of three years for computer

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

equipment, five years for laboratory and office and warehouse equipment, seven years for furniture and fixtures, and the lesser of the useful life of the asset or the remaining life of the underlying facility lease for leasehold improvements. Expenditures for maintenance, repairs, and betterments that do not prolong the useful life of the asset are charged to expense as incurred. The Company capitalizes interest in connection with the construction of property and equipment.

(g)	Impairment of Long-Lived Assets

In accordance with FASB accounting guidance, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. As of December 31, 2008 and 2009, management believes that no modification of the remaining useful lives or write-down of long-lived assets is required.

(h)	Research and Development

Research and development costs are charged to expense as incurred. Research and development costs consist of:

•	personnel related expenses, including salaries, benefits, travel, and other related expenses, including stock-based compensation;

•	payments made to third party contract research organizations for preclinical studies, investigative sites for clinical trials, and consultants;

•	costs associated with regulatory filings and the advancement of the Company’s product candidates through preclinical studies and clinical trials;

•	laboratory and other supplies,

•	manufacturing development costs; and

•	related facility maintenance.

(i)	Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, the FASB issued guidance related to accounting for uncertainty in income taxes. This authoritative interpretation clarified and standardized the manner by which companies are required

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

to account for uncertain income tax positions. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of the accrual for which an exposure exists is measured as the largest amount of benefit determined on a cumulative probability basis that the Company believes is more likely than not to be realized upon ultimate settlement of the position. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. The Company adopted this guidance effective January 1, 2007. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

(j)	Stock-Based Compensation

Prior to January 1, 2006, the Company applied the intrinsic-value method of accounting prescribed in previous FASB accounting guidance that was later superseded to account for its stock options issued to employees and directors. Under this method, compensation expense was recorded on the date of grant only if the current fair market value of the underlying stock exceeded the exercise price.

On January 1, 2006, the Company adopted the revised accounting standards for stock-based compensation, which was applied prospectively to new awards and to awards modified, repurchased, or canceled after December 31, 2005. Therefore, prior-year financial statements have not been restated. This current guidance requires companies to measure and recognize compensation expense for all employee stock-based payments at fair value, net of estimated forfeitures, over the vesting period of the underlying share-based awards. In addition, the Company accounts for stock-based compensation to nonemployees in accordance with the FASB accounting guidance for equity instruments that are issued to other than employees.

Determining the appropriate fair value of share-based payment awards require the input of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The Company uses the Black-Scholes option-pricing model to value its stock option awards. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, share-based compensation expense could be materially different in the future. Since the Company is not public and it does not have sufficient historical volatility for the expected term of its options, it uses comparable public companies as a basis for its expected volatility to calculate the fair value of option grants.

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts will be recorded as an adjustment in the period in which estimates are revised. The Company considers many factors when estimating expected forfeitures for stock awards granted to employees, consultants and directors, including types of awards, employee class, and an analysis of the Company’s historical and known forfeitures on existing awards. Under the true-up provisions of the FASB stock based compensation guidance, the Company records additional expense if the actual forfeiture rate is lower than estimated, and a recovery of expense if the actual forfeiture rate is higher than estimated, during the period in which the options vest.

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

The fair value of the Company’s common stock underlying stock options granted during 2007, 2008 and 2009 was determined by the compensation committee pursuant to authority delegated by the board of directors. In the absence of a public trading market of the Company’s common stock, the Company’s compensation committee was required to estimate the fair value of the Company’s common stock at each option grant date. The Company’s compensation committee utilized methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide (AICPA Practice Guide), Valuation of Privately-Held-Company Equity Securities Issued as Compensation, considering numerous objective and subjective factors to determine common stock fair market value at each option grant date, including but not limited to the following factors:

•

Arm’s length private transactions involving the Company’s preferred stock, including the sale of the Company’s Series A at $1.61683 per share in 2004 and 2005, sale of the Company’s Series B at $1.82 per share in 2006 and sale of the Company’s Series C at $1.82 per share in 2007 and 2008, all with superior rights and preferences to the Company’s common stock;

•	Financial and operating performance;

•	Market conditions;

•	Developmental milestones achieved;

•	Business risks; and

•	Management and board experience.

Beginning in January 2006, the Company’s compensation committee commenced periodic contemporaneous assessments of the valuation of the Company’s common stock. These valuations were performed concurrently with the achievement of significant milestones or with major financing events as of January 31, 2006; June 23, 2006; December 31, 2006; September 24, 2007; February 1, 2008; July 31, 2008; October 15, 2008; January 15, 2009; February 13, 2009 and July 31, 2009. In performing these valuation analyses, the Company utilized pricing indications implied from its most recent sales of preferred securities, market pricing information from companies that it considered to be comparable or that it believed would be priced in a similar fashion; discounted cash flow models, assessment of milestones achieved, risks reduced and market conditions, as well as pricing from IPO’s in the life sciences industry. With the exception of the value indication from its latest preferred round of securities, each method produced a future value. These future value indications were discounted back to a present value using a risk-adjusted rate of return appropriate for an early-stage, pre-revenue company. For the 2006 and July 31, 2009 valuations, the determined equity value was allocated using an option pricing model, based on the Black-Scholes option pricing formula. From September 2007 through February 2009, the Company used a probability-weighted equity return model (PWERM) to allocate equity value to the various equity securities in the Company’s capital structure. The July 2009 valuation utilized an option pricing model due to the relatively low probability of an IPO transaction at the time.

The following table represents a summary of the contemporaneous valuations performed by the Company’s compensation committee. Listed are the related stock option grants and exercise prices from January 1, 2007 through December 31, 2009:

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

Date of Valuation	Grants	Number of Shares	Exercise or Purchase Price per Share	Per Share Estimated Fair Value of Common Stock
December 31, 2006	From January 2007 to August 2007	1,001,028	$1.18	$1.18
September 24, 2007	From September 2007 to January 2008	1,849,440	$1.28	$1.28
February 1, 2008	From February 2008 to July 30, 2008	1,161,995	$1.71	$1.71
July 31, 2008	From July 31, 2008 to October 14, 2008	557,000	$1.39	$1.39
October 15, 2008	From October 15, 2008 to January 14, 2009	44,000	$0.81	$0.81
January 15, 2009	From January 15, 2009 to February 12, 2009	36,500	$0.69	$0.69
February 13, 2009	From February 13, 2009 to July 30, 2009	4,000	$0.14	$0.14
July 31, 2009	From July 31, 2009 to October 31, 2009	5,149,471	$0.03	$0.03

On August 26, 2009, the Company modified the exercise price for all options outstanding held by active employees to $0.03 resulting in an incremental value expense, defined as the excess of the fair value of the modified options over the fair value of the original options immediately before these terms were modified, of $72,416, of which $43,488 was recognized as compensation in 2009. The remaining charge will be recognized over the remaining vesting period of the options that were modified.

(k)	Net Loss Per Share

Basic and diluted net loss per common share is determined by dividing net loss attributable to common stockholders by the weighted-average common shares outstanding less the weighted-average shares subject to repurchase during the period. For all periods presented, the outstanding Series A, Series B, and Series C, common stock options and preferred and common stock warrants have been excluded from the calculation because their effect would be anti-dilutive. Therefore, the weighted-average shares used to calculate both basic and diluted loss per share are the same.

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

The following potentially dilutive securities have been excluded from the computations of diluted weighted-average shares outstanding as of December 31, 2007, 2008, and 2009, as they would be anti-dilutive:

	December 31,
	2007	2008	2009

Redeemable convertible preferred stock	70,161,000	81,954,127	81,954,127
Options outstanding	6,463,570	7,523,520	10,327,763
Unvested restricted stock	698,854	46,250	6,250
Warrants outstanding	1,425,288	1,650,059	1,657,936

The pro forma net loss per share is computed using the weighted-average number of common shares outstanding and assumes the conversion of all outstanding shares of the Company’s Series A, Series B, and Series C into an aggregate of 81,954,127 shares of common stock upon completion of the Company’s planned IPO, as if they had occurred at the later of the beginning of the period or date of issuance. The Company believes the unaudited pro forma net loss per share provides material information to investors, as the conversion of the Company’s preferred stock to common stock is expected to occur upon the closing of an IPO, and the disclosure of pro forma net loss per share thus provides an indication of net loss per share that is comparable to what will be reported by the Company as a public company.

(l)	Deferred Equity Offering Costs

Costs have been incurred in connection with the planned initial public offering of the Company’s common stock. As of December 31, 2009, legal and accounting costs aggregating approximately $1.1 million have been deferred and are reflected as a current asset in the accompanying balance sheet. Upon the consummation of the offering, these costs will be treated as a reduction of the proceeds from the offering and will be included as a component of additional paid-in-capital. If the offering is terminated, the costs will be charged to expense in the period that it becomes probable that the costs are no longer realizable.

(m)	Recently Issued Accounting Standards

The Company adopted new accounting guidance on fair value measurements effective January 1, 2008, for financial assets and liabilities. In addition, effective January 1, 2009, the Company adopted this guidance as it relates to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability, referred to as the exit price, in an orderly transaction between market participants at the measurement date. The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. See additional disclosures in Note 4 related to the adoption of this fair value guidance.

In June 2008, the FASB issued new guidance related to assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for the purposes of determining whether such equity-linked financial instrument (or embedded feature) is subject to derivative accounting The Company adopted this new guidance effective January 1, 2009. The

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

adoption of this guidance did not have a material impact on the Company’s results of operations or financial condition.

In May 2009, the FASB issued new guidance on subsequent events. The standard provides guidance on management’s assessment of subsequent events and incorporates this guidance into accounting literature. The standard is effective prospectively for interim and annual periods ending after June 15, 2009 and the Company adopted this guidance commencing with the issuance of the September 30, 2009 financial statements. The implementation of this standard did not have a material impact on the Company’s financial position and results of operations. The Company has evaluated subsequent events through February 23, 2010, the date of issuance of the December 31, 2009 financial statements.

In April 2009, the FASB issued a staff position requiring fair value disclosures in both interim as well as annual financial statements in order to provide more timely information about the effects of current market conditions on financial instruments. The guidance is effective for interim and annual periods ending after June 15, 2009, and the Company adopted this guidance commencing with the issuance of the September 30, 2009 financial statements. The implementation of this standard did not have a material impact on the Company’s balance sheet and results of operations.

In June 2009, FASB Accounting Standards Codification (Codification) was issued, effective for financials statements issued for interim and annual periods ending after September 15, 2009. The Codification supersedes literature of the FASB, Emerging Issues Task Force and other sources. The Codification did not change U.S. generally accepted accounting principles. The implementation of this standard did not have a material impact on the Company’s balance sheet and results of operations.

(4)	Short-term Investments and Financial Instruments

Short-term investments consist of investments in commercial paper as of December 31, 2008 and December 31, 2009. The Company has the ability and intent to hold these investments until maturity and therefore has classified the investments as held-to-maturity. Due to the short-term nature of these investments, unrealized gains and losses have been deemed temporary and therefore not recognized in the accompanying financial statements. Income generated from short-term investments is recorded to interest income. As of December 31, 2009, the investments are classified as short term as the dates to maturity of such instruments are less than one year.

The following is a summary of the Company’s short-term investments:

	December 31,
	2008	2009
Held-to-maturity
Commercial paper	$1,498,848	$2,499,013
U.S. government agency securities	3,158,149	—

Total short-term investments	$4,656,997	$2,499,013

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

The Company adopted new FASB accounting guidance on fair value measurements effective January 1, 2008 for financial assets and liabilities measured on a recurring basis. The guidance requires fair value measurements be classified and disclosed in one of the following three categories:

•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

•	Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following fair value hierarchy table presents information about each major category of the Company’s financial assets and liability measured at fair value on a recurring basis as of December 31, 2009 and 2008.

	Fair value measurement at reporting date using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
At December 31, 2009
Assets
Cash and cash equivalents	$16,804,129	$—	$—	$16,804,129
Short-term investments	2,499,013	—	—	2,499,013

	$19,303,142	$—	$—	$19,303,142

Liabilities
Warrant liability	$—	$—	$314,431	$314,431

At December 31, 2008
Assets
Cash and cash equivalents	$45,943,925	$—	$—	$45,943,925
Short-term investments	4,656,997	—	—	4,656,997

	$50,600,922	$—	$—	$50,600,922

Liabilities
Warrant liability	$—	$—	$2,129,562	$2,129,562

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

The reconciliation of warrant liability measured at fair value on a recurring basis using unobservable inputs (Level 3) is as follows:

Warrant Liability
Balance at January 1, 2008	$1,728,401
Issuance of additional warrants	344,187
Change in fair value of warrant liability	56,974

Balance at December 31, 2008	2,129,562
Issuance of additional warrants	8,742
Change in fair value of warrant liability	(1,823,873)

Balance at December 31, 2009	$314,431

The fair value of the warrant liability is based on Level 3 inputs. For this liability, the Company developed its own assumptions that do not have observable inputs or available market data to support the fair value. See Note 9 for further discussion of the warrant liability.

(5)	Property and Equipment

Property and equipment consisted of the following:

	December 31
	2008	2009
Office and warehouse equipment	$356,526	$356,249
Computer equipment	1,087,136	1,232,059
Furniture and fixtures	507,671	524,132
Laboratory equipment	7,606,345	7,703,776
Leasehold improvements	21,329,383	21,396,526
Construction in progress	236,982	9,808

	31,124,043	31,222,550
Less accumulated depreciation	(10,151,974)	(14,979,487)

	$20,972,069	$16,243,063

The Company capitalized $377,231 of interest during the year ended December 31, 2007.

(6)	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2008	2009
Accrued compensation and benefits	$1,130,734	$891,179
Accrued consulting and professional fees	824,744	996,574
Accrued research and development	1,421,262	777,582
Other	220,671	321,462

	3,597,411	2,986,797

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

(7)	2009 Restructuring Plan

In 2009, the Company implemented a restructuring plan which reduced headcount by 34 employees due to the postponement of commencing a Phase III clinical trial. Expenses incurred related to the 2009 restructuring consist of termination benefits of $853,465 in the year ended December 31, 2009, of which $550,652 is included in research and development expense and $302,813 is included in general and administrative expense in the accompanying statements of operations. Below is a summary of the activity related to the 2009 restructuring program for the year ended December 31, 2009:

	2009 Charges to Operations	2009 Charges Utilized	Accrual Balance at December 31, 2009
One time termination benefits	$853,465	$640,104	$213,361

(8)	Debt

Total debt outstanding consists of the following:

	December 31,
	2008	2009
Working Capital Note	$20,000,000	$17,315,175
Equipment and Supplemental Working Capital Notes	6,275,022	4,019,394
Machinery and Equipment Loan	1,033,410	931,972
Unamortized debt discount	(836,560)	(429,763)

	26,471,872	21,836,778
Less current portion	(5,334,679)	(13,196,376)

	$21,137,193	$8,640,402

Principal payments due as of December 31, 2009 are as follows:

2010	13,477,564
2011	8,621,741
2012	167,236

22,266,541
Less unamortized debt discount	(429,763)

$21,836,778

In 2006, the Company had executed a $20 million working capital loan (the Working Capital Note) with a lender to fund working capital needs of the Company. In September 2007, the Company refinanced the terms of the Working Capital Note. Under the new terms, the Company had an additional 16-month period of interest-only payments followed by 30 monthly payments of principal and accrued interest at the same rate as the original refinanced loans. In October 2008, the Company again refinanced the terms of the Working Capital Note. The repayment terms of $14.2 million of the Working Capital Note were extended to add an additional six-month period of interest-only payments through July 2009 followed by

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

24 monthly payments of principal and accrued interest at an annual interest rate of 12.26%. The repayment of $5.8 million of the Working Capital Note was extended to add a 14-month period of interest-only payments through January 2010 followed by 20 monthly payments of principal and accrued interest at an annual interest rate of 12.26%. The Company recorded interest expense of $2,357,691, $2,373,409 and $2,370,268 related to the Working Capital Note for the years ended December 31, 2007, 2008 and 2009, respectively.

In connection with execution of the original Working Capital Note, the lender received warrant coverage of 9% for the first $15 million and 8% for the additional $5 million of the original Working Capital Note (note 9). In connection with the refinancing in September 2007 and October 2008, the lender received additional warrants to purchase 193,918 and 212,016 shares of Series C, respectively. In accordance with FASB accounting guidance, the proceeds from the Working Capital Notes were allocated to the Working Capital Notes and the warrants based on relative fair values. The fair value of the warrants issued in connection with the Working Capital Note for the years ended December 31, 2007, 2008 and 2009 was determined to be $260,491, $326,688 and $826, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Years Ended December 31,
	2007	2008	2009
Expected dividend yield	— %	— %	— %
Expected volatility	60.70%	83.50%	76.50%
Risk-free interest rate	4.74%	3.81%	3.40%
Contractual life	10 years	10 years	10 years

The relative fair value of the warrants has been recorded against the carrying value of the Working Capital Note as an original issue discount (OID) which is being amortized as interest expense over the term of the Working Capital Note. During the years ended December 31, 2007, 2008 and 2009, the Company recognized a noncash charge to interest expense of $421,757, $501,499 and $371,987, respectively, for the amortization of OID.

The Company has an additional $9.8 million loan with another lender to fund equipment and other asset purchases. The loan consists of a $7.4 million note to purchase equipment (the Equipment Note) and a $2.4 million note for other soft costs (the Supplemental Working Capital Note) for purchases from July 2005 through December 2009. In October 2007, the Company refinanced a portion of the Equipment and Supplemental Working Capital Notes with a carrying amount of $4.6 million. Under the new terms of the refinanced Equipment and Supplemental Working Capital Notes, the Company has a 12-month period of interest-only payments through October 2007 followed by 24 monthly payments of principal and accrued interest at an annual interest rate of 10.44%. In the fourth quarter of 2007, the Company executed an additional loan facility in the amount of $0.9 million on the Equipment and Supplemental Working Capital Notes. During 2008, the Company executed an additional loan in the amount of $1.1 million on the Equipment and Supplemental Working Capital Notes. During 2009, the Company executed an additional loan in the amount of $0.5 million on the Equipment and Supplemental Working Capital Notes. As of December 31, 2009 the Equipment Note bears interest at an average rate of 11.69% and matures over 36 to 48 months and the Supplemental Working Capital Note bears interest at an average rate of 11.67% and matures over 36 months. The Company recorded interest expense of $510,169, $618,641 and $581,852 related to the Equipment and Supplemental Working Capital Notes for the years ended December 31, 2007, 2008 and 2009, respectively.

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

The lender also received warrant coverage of 2% of the Equipment and Supplemental Working Capital Notes (note 9). In connection with the October 2007 refinancing, the lender also received warrants to purchase 26,000 shares of Series C. In 2008, the lender received warrants to purchase 4,726 shares of Series A and 8,029 shares of Series C shares in connection with the additional executed loans. During 2009, the lender received warrants to purchase 5,884 shares of Series C in connection with the additional executed loans. The fair value of the warrants issued in connection with the Equipment and Supplemental Working Capital Notes for the years ended December 31, 2007, 2008 and 2009 was determined to be $64,749, $17,499 and $7,916, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Years ended December 31,
	2007	2008	2009
Expected dividend yield	— %	— %	— %
Expected volatility	62.82%	75.09%	74.90%
Risk-free interest rate	4.44	3.06	2.55
Contractual life	8 years	8 years	8 years

The relative fair value of the warrants has been recorded against the carrying value of the Equipment and Supplemental Working Capital Notes as OID which is being amortized as interest expense over the term of the Equipment and Supplemental Working Capital Notes. During the years ended December 31, 2007, 2008 and 2009, the Company recognized a noncash charge to interest expense of $29,958, $44,265 and $43,552, respectively, for the amortization of OID.

In December 2007, the Company executed a $1.65 million agreement with the Commonwealth of Pennsylvania to fund machinery and equipment and other asset purchases (MELF Loan) through December 31, 2009. On December 31, 2007 the Company borrowed $1.3 million of the MELF loan to fund equipment purchases. In March 2009, the Company borrowed an additional $0.3 million of the MELF loan to fund equipment purchases. Under the terms of the MELF Loan, the Company has a four year period of payments of principal and accrued interest at an annual interest rate of 5%. The Company recorded interest expense of $60,171 and $54,409 related to the MELF Loan for the years ended December 31, 2008 and 2009, respectively.

In connection with the Working Capital Note, Equipment Note, Supplemental Working Capital Note, and the MELF Loan, the Company incurred financing costs of $189,771, recorded as other assets on the accompanying balance sheets, which are being amortized on a straight-line basis until maturity of the related notes. During the years ended December 31, 2007, 2008 and 2009, the Company recorded amortization of these deferred financing costs of $16,215, $20,875 and $44,293, respectively, included in interest expense on the accompanying statements of operations.

Borrowings under the Working Capital Note are secured by all assets of the Company, except for Intellectual Property and permitted liens that have priority, including liens on equipment subsequently acquired to secure the purchase price or lease obligation, as defined in the loan agreement. Borrowings under the Equipment Note, Supplemental Working Capital Note and the MELF Loan are secured by equipment, as defined in the loan agreements.

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

(9)	Capital Structure

Redeemable Convertible Preferred Stock

As of December 31, 2009, the authorized and outstanding redeemable convertible preferred stock and their principal terms are as follows:

Series	Shares authorized	Shares outstanding	Carrying amount	Liquidation value
A	25,124,601	24,190,672	$58,811,567	$58,865,554
B	27,857,143	27,637,363	65,923,396	66,029,990
C	30,803,977	30,126,092	63,181,205	63,339,430

In August 2004 and March 2005, the Company issued 20,943,577 and 3,247,095 shares, respectively, of Series A-1 at $1.61683 per share. The shares issued in August 2004 resulted in cash proceeds of approximately $30.1 million, net of transaction costs, and the conversion of principal and interest on the convertible notes in the aggregate amount of approximately $3.6 million. The shares issued in March 2005 resulted in cash proceeds of approximately $5.2 million, net of transaction costs. In June 2006, the Company converted each share of Series A-1 into one share of Series A. All terms of the Series A remained the same as the Series A-1. In June 2006, the Company issued 27,637,363 shares of Series B at $1.82 per share. The shares issued resulted in cash proceeds of approximately $50.0 million, net of transaction costs. In September 2007 and October 2008, the Company issued 18,332,965 and 11,793,127 shares of Series C, respectively, at $1.82 per share. The shares issued resulted in cash proceeds of approximately $33.2 million and $21.4 million, net of transaction costs, in 2007 and 2008, respectively.

The Series A, Series B, and Series C are convertible into common stock at the option of the holder on a share-for-share basis, subject to certain customary antidilution adjustments contained in the Company’s certificate of incorporation, which are triggered, with respect to each series of preferred stock, in the event the Company sells shares of its equity securities, including derivative securities, but subject to certain customary exceptions, at a price lower than the conversion price in effect for that series of preferred stock, which conversion price is initially equal to the purchase price for that series of preferred stock. In the event of such a sale, the conversion price then in effect for the applicable series of preferred stock shall be reduced by multiplying this conversion price by a fraction, the numerator of which shall be the number of shares of common stock outstanding immediately prior to such sale, which number of shares includes all common stock issuable upon conversion of outstanding preferred stock and the conversion or exercise of all outstanding stock options and other derivative securities, plus the number of shares of stock the aggregate consideration received from the new sale would purchase at the existing conversion price applicable to that series of preferred stock, and the denominator of which shall be the number of shares of common stock outstanding immediately prior to such sale, which number of shares includes all common stock issuable upon conversion of outstanding preferred stock and the conversion or exercise of all outstanding stock options and other derivative securities, plus the number of shares actually being sold. In addition, the Series A, Series B and Series C are entitled to vote together with the common stockholders as one class and are entitled to separate votes on certain matters. The Series A, Series B, and Series C convert automatically on a share to share basis into shares of common stock upon the closing of a qualified IPO, as defined.

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

The Series A, Series B, and Series C stockholders are entitled to receive an annual 8% dividend, when and if declared by the board of directors. No dividends have been declared through December 31, 2009. As of December 31, 2009, there were $19,753,349, $15,729,989 and $8,509,943 of accrued and unpaid Series A, Series B, and Series C dividends, respectively.

The Series A, Series B and Series C stockholders are entitled to a liquidation preference of their original purchase price of $1.61683 per share for Series A and $1.82 per share for Series B and Series C, plus accumulated unpaid dividends, in the event of liquidation, dissolution, or winding up of the Company. In the event the Company merges with, or is acquired by, another entity, such merger or acquisition could be deemed a dissolution upon the majority vote of the Series A, Series B, and Series C stockholders.

In September 2012, the Series B and Series C become subject to redemption at the option of the majority of the then outstanding Series B and Series C stockholders at a price equal to the original purchase price plus any accumulated unpaid dividends. If the Series B and Series C stockholders make a redemption request then all of the Series A becomes subject to redemption at a price equal to the Series A original purchase price plus any accumulated unpaid dividends.

The Company incurred aggregate costs of $201,957 for Series A, $259,712 for Series B, and $258,295 for Series C, respectively, in connection with the sale of the Series A, Series B, and Series C, which reduced the initial carrying value of each Series of redeemable convertible preferred stock. As a result of the Series A, Series B and Series C redemption feature, the initial carrying value of the Series A, Series B, and Series C will be accreted to its redemption value through September 2012. The accretion of issuance costs during the years ended December 31, 2007, 2008 and 2009 was $86,415, $93,597 and $115,932, respectively.

Common Stock

Since inception, the Company has sold common stock to certain officers, directors, employees, consultants, and Scientific Advisory Board members. As of December 31, 2009, the Company was authorized to issue 111,186,811 shares of common stock. Each holder of common stock is entitled to one vote for each share held. The Company will, at all times, reserve and keep available out of its authorized but unissued shares of common stock sufficient shares to affect the conversion of the shares of redeemable convertible preferred stock and the exercise of outstanding stock options and warrants.

Warrants

In conjunction with the Working Capital Note, Equipment Note, and the Supplemental Working Capital Note, the Company issued warrants to purchase shares of Series A, B, and C. The warrants are immediately exercisable. Warrants related to the Working Capital Note expire ten years from the date of issuance or five years after an IPO of the Company’s common stock. Warrants related to the Equipment and Supplemental Working Capital Notes expire the earlier of eight years from the date of issuance or upon Company acquisition as defined in the warrant agreement.

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

As of December 31, 2009, the following warrants to purchase Preferred Stock were outstanding:

Series	Number of shares	Exercise Price	Expiration
A	933,929	$1.6168	August 2013 through December 2016
B	219,780	$1.82	September 2015 through December 2016
C	447,840	$1.82	September 2015 through October 2018

The warrants are classified as warrant liability on the accompanying balance sheet in accordance with FASB accounting guidance, as the warrants entitle the holder to purchase preferred stock, which may be redeemed at the option of the holder.

Warrants that are classified as a liability are revalued at each reporting date until the warrants are exercised or expire with changes in the fair value reported in the statements of operations as a component of interest expense. The fair value of the warrants are subject to fluctuation based on changes in the Company’s preferred stock price, expected volatility, remaining contractual life, and the risk-free interest rate. At December 31, 2007, the aggregate fair value of these warrants decreased from their fair value as of December 31, 2006 and the initial fair value of warrants issued during 2007, resulting in a noncash credit to interest expense and change in value of preferred stock warrants of $270,120 during the year ended December 31, 2007. At December 31, 2008, the aggregate fair value of these warrants increased from their fair value as of December 31, 2007 and the initial fair value of warrants issued during 2008, resulting in a noncash debit to interest expense and change in value of preferred stock warrants of $56,974 during the year ended December 31, 2008. At December 31, 2009, the change in fair value of these warrants recognized in interest expense and change in value of preferred stock warrants was a credit of $1,823,873. The warrants were revalued using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31, 2007		December 31, 2008		December 31, 2009
	Working Capital Note	Equipment and Supplemental Working Capital Note	Working Capital Note	Equipment and Supplemental Working Capital Notes	Working Capital Note	Equipment and Supplemental Working Capital Notes
Expected dividend yield	—	—	—	—	—	—
Expected volatility	60.70%	60.70%	77.55%	64.51%	72.20%	65.90%
Risk-free interest rate	4.14%	3.97%	3.31%	3.11%	2.79%	2.46%
Remaining contractual life	8.4 years	6.9 years	7.9 years	6.4 years	7.0 years	5.5 years

No common stock warrants were issued in 2007, 2008 or 2009. As of December 31, 2009, the Company had 56,387 common stock warrants outstanding.

(10)	Stock-Based Compensation

The Company currently maintains the 2004 Stock Incentive Plan (the Plan), which provides for grants of equity to employees, directors, and consultants of the Company, in the form of restricted stock, stock appreciation rights, and stock options. The amounts and terms of options granted are determined by the Company’s compensation committee. The equity awards granted under the Plan generally vest over four years and have terms of up to ten years after the date of grant, and options are exercisable in cash or as otherwise determined by the board of directors. As of December 31, 2009, 4,344,642 shares of common stock were available for future grants under the Plan.

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

Restricted Stock

The Company has issued restricted stock as compensation for the services of certain employees and other third parties. The grant date fair value of restricted stock was based on the fair value of the common stock on the date of grant, and compensation expense is recognized based on the period in which the restrictions lapse.

The following summarizes the Company’s restricted stock activity:

	Number of Shares	Weighted - Average Grant Date Fair Value
Nonvested shares at December 31, 2006	1,690,549	0.13

Granted	—	—
Vested	(991,695)	0.10
Forfeited / repurchased	—	—

Nonvested shares at December 31, 2007	698,854	0.15

Granted	—	—
Vested	(640,702)	0.13
Forfeited / repurchased	(11,902)	0.17

Nonvested shares at December 31, 2008	46,250	0.26

Granted	—	—
Vested	(40,000)	0.24
Forfeited / repurchased	—	—

Nonvested shares at December 31, 2009	6,250	$0.40

The total intrinsic value of restricted stock that vested was $1,269,369, $518,969 and $8,000 for the years ended December 31, 2007, 2008 and 2009, respectively. Total stock-based compensation expense for restricted stock was $229,035, $212,117, and $9,823 for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, there was $829 of unrecognized compensation expense, related to nonvested restricted stock awards, which is expected to be recognized over a weighted average period of less than one year.

For restricted stock subject to vesting, the Company has certain repurchase rights. In the event that the employment or consulting relationship terminates, excluding the Chief Executive Officer (CEO), the Company has the right to repurchase any or all of the unvested restricted shares at the original fair value per share and any or all of the vested shares at the then fair market value per share. In the event the employment relationship terminates with the CEO, the Company has only the right to repurchase any or all of the unvested restricted shares at the original fair value per share, but not the vested restricted shares. However, if any employee, including the CEO, is terminated for cause, the vested restricted shares are subject to repurchase at the original fair value per share.

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

Stock Options

The following table summarizes stock option activity under the Plan:

	Number of Shares	Weighted- Average Exercise price	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2006	3,904,135	0.36
Granted	2,820,468	1.24
Exercised	(231,204)	0.26
Cancelled/forfeited	(29,829)	0.44

Outstanding at December 31, 2007	6,463,570	0.75
Granted	1,782,995	1.58
Exercised	(204,512)	0.52
Cancelled/forfeited	(518,533)	0.95

Outstanding at December 31, 2008	7,523,520	0.94
Granted	5,199,971	0.03
Exercised	(289,982)	0.19
Cancelled/forfeited	(2,105,746)	0.93

Outstanding at December 31, 2009	10,327,763	$0.07

Vested and expected to vest at December 31, 2009	9,794,564	$0.07	8.47	$1,574,589

Exercisable at December 31, 2009	3,428,226	$0.12	6.93	$505,760

During 2008, 95,428 shares were withheld upon the exercise of stock options to satisfy the exercise price of such options.

During 2007, 2008 and 2009, the Company issued 2,800,468, 1,577,995 and 5,199,971 stock options, respectively, to employees and non-employee directors under the Plan. The per-share weighted average fair value of the options granted to employees during 2007, 2008 and 2009 was estimated at $0.75, $0.96 and $0.03, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31,
	2007	2008	2009
Expected dividend yield	— %	— %	— %
Expected volatility	61.46%	64.11%	66.18%
Risk-free interest rate	4.02%	3.09%	2.65%
Expected life	6 years	6 years	6 years

Total stock-based compensation expense recognized for stock options to employees and non-employee directors for the years ended December 31, 2007, 2008 and 2009 was $365,058, $989,973 and $864,462, respectively. In addition, the Company recognized $46,952 of additional

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

stock-based compensation expense during 2009 in association with the modification of 4,644,045 stock options previously granted to active employees during the third quarter of 2009. As of December 31, 2009, there was $1,228,539 of unrecognized compensation expense, net of forfeitures, related to non-vested employee stock options and remaining incremental expense associated with the modification and $45,830 of unrecognized compensation expense related to non-vested non-employee director stock options, which are expected to be recognized over a weighted average period of approximately 3.28 years.

During 2007 and 2008, the Company issued 20,000, and 205,000 stock options, respectively, to non-employee consultants under the Plan. No options were granted to non-employees during the year ended December 31, 2009. The per-share weighted-average fair value of the options granted to non-employees during 2007 and 2008 was estimated at $0.93 and $1.65, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2008
Expected dividend yield	— %	— %
Expected volatility	69.00%	82.89%
Risk-free interest rate	5.00%	3.72%
Expected life	10 years	10 years

Total stock-based compensation expense recognized for stock options to nonemployees for the years ended December 31, 2007 and 2008, was $69,855 and $114,634, respectively. For the year ended December 31, 2009, the Company recognized a credit of $65,741 due to the decline in the per-share fair value of the outstanding options granted to non-employees. As of December 31, 2009, there was approximately $2,355 of unrecognized compensation expense related to non-vested non-employee stock options, which is expected to be recognized over a weighted average period of less then one year.

(11)	Employee Benefit Plan

The Company maintains a defined contribution 401(k) plan (the 401(k) Plan) for the benefit of its employees. Employee contributions are voluntary and are determined on an individual basis, limited by the maximum amounts allowable under federal tax regulations. As of December 31, 2009, the Company has not elected to match any of the employee’s contributions to the 401(k) Plan.

(12)	Related-Party Transactions

Prior to 2007, consulting services were provided to the Company under two consulting agreements, one with a member of the Company’s board of directors, who resigned from the Company’s board of directors in June 2006, and one with a consulting firm owned by a member of the Company’s board of directors. During 2007 and through the first quarter of 2008, the Company continued consulting services with the consulting firm owned by a member of the Company’s board of directors. Fees and expenses under these agreements were $36,207, $5,500, $0 and $975,825 for the years ended December 31, 2007, 2008 and 2009, and for the period from July 10, 2003 (inception) through December 31, 2009, respectively, and was recorded as general and administrative expense and research and development expense in the accompanying statements of operations.

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

(13)	Commitments and Contingencies

(a)	Leases

The Company leases office space and office equipment under operating leases, which expire at various times through February 2016. Rent expense under these operating leases was $702,497, $731,144, $728,531, and $3,116,837 for the years ended December 31, 2007, 2008 and 2009, and for the period from July 10, 2003 (inception) through December 31, 2009 respectively. Future minimum lease payments as of December 31, 2009 are as follows:

2010	585,520
2011	885,096
2012	836,668
2013	856,669
2014	876,670
2015 and thereafter	1,046,672

Total minimum lease payments	$5,087,295

(b)	License and Research Agreements

In 2003, a license agreement was executed with Children’s Medical Center Corporation (CMCC), whereby CMCC granted the Company a license to utilize certain patent rights. In accordance with the license agreement, the Company paid an initial license fee of $175,000, which was recorded as research and development expense. Additionally, the license agreement requires the Company to reimburse CMCC for patent costs related to the underlying licensed rights. In 2007, 2008 and 2009, and for the period from July 10, 2003 (inception) through December 31, 2009 the Company recorded $332,862, $246,750, $182,846, and $1,989,202 respectively, as general and administrative expenses related to the reimbursement of such patent costs in the accompanying statements of operations.

The Company is obligated to make payments to CMCC upon the occurrence of various development and sales milestones. During the fourth quarter of 2006, the Company achieved two of its development milestones for the first licensed product launched, as defined in the agreement, and paid $350,000, which was recorded as research and development expense for the year ended December 31, 2006. No further milestones payments were made during 2007, 2008, or 2009. If the Company develops and obtains regulatory approval of a licensed product in each of the four subfields covered under the license, it will be required to pay CMCC milestones aggregating approximately $6.9 million, which includes $350,000 paid to date. Also, if cumulative net sales of all licensed products reach a certain level, the Company will be required to make a one-time sales milestone payment of $2.0 million. The timing and likelihood of such milestone payments are not currently known to the Company. A portion of the milestone payments the Company makes will be credited against its future royalty payments. The Company must pay CMCC royalties in the mid-single digit range based on net sales of licensed products as defined in the agreement by the Company, its affiliates and its sublicensees, which royalties will be reduced for certain amounts the Company is required to pay to license patents or intellectual property from third parties and under certain circumstances if there is a competing product. No royalties will be payable with respect to sales of licensed products in countries where there is no valid patent claim, unless the Company advised CMCC not to file for patent protection in that country and later chose to market and sell

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

licensed products in such country. The license agreement, and the Company’s obligation to pay royalties, terminates on the later of the expiration, on a country-by-country basis, of the last patent right and October 2018.

In January 2006 the Company entered into a license agreement with Wake Forest University Health Sciences, or WFUHS, which was amended in May 2007, for the license of certain of WFUHS’s intellectual property rights. Under the license agreement, the Company issued WFUHS a warrant to purchase 46,387 shares of the Company’s common stock through January 1, 2016 at an exercise of $0.16 per share and is required to pay WFUHS a percentage of certain consideration received from a sublicensee. The Company is not required to make any milestone payments to WFUHS related to the development or commercialization of the licensed products, but the Company is required to pay certain license maintenance fees with respect to each product covered by new development patents, commencing two years after the Company initiates the first animal study conducted under cGLP, with respect to such product. These license maintenance fees, which are in the low six figure range with respect to each product, will be creditable against royalties the Company is obligated to pay to WFUHS for such product. In addition, the Company is required to pay WFUHS royalties in the low- to mid-single digit range based on net sales of licensed products in all countries. With respect to any product covered by an improvement patent, the Company’s obligation to pay royalties to WFUHS terminates upon the later of the expiration, on a product-by-product basis, of the last to expire patent covering such product and the date that is 15 years from the first commercial sale of such product, provided that no such royalty is payable more than seven years after expiration of the last-to-expire patent covering such product.

In January 2006, the Company entered into a research agreement with WFUHS, which was amended in September 2006. Under the research agreement, WFUHS agreed to perform sponsored research in return for quarterly payments. As of December 31, 2009, the Company was obligated to make payments of $800,000 with respect to the 2010 research activities of WFUHS under this agreement. The sponsored research involves the experiments and studies set out in annual research plans and milestones established under the agreement. The agreement expires December 31, 2010 but the agreement may be extended for up to an additional three-year period. Either party may terminate the agreement upon a material, uncured breach by the other party upon 30 days written notice. The Company may terminate the agreement at any time, with or without cause, upon 90 days prior written notice. If the Company terminates the agreement, it is required to pay to WFUHS all reasonable direct costs and all noncancelable obligations incurred by WFUHS, provided that such liability is limited to $625,000.

(14)	Income Taxes

A reconciliation of the statutory U.S. federal rate to the Company’s effective tax rate is as follows:

	Year ended December 31
	2007	2008	2009
Percent of pre-tax income:
U.S. federal statutory income tax rate	(34.0)%	(34.0)%	(34.0)%
State taxes, net of federal benefit	(6.9)	(6.7)	(6.7)
Other	0.1	0.6	(1.1)
Change in valuation allowance	40.8	40.1	41.8

Effective income tax expense rate	—%	—%	—%

TENGION, INC.

(A Development-Stage Company)

Notes to Financial Statements—(Continued)

December 31, 2009

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets were as follows:

	December 31
	2008	2009
Net operating loss carryforwards	$30,218,557	$37,526,854
Research and development credit	3,485,127	4,142,443
Depreciation and amortization	4,132,587	6,097,278
Capitalized start-up costs	7,793,408	9,730,121
Other temporary differences	967,989	923,419

Gross deferred tax asset	46,597,668	58,420,115
Deferred tax assets valuation allowance	(46,597,668)	(58,420,115)

	$—	$—

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences representing net future deductible amounts become deductible. Due to the Company’s history of losses, the deferred tax assets are fully offset by a valuation allowance at December 31, 2008 and 2009. The valuation allowance in 2008 increased by $18.6 million over 2007 and the valuation allowance in 2009 increased by $11.8 million over 2008, related primarily to additional net operating losses incurred by the Company and additional capitalized start-up expenses.

As of December 31, 2008, and 2009, approximately $19.1 million and $23.9 million, respectively, of the Company’s expenses had been capitalized for tax purposes as start-up costs. For tax purposes, capitalized start-up costs will be amortized over fifteen years beginning when the Company commences operations, as defined under the Internal Revenue Code.

The following table summarizes carryforwards of net operating losses and tax credits as of December 31, 2009.

	Amount	Expiration
Federal net operating losses	$95,596,726	2023 to 2030
State net operating losses	102,670,596	2019 to 2030
Research and development credits	4,142,443	2024 to 2030

The Tax Reform Act of 1986 (the Act) provides for a limitation on the annual use of net operating loss and research and development tax credit carryforwards following certain ownership changes (as defined by the Act) that could limit the Company’s ability to utilize these carryforwards. The Company has not completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since its formation, due to the significant costs and complexities associated with such a study. The Company may have experienced various ownership changes, as defined by the Act, as a result of past financings. Accordingly, the Company’s ability to utilize the aforementioned carryforwards may be limited. Additionally, U.S. tax laws limit the time during which these carryforwards may be applied against future taxes; therefore, the Company may not be able to take full advantage of these carryforwards for federal or state income tax purposes.

                 Shares

TENGION, INC.

Common Stock

PROSPECTUS

Until             , 2010 (25 days after commencement of this offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray	Leerink Swann

                , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee.

Securities and Exchange Commission registration fee	$2,870
FINRA filing fee	4,525
Nasdaq Global Market listing fee	*
Blue Sky fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer Agent and Registrar fees	*
Miscellaneous expenses	*
Total	*

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

The Registrant’s amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Registrant’s amended and restated bylaws provide for the indemnification of officers, directors and third parties acting on the Registrant’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the Registrant, the Registrant’s executive officers and directors, and indemnification of the underwriters by the Registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding shares of common stock and preferred stock issued, options granted and warrants issued by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Capital Stock

(1) On September 24, 2007 and October 15, 2008, we sold an aggregate of 18,332,965 shares and 11,793,127 shares, respectively, of our Series C convertible preferred stock at a price per share of $1.82 for an aggregate purchase price of approximately $54.8 million.

(b) Stock Option Grants and Warrant Issuances

(1) From December 1, 2006 through December 22, 2009, we granted stock options to purchase an aggregate of 9,847,972 shares of our common stock with exercise prices ranging from $0.03 to $1.71 per share, to certain of our employees, consultants and directors under our 2004 Stock Incentive Plan in connection with services provided by such parties to us.

(2) From December 28, 2006 through October 31, 2008, we issued warrants to an accredited investor, in connection with a loan entered into with such accredited investor, to purchase up to an aggregate of 98,962 shares of our Series A convertible preferred stock and 39,913 shares of our Series C convertible preferred stock, each at an exercise price of $1.61683 per share for the Series A convertible preferred stock and $1.82 per share for the Series C convertible preferred stock.

(3) From December 1, 2006 through October 31, 2008, we issued warrants to an accredited investor, in connection with a loan entered into with such accredited investor, to purchase up to an aggregate of 834,967 shares of our Series A convertible preferred stock, 219,780 shares of our Series B convertible preferred stock and 249,341 shares of our Series C convertible preferred stock, each at an exercise price of $1.61683 per share for the Series A convertible preferred stock and $1.82 per share for the Series B and Series C convertible preferred stock.

(4) From October 31, 2008 through September 23, 2009, we issued warrants to an accredited investor, in connection with a loan entered into with such accredited investor, to purchase up to an aggregate of 158,586 shares of our Series C convertible preferred stock, each at an exercise price of $1.82 per share.

No underwriters were involved in the foregoing issuances of securities. The securities described in paragraph (a)(1) of this Item 15 were issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act, and, in certain cases, in reliance on Regulation D promulgated thereunder, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The securities described in paragraph (b)(1) of this Item 15 were made pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act, or pursuant to Section 4(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The securities described in paragraphs (b)(2), (3) and (4) of this Item 15 were issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

All of the purchasers of shares of our convertible preferred stock described above, the purchasers of shares of our common stock described above and the parties to which warrants were issued described above represented to us in connection with their respective acquisitions described above that they were accredited investors and that they were acquiring the applicable securities for investment and not distribution and to the effect that they could bear the risks of the investment. Such parties received written disclosures that the applicable securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The certificates representing the issued shares of capital stock and the warrants described in this Item 15 included appropriate legends setting forth that the applicable securities have not been registered and the applicable restrictions on transfer of the securities.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.

3.2*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.

4.1*	Form of the Registrant’s Common Stock Certificate.

4.2**	Second Amended and Restated Investor Rights Agreement by and among the investors listed therein and Tengion, Inc., dated as of September 24, 2007.

4.3**	Amendment No. 1 to Second Amended and Restated Investor Rights Agreement by and among the investors listed therein and Tengion, Inc., dated as of October 15, 2008.

4.4**	Form of Preferred Stock Warrant by and between Oxford Finance Corporation and the Company.

4.5**	Form of Preferred Stock Warrant by and between Horizon Funding Company II LLC and the Company.

4.6**	Stock Subscription Warrant issued to APCO Worldwide Inc., dated September 1, 2005.

5.1*	Opinion of Goodwin Procter LLP.

10.1**	Lease Agreement by and between 3929 Westpoint Industrial, LLC and Tengion, Inc., dated as of June 8, 2005.

10.2**	First Amendment to Lease by and among Fawn Industrial LLC and 1881 Industrial LLC, successors in interest to 3929 Westpoint Industrial, LLC and together as Landlord, and Tengion, Inc., dated as of March 15, 2007.

10.3**	Sub-Sublease Agreement by and between Corporate Interiors, Inc. and Tengion, Inc., dated as of February 1, 2006, as amended.

10.4**	Lease Agreement by and between Norriton Business Campus, L.P. and Tengion, Inc., dated as of February 1, 2006, as amended.

10.5	Amended and Restated Tengion, Inc. 2004 Stock Incentive Plan, Form Notice of Stock Option Grant and Stock Option Agreement.

10.6†**	Exclusive License Agreement by and between Children’s Medical Center Corporation and Tengion, Inc., dated as of October 10, 2003.

10.7†**	License Agreement by and between the Company and Wake Forest University Health Sciences, effective as of January 1, 2006.

10.8†**	License Agreement Amendment No. 1 by and between the Company and Wake Forest University Health Sciences, dated as of May 3, 2007.

Exhibit No.	Description
10.9†**	Research Agreement by and between the Company and Wake Forest University Health Sciences, effective as of January 1, 2006, as amended.

10.10**	Venture Loan and Security Agreement by and between Horizon Technology Funding Company LLC and Tengion, Inc., effective as of September 1, 2006.

10.11**	First Amendment of Venture Loan and Security Agreement by and between Horizon Technology Funding Company LLC and Tengion, Inc., dated as of September 28, 2007.

10.12**	Second Amendment of Venture Loan and Security Agreement by and between Horizon Technology Funding Company LLC and Tengion, Inc., dated as of October 31, 2008.

10.13**	Venture Loan and Security Agreement by and between Compass Horizon Funding Company, LLC and Tengion, Inc., dated as of October 31, 2008.

10.14**	Master Security Agreement No. 5081099 by and between Oxford Finance Corporation and Tengion, Inc., dated as of July 20, 2005.

10.15**	Amendment Agreement by and between Oxford Finance Corporation and Tengion, Inc., dated as of April 3, 2006.

10.16**	Amendment Agreement by and between Oxford Finance Corporation and Tengion, Inc., dated as of December 28, 2006.

10.17**	Machinery and Equipment Loan Fund #25-9-779 Loan Agreement by and between the Commonwealth of Pennsylvania, acting through the Department of Community and Economic Development, and Tengion, Inc., dated as of December 20, 2007.

10.18**	Machinery and Equipment Loan Fund Security Agreement by and between the Commonwealth of Pennsylvania, acting through the Department of Community and Economic Development, and Tengion, Inc., dated as of December 20, 2007.

10.19**	Offer Letter by and between Steven Nichtberger and the Company, dated as of May 25, 2004.

10.20**	Offer Letter Amendment by and between Steven Nichtberger and the Company, dated as of December 22, 2008.

10.21**	Indemnification Agreement by and between Steven Nichtberger and the Company, dated as of December 2, 2004.

10.22**	Restricted Stock Purchase Agreement by and between the Company and Steven Nichtberger, dated as of August 16, 2004.

10.23**	Restricted Stock Purchase Agreement by and between the Company and Steven Nichtberger, dated as of May 25, 2004.

10.24**	Offer Letter by and between Tim Bertram and Tengion, Inc., dated July 28, 2004.

10.25**	Restricted Stock Agreement by and between Steven Nichtberger and the Company, dated as of May 26, 2004.

10.26**	Offer Letter Amendment by and between Tim Bertram and the Company, dated as of December 22, 2008.

10.27**	Restricted Stock Purchase Agreement by and between the Company and Tim Bertram, dated as of August 16, 2004.

10.28**	Restricted Stock Purchase Agreement by and between the Company and Tim Bertram, dated as of July 28, 2004.

10.29**	Offer Letter by and between Linda Hearne and the Company, dated as of September 22, 2004.

Exhibit No.	Description
10.30**	Amendment of Terms of Offer Letter by and between Linda Hearne and the Company, dated as of June 16, 2009.

10.31**	Offer Letter by and between Mark Stejbach and the Company, dated June 24, 2008.

10.32**	Offer Letter Amendment by and between Mark Stejbach and the Company, dated as of December 22, 2008.

10.33*	Form of Indemnification Agreement.

10.34	2010 Stock Option and Incentive Plan, Form of Incentive Stock Option Agreement, Form of Non-Qualified Stock Option Agreement and Form of Restricted Stock Award Agreement.

16.1**	Letter from KPMG LLP.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	Consent of KPMG LLP, independent registered public accounting firm.

23.3*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (contained on signature page).

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Norriton, State of Pennsylvania, on the 23rd day of February, 2010.

TENGION, INC.

By:	/s/ Steven Nichtberger
Steven Nichtberger, MD
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities, and on the dates indicated below.

Signature	Title	Date

/s/ Steven Nichtberger Steven Nichtberger, MD	President and Chief Executive Officer, Director (Principal Executive Officer)	February 23, 2010

/s/ Linda Hearne Linda Hearne	Vice President, Finance (Principal Financial and Accounting Officer)	February 23, 2010

* David I. Scheer	Chairman of the Board of Directors	February 23, 2010

* Carl-Johan Dalsgaard, MD, PhD	Director	February 23, 2010

* Brenda D. Gavin, DVM	Director	February 23, 2010

* Gary J. Kurtzman, MD	Director	February 23, 2010

* James Nahirny	Director	February 23, 2010

* Brian J. G. Pereira, MD	Director	February 23, 2010

* Lorin J. Randall	Director	February 23, 2010

*By:	/s/ Steven Nichtberger	February 23, 2010
Steven Nichtberger, MD As Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.

3.2*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.

4.1*	Form of the Registrant’s Common Stock Certificate.

4.2**	Second Amended and Restated Investor Rights Agreement by and among the investors listed therein and Tengion, Inc., dated as of September 24, 2007.

4.3**	Amendment No. 1 to Second Amended and Restated Investor Rights Agreement by and among the investors listed therein and Tengion, Inc., dated as of October 15, 2008.

4.4**	Form of Preferred Stock Warrant by and between Oxford Finance Corporation and the Company.

4.5**	Form of Preferred Stock Warrant by and between Horizon Funding Company II LLC and the Company.

4.6**	Stock Subscription Warrant issued to APCO Worldwide Inc., dated September 1, 2005.

5.1*	Opinion of Goodwin Procter LLP.

10.1**	Lease Agreement by and between 3929 Westpoint Industrial, LLC and Tengion, Inc., dated as of June 8, 2005.

10.2**	First Amendment to Lease by and among Fawn Industrial LLC and 1881 Industrial LLC, successors in interest to 3929 Westpoint Industrial, LLC and together as Landlord, and Tengion, Inc., dated as of March 15, 2007.

10.3**	Sub-Sublease Agreement by and between Corporate Interiors, Inc. and Tengion, Inc., dated as of February 1, 2006, as amended

10.4**	Lease Agreement by and between Norriton Business Campus, L.P. and Tengion, Inc., dated as of February 1, 2006, as amended

10.5	Amended and Restated Tengion, Inc. 2004 Stock Incentive Plan, Form Notice of Stock Option Grant and Stock Option Agreement.

10.6†**	Exclusive License Agreement by and between Children’s Medical Center Corporation and Tengion, Inc., dated as of October 10, 2003.

10.7†**	License Agreement by and between the Company and Wake Forest University Health Sciences, effective as of January 1, 2006.

10.8†**	License Agreement Amendment No. 1 by and between the Company and Wake Forest University Health Sciences, dated as of May 3, 2007.

10.9†**	Research Agreement by and between the Company and Wake Forest University Health Sciences, effective as of January 1, 2006, as amended.

10.10**	Venture Loan and Security Agreement by and between Horizon Technology Funding Company LLC and Tengion, Inc., effective as of September 1, 2006.

10.11**	First Amendment of Venture Loan and Security Agreement by and between Horizon Technology Funding Company LLC and Tengion, Inc., dated as of September 28, 2007.

10.12**	Second Amendment of Venture Loan and Security Agreement by and between Horizon Technology Funding Company LLC and Tengion, Inc., dated as of October 31, 2008.

Exhibit No.	Description
10.13**	Venture Loan and Security Agreement by and between Compass Horizon Funding Company, LLC and Tengion, Inc., dated as of October 31, 2008.

10.14**	Master Security Agreement No. 5081099 by and between Oxford Finance Corporation and Tengion, Inc., dated as of July 20, 2005.
10.15**	Amendment Agreement by and between Oxford Finance Corporation and Tengion, Inc., dated as of April 3, 2006.

10.16**	Amendment Agreement by and between Oxford Finance Corporation and Tengion, Inc., dated as of December 28, 2006.

10.17**	Machinery and Equipment Loan Fund #25-9-779 Loan Agreement by and between the Commonwealth of Pennsylvania, acting through the Department of Community and Economic Development, and Tengion, Inc., dated as of December 20, 2007.

10.18**	Machinery and Equipment Loan Fund Security Agreement by and between the Commonwealth of Pennsylvania, acting through the Department of Community and Economic Development, and Tengion, Inc., dated as of December 20, 2007.

10.19**	Offer Letter by and between Steven Nichtberger and the Company, dated as of May 25, 2004.

10.20**	Offer Letter Amendment by and between Steven Nichtberger and the Company, dated as of December 22, 2008.

10.21**	Indemnification Agreement by and between Steven Nichtberger and the Company, dated as of December 2, 2004.

10.22**	Restricted Stock Purchase Agreement by and between the Company and Steven Nichtberger, dated as of August 16, 2004.

10.23**	Restricted Stock Purchase Agreement by and between the Company and Steven Nichtberger, dated as of May 25, 2004.

10.24**	Offer Letter by and between Tim Bertram and Tengion, Inc., dated July 28, 2004.

10.25**	Restricted Stock Agreement by and between Steven Nichtberger and the Company, dated as of May 26, 2004.

10.26**	Offer Letter Amendment by and between Tim Bertram and the Company, dated as of December 22, 2008.

10.27**	Restricted Stock Purchase Agreement by and between the Company and Tim Bertram, dated as of August 16, 2004.

10.28**	Restricted Stock Purchase Agreement by and between the Company and Tim Bertram, dated as of July 28, 2004.

10.29**	Offer Letter by and between Linda Hearne and the Company, dated as of September 22, 2004.

10.30**	Amendment of Terms of Offer Letter by and between Linda Hearne and the Company, dated as of June 16, 2009.

10.31**	Offer Letter by and between Mark Stejbach and the Company, dated June 24, 2008.

10.32**	Offer Letter Amendment by and between Mark Stejbach and the Company, dated as of December 22, 2008.

10.33*	Form of Indemnification Agreement.

10.34	2010 Stock Option and Incentive Plan, Form of Incentive Stock Option Agreement, Form of Non-Qualified Stock Option Agreement and Form of Restricted Stock Award Agreement.

Exhibit No.	Description
16.1**	Letter from KPMG LLP.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	Consent of KPMG LLP, independent registered public accounting firm.

23.3*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (contained on signature page).

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.